4/7

04024212

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Noranda

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FILE NO. 82- 158 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 4/12/04

82-158

noranda

AR/S
12-31-03



Groundwork

The Foundation for Success

Annual Report 2003

The Groundwork for Success

Over the past year we completed the groundwork essential for the future success of Noranda.

We improved our competitive position significantly as we shut down unprofitable operations, reduced costs across our business units, and brought into production new low-cost operations.

With a portfolio of geographically diverse copper and nickel assets and integrated zinc and aluminum operations, Noranda is in a strong position to take advantage of higher metal prices.

Operating Capital Assets by Business – 2003


2%
5%
12%
22%
59%
Copper
Nickel
Aluminum
Zinc
Other

Our asset base is over 80% copper and nickel.

Noranda is in a strong position to take advantage of higher metal prices.

Notes

- All funds are in U.S. dollars and units of measurement are metric unless otherwise noted.
- At December 31, 2003, Noranda owned 59.2% of Falconbridge Limited ("Falconbridge").
- Some statements contained in this report are made to describe the Company's intentions, expectations or predictions. The Company cautions that these statements involve risk and uncertainty, and that actual results could differ materially from those expressed or implied in such statements.

A Focused Metal Strategy

Metal		Cash Cost Breakdown


Copper

The integrated Copper Business is comprised of three mines in South America, one mine in Canada and processing and recycling plants in North and South America.


Raw material 54%
Energy 9%
Labour 12%
Supplies and consumables 12%
Contract and other 10%
General 3%

More than half of the operating cash cost of the Copper Business is attributable to the purchase of raw materials.


Nickel

The Nickel Business consists of five mines and four metallurgical plants that make up the Integrated Nickel Operations ("INO") and a laterite mine and ferronickel operation in the Dominican Republic.


Labour 33%
Contracted services 16%
Hydro, oil and gas 27%
Supplies and materials 21%
Other 3%

Labour and energy represent 60% of the operating cash cost.


Zinc

The Zinc Business includes the Brunswick mine and smelter, the Matagami mine and Noranda's interest in the Noranda Income Fund.


Labour 46%
Energy 13%
Supplies 28%
Other 13%

Labour is the largest single component of the Zinc Business operating cash cost.


Aluminum

The Aluminum Business has five plants in the United States that produce primary aluminum and aluminum foil and light sheet.


Raw material 44%
Energy 24%
Labour 19%
General and other 13%

The purchase of raw materials is the main component of the operating cash cost of the Aluminum Business.

Financial Highlights

FINANCIAL INFORMATION

(US$ millions, except per share amounts)

December 31	2003	2002
Results of Operations		
Revenues	4,657	3,873
Operating expenses	3,768	3,269
Depreciation, amortization and reclamation	480	490
Income generated by operating assets	409	114
Financial Position – at year end		
Total consolidated assets	8,245	7,102
Total corporate borrowings	3,324	3,349
Shareholders' equity	2,636	1,858
Other Financial Information – per common share		
Earnings (loss) per share – Basic	$ 0.04	$ (1.93)
Book value	$ 7.65	$ 6.57
Common share price (at year end) TSX Cdn$	$ 20.55	$ 14.21


2003 Revenue by Business
2%
9%
15%
46%
28%
Copper
Aluminum
Nickel
Other
Zinc

Nickel and copper operations represent 74% of total revenues.


Earnings 2003 vs 2002
($ millions)
34
-447
02
03

Noranda returned to profitability in 2003 with net earnings of $34 million.


Average Metal Prices (Realized) 2003 vs 2002
40%
11%
7%
5%
Nickel
Zinc
Copper
Aluminum

Average realized prices increased for all Noranda's main metals in 2003.

Measuring Our Progress

Metal prices partially rebounded in 2003. Noranda is positioned to benefit significantly.

2003 Goal	2003 Performance
1 Advance development of copper and nickel mining projects	◦ Substantially completed expansions of the Collahuasi and Kidd Creek copper mines ◦ Completed feasibility study and initiated bankable feasibility study for the Koniambo nickel project ◦ Initiated development of the Montcalm nickel deposit ◦ Started crusher expansion at Lomas Bayas copper facility
2 Improve economics of metallurgical operations in Canada	• Ended 11-month Horne smelter strike, gained flexibility in labour agreement and implemented new business model • Lowered annual labour costs by $15 million at the Horne and CCR operations • Reduced Kidd Creek workforce by 15% and improved productivity • Achieved $13 million in overall annual operating improvements as a result of Six Sigma projects • Started new recycling operation in Brampton, Ontario
3 Achieve optimal production at new projects	• Completed and started up Altonorte smelter capacity expansion under budget and on time • Continued ramp up of new aluminum foil production capacity as planned
4 Build financial strength	• Completed $533 million preferred and common equity share issues • Reduced dividend to peer level (annual obligation lowered by $50 million) • Pre-funded June 2004 8% debt maturity with $350 million 12-year, 6% notes • Obtained release from guarantee of Antamina debt as operation achieved final completion • Increased financial statements comparability with conversion to U.S. dollar reporting • Monetized investment in Noranda Income Fund for $84 million • Reduced net debt by $362 million • Improved net-debt-to-total-capitalization ratio from 54% to 43%; balance sheet ratios in line with investment grade credit rating criteria
5 Enhance existing operations	◦ Achieved record nickel production, 14% higher than in 2002 ◦ Set new production record at the Lomas Bayas copper mine ◦ Achieved record metal recoveries and low cash operating cost at the Brunswick zinc mine ◦ Established new record production of primary aluminum and foil sheet production

Dear Fellow Shareholders,



DEREK PANNELL
President and
Chief Executive Officer

The Foundation for Success

In 2003 we turned around the Company and returned to profitability. Over the last 24 months, our successful execution of a multi-step strategy improved leverage to metal production and enabled us to take advantage of increasing metal prices and strengthening market fundamentals.

We are now in a position to capitalize on higher prices and have the assets and balance sheet that will allow us to move forward on low-risk, high-return capital investment projects already within our control.

Noranda represents one of the most highly-leveraged base metal investments in the marketplace today. As prices continue to rise, our leverage to nickel, copper, zinc and aluminum will translate into substantial increases in operating cash and net income.

A Year of Solid Progress

We continued to remove unnecessary costs wherever possible, as set out in our message of last year. We addressed unprofitable and underperforming operations. We also resolved the labour conflict at the Horne, Quebec, copper smelter and improved the profitability of our copper operations in Canada. In addition, we improved our financial liquidity and today we are positioned to expand our production base with one of the best portfolios of brownfield and greenfield mining opportunities in the world.


Earnings Variance
2003 vs 2002
($ millions)
350
332
-95
-76
-31
Volumes
Metal prices
Foreign Exchange
Energy
Restructuring

Earnings in 2003 were primarily affected by rising metal prices and the appreciation of the Canadian dollar.

A Return to Profitability

Noranda returned to profitability in 2003, with net income of $34 million, compared to a net loss of $447 million the year before. Although the $481-million improvement in income during the year is impressive, our fourth-quarter results are more indicative of the true earnings capability of Noranda. If we extrapolate fourth-quarter results to a full year, Noranda would have generated income from operating assets of over $900 million, or about $500 million more than during 2003, and net income of over $250 million, assuming other factors remained unchanged.

We achieved much-improved financial results despite three major challenges. First, the 20% appreciation in value of the Canadian dollar relative to the U.S. currency in 2003 increased the costs of our Canadian operations. Second, energy costs were the highest they have been in years. Finally, continued low treatment and refining charges reduced the contribution to earnings of our metallurgical operations.

Operations Improved During 2003

Copper

Our copper business had a solid performance in 2003, with $164 million of income generated by operating assets despite the fact that copper prices were low for most of the year. The business has world-class assets which should deliver even better results as they achieve full capacity during 2004. The average realized price for copper last year was $0.82 per pound, compared to the current London Metal



COLLAHUASI

The fourth-largest copper mine in the world, Collahuasi is expected to complete a $654-million expansion in June 2004.



KIDD MINE D

The Kidd Mine D in Timmins will start production by the end of 2004. The $451-million project will maintain copper and zinc production at 2.4 million tonnes of ore per year and extend mine life.

Exchange ("LME") price, of over $1.30 per pound. With limited supplies and increasing demand, prices could be pushed even higher. The stage has been set for an improvement in the performance of the copper operations in Canada now that the Horne strike has been settled and manpower reductions are working through the system. The Kidd Mine D expansion in Timmins, Ontario will also begin operation in the second half of 2004, further increasing the reliability of our copper production.

Nickel

We are very pleased with our nickel business. It delivered income from operating assets of $296 million in 2003, with revenue increasing by 54% as nickel prices rose 40%. With nickel in the $6.00 to $7.00 per pound range and no signs of a slowdown in demand or any near-term supply increase, we are focused on maximizing nickel production and accelerating the development of further capacity increases. In addition, cost control remains a priority in order to maximize benefits of improved margins.


2003 Quarterly
Net Earnings
($ millions)
64
34
20
-10
-40
Q1
Q2
Q3
Q4
2003

Quarterly net earnings rose steadily in 2003.

Zinc

The zinc business operations met or exceeded all production targets. Nevertheless, a loss from operating assets of $68 million was recorded due to very low zinc prices and a stronger Canadian dollar. LME prices in 2003 averaged $0.43 per pound and are currently over $0.50 per pound. Fundamentals for the zinc market are strong in the medium term. We believe that zinc will be the next base metal to experience price strengthening, possibly to the $0.60 per pound range.

Aluminum

Our aluminum business had income from operating assets of $20 million despite low prices, soft markets and higher energy costs during the year. As the North American economy strengthens and aluminum foil and primary prices increase, our business will be well positioned.

A Clear and Focused Strategy

The strategy we established in late 2002, focusing on copper and nickel mining for future earnings growth and development, remains unchanged. Events of the past year and the outlook for metal markets over the next few years have continued to validate this strategy. We are now the world's third-largest producer of refined nickel and the ninth-largest copper producer. With high-return assets, we have the potential to expand profitably into the future.



NICKEL RIM SOUTH

The resources at the Nickel Rim South project in Sudbury increased 87% to 11.7 million tonnes in 2003.

ALTONORTE

The Altonorte copper smelter's ramp-up is complete and production already exceeds the 820,000 tonne-per-year target concentrate smelting rate.

Over the past two years we have successfully put in place the first two steps of a four-step strategy to reinforce Noranda's stature as one of the leading base metal mining investments in the world.

Reducing Costs

Our first priority was cost reduction. We shut down the Gaspé, Quebec copper smelter and the Warsaw, Kentucky wheel plant as well as idled our magnesium plant in Quebec. We reduced manpower by 15%, and aligned administrative functions at Falconbridge and Noranda. We refocused our exploration and technology activities. Measures to rationalize our metallurgical plants have either been implemented or have been announced and will be completed by mid-2004. More flexible labour contracts were signed at the Horne smelter and at other operations. In total, major contracts were renewed at eight operations. We remain determined to be vigilant with regard to cost containment and will continue to use our Six Sigma program to help us achieve our goals. In 2003, Six Sigma projects generated savings of $30 million and, in 2004, we expect the program to generate in excess of $35 million in annualized cost reductions.

Strengthening Our Financial Position

The second step in our strategy was to strengthen our financial platform to enable us to invest in our production capacity and grow the Company. In 2003, we issued $533 million of equity and $347 million of debt as well as completed the sale of another 25% (for net proceeds of $80 million) of the Noranda Income Fund. During the year, we also began to report our financial results in U.S. dollars. We maintained investment-grade credit ratings throughout the year and in the third quarter, the debt for the Antamina mine, in Peru, became non-recourse. These developments have created a solid financial base for Noranda to pursue its growth initiatives.

The debt-to-total-capitalization ratio was reduced to 43% at year end compared to 54% a year earlier, leaving us well positioned at the start of a base metals cycle where substantial cash flows will be generated from our asset base. Our overall objectives remain the preservation of Noranda's financial flexibility and the maintenance of its investment grade credit ratings. As we demonstrated last summer with our most recent debt issue, the Company has access to many sources of capital to continue to invest in growing its earnings base. In this regard, current liquidity is over $1.7 billion.

A Clear and Focused Strategy



Reducing costs
Strengthening financial position
Improving earnings and cash flow
Pursuing focused and disciplined growth
A stronger Noranda and a more attractive mining investment

Improving Our Earnings and Cash Flow

The third step in our strategy is the improvement of Noranda's earnings and cash flow. Metal prices have risen substantially since year end and are forecast to continue increasing, providing substantial revenue improvements. Our exposure to higher metal prices will be further leveraged by an active management program that targets:

1. The completion of current projects, such as the Collahuasi and Kidd Creek mine expansions, as soon as possible and at designed production rates;
2. The ability of existing operations to produce at, or above, design capacity (in particular, the Antamina mine, where removal of the final lake sediment will be completed mid-year, and the Missouri aluminum smelter and the Tennessee foil plant, both of which should achieve full production by year-end 2004);
3. The enhancement of revenues by increasing production of value-added products, such as our aluminum foil and zinc galvanizing products; and,
4. The ability to secure premiums by differentiating "commodity" products and through close work with customers to understand their needs.

Pursuing Focused and Disciplined Growth

The fourth and final step of our strategy is to execute a program of focused and disciplined growth. As we go forward, we will:

1. Concentrate on nickel and copper mining, which have the best fundamentals of all base metals;
2. Give preference to low-risk brownfield projects;
3. Focus growth on long-life mines utilizing our metallurgical operations to reduce exposure to treatment charges and increasing freight and acid costs;
4. Launch only robust projects that meet our risk-adjusted hurdle rates;
5. Require a rigorous project-review process incorporating our Stage-gate methodology and Six Sigma techniques; and,
6. Lead with superior project development and execution, consistently delivering on time and on budget.

As detailed on pages 12 to 14 of this report, Noranda has one of the most attractive portfolios of brownfield and greenfield expansion opportunities in the industry. This will allow Noranda to take advantage of future commodity price increases more readily than most others in the industry.

Adapting to Changing Industry Dynamics

China's influence on global metal markets was a critical factor in 2003. The country's extraordinary record of economic growth fed increasingly strong demand for metals. China has turned from being a net exporter of copper and zinc to a net importer, changing the global demand and supply equation dramatically.

China's high growth rate and strong demand for base metals should support high prices for Noranda's products. This, combined with the dearth of investments in new production and exploration over the last five years, augurs well for the future pricing environment, especially as Western World economies are improving.

Noranda's Common Share Dividend

On July 25, 2003, Noranda announced the reduction of its annual dividend from Cdn$0.80 per common share to Cdn$0.48 in order to allow the Company greater free cash flows for reinvestment in high-return base metal opportunities. While we undertook this measure reluctantly, it has improved the Company's financial flexibility, and as a result, we believe it was the correct long-term decision for the Company and its shareholders.


Average Realized Metal Prices
2003 vs 2002
($)
3.14
4.40
0.74
0.82
0.40
0.43
0.65
0.68
02 03
02 03
02 03
02 03
Nickel
Zinc
Copper
Aluminum

Prices for all of our metals increased significantly in 2003.

Positive Outlook

With the world economy continuing to perform strongly and the high levels of Chinese industrial production, we expect to see further strong demand for metals in 2004 and 2005. Noranda is well positioned to benefit.

While we cannot assure the future and, in particular, where prices will be, we will continue executing our strategy – increasing production, completing projects on time and on budget, lowering costs, adding value through business development, making the right development decisions, and ensuring the judicious and timely use of our capital.

Building on a Solid Position

In 2003, thanks to a team of skilled and dedicated professionals, we made the tough decisions that needed to be made. As a result, we are in a far stronger position than we have been in for years. It appears we are heading towards some very positive years in the base metals business, and are extremely pleased with the way the Company is now poised to participate in this strong revival.

We would like to thank our employees for their contribution and commitment to making 2003 a year of tremendous accomplishment for Noranda.

On behalf of the Board of Directors,



Derek Pannell
President and Chief Executive Officer
February 9, 2004

2004 Goals

Continue to Improve Operating Base

1 Continue to take action with underperforming operations
2 Realize full synergies of Falconbridge ownership

Extract Full Benefit from Assets

3 Maximize production at existing operations to leverage exposure to higher metal prices
4 Protect or enhance cost position at all business units
5 Maintain flexibility in labour agreements
6 Ramp up new projects to full capacity as scheduled
7 Optimize value-added product lines

Strengthen Financial Position

8 Maintain investment grade credit ratings
9 Manage capital investment program to maximize returns

Focused and Disciplined Growth

10 Focus on nickel and copper growth
11 Select low-risk brownfield expansions over acquisitions
12 Achieve projected hurdle rates of return on all capital investments
13 Lead through world-class project development and execution



Metals Outlook

Noranda's earnings are directly affected by fluctuations in the prices of the metals it produces.

Copper

With the strength of the Chinese demand and the economic recovery in the United States and Europe, demand is expected to outstrip supply in 2004. Growing needs by the construction industry and for infrastructure expansion and renewal can be observed in China and in other Asian countries, as well as in developed countries. Few new mining projects are being scheduled for completion during the next two or three years. Mid-term new supply is expected to come primarily from brownfield expansions.

A gradual decline in copper inventories, including producer stocks, is anticipated in 2004.

Zinc

The continuing zinc industry consolidation and the depletion of smaller or older mines are changing the landscape of the zinc industry. This combined with the relative absence of investments in the development of new mines during the last five years, is beginning to impact supply. Inventories are expected to continue declining in 2004 and drop more sharply in 2005. Chinese zinc exports should continue to fall, helping to reestablish the market balance. The negative impact of higher exchange rates in producing countries relative to the U.S. currency should also lead to some mine closures or capacity curtailments.

Nickel

For 2004, the nickel market is forecast to remain in a substantial deficit as demand is expected to continue to outpace supply. The dearth of new projects and the long lead times before a new project can be brought on line are exacerbating an already tight market. The booming Chinese economy and a rapidly-growing stainless steel industry are driving demand to new highs. The volatility of the nickel price in such tight market conditions makes it impossible to speculate on how high the price could go in the right circumstances, especially with significant investment fund activity. The key drivers for the nickel market in 2004 will be the sustainability of Chinese demand, which is still growing at 8% to 9%, and that of the Western World economies.

Aluminum

Market conditions have improved substantially since early 2002. Although China remains a net exporter, it is expected to lose that status in the near- to mid-term. The manufacturing industry recovery underway in the U.S. is expected to increase demand while higher alumina costs continue to put upward pressure on aluminum prices.

The cutbacks and closures of older foil facilities in the North American market in 2003 have had a positive influence in the marketplace.

More Opportunities for Growth

A Portfolio of High-Quality, Low-Risk Projects

Over the last decade, Noranda has assembled one of the most significant portfolios of growth projects of any company in its category. Some of them are closer to its operations and easier to execute, others are among the most attractive greenfield projects in the base metals industry.


Nickel
Montcalm, Ontario, Canada ▲
Nickel Rim South, Ontario, Canada ▲
Fraser Morgan, Ontario, Canada ▲
Koniambo, New Caledonia ●
Raglan, Nunavik, Canada ▲
Kabanga, Tanzania ●
Zinc
Lady Loretta, Australia ●
Perseverance, Quebec, Canada ▲
Aluminum
Alumysa, Chile ●
Copper
Collahuasi, Chile △
Lomas Bayas, Chile △
El Morro, Chile ○
West Wall, Chile ○
El Pachón, Argentina ○
Frieda River, Papua New Guinea ○
LEGEND
▲ Brownfield
● Greenfield





Lomas Bayas, Chile
The adjacent Fortuna de Cobre deposit could increase annual copper production by 50%.

Raglan, Nunavik, Canada
A significant exploration program continues and an expansion of the mine is being considered.

Brownfield Projects

Brownfield projects:
Offer opportunities to grow near or with support of existing operations. Generally have lower associated risk, are easier to supervise and attract qualified workforce. Availability of existing infrastructure and expertise make operating and cost structure more predictable.

Greenfield projects:
Provide opportunities to grow in new areas, without the close support of existing operations. Require assembling new teams. Risks are typically greater and costs per production unit higher.

Copper

Collahuasi, Chile – A scoping study for the further expansion of the fourth-largest copper mine in the world is underway. Water rights to allow for such an expansion have already been secured.

Lomas Bayas, Chile – An economic review of an adjacent deposit, called Fortuna de Cobre, is being conducted. Development of this deposit could increase the mine's annual production by 50% to 90,000 tonnes and extend its life beyond 15 years.

Nickel

Nickel Rim South, Sudbury, Canada – This large high-grade deposit close to existing operations could be put in production by 2009. Its inferred resources of 11.7 million tonnes at 1.6% nickel, 3.7% copper and significant palladium and platinum were increased by 87% in 2003. The next phase is to initiate an underground drilling program aimed at better defining the resources.

Montcalm, Timmins, Canada – This underground project was launched at the end of 2003. The mine will be operational in the first quarter of 2005 and is expected to produce 8,000 tonnes of nickel annually for seven years.

Fraser Morgan, Sudbury, Canada – The resource continues to grow and is currently at 6.3 million tonnes of 1.6% nickel and 0.5% copper. Additional drilling will take place in 2004. The mine has access from existing Fraser mine infrastructure.

Raglan, Nunavik, Canada – The possibility of increasing nickel production capacity by 20% is being reviewed while a significant exploration program to define its reserves and resources continues.

Zinc

Perseverance, Matagami, Canada – The Perseverance deposit is located in the Matagami mining camp. Noranda owns a 90% interest in the property, subject to the James Bay Development Corporation (SDBJ) electing to either participate as a joint-venture partner or convert to a 2.5% NSR royalty interest.



El Pachón, Argentina
The deposit has resources of 990 million tonnes of copper and is located next to the Chilean border.



Koniambo, New Caledonia
One of the world's best undeveloped nickel laterite deposits.

The deposit comprises three small, high-grade zinc/copper lenses situated six kilometres from the existing Matagami concentrator. A feasibility study was completed in 2001. The development can be completed in two years by utilizing the existing infrastructure at the Matagami camp to produce 75,000 tonnes of zinc in concentrate for a period of six or more years. The project would generate an attractive internal rate of return.

Greenfield Projects

Copper

El Pachón, Argentina – Owned 100% by Noranda, El Pachón is a highly attractive copper mine development project. Its main features include a high-grade core, an unusually low strip ratio which substantially reduces mining and capital costs, favourable metallurgical recoveries and the potential to produce over 200,000 tonnes of copper in concentrate per year over a life of more than 20 years.

El Morro, Region III, Chile – Noranda can earn 70% ownership from Metallica Resources Inc. Favourably situated close to two Chilean copper smelters, the deposit is a large copper/gold porphyry with high gold co-product credits resulting in low net copper cash costs. It has a high-grade resource core, low pre-stripping requirements and a favourable location, as well as exploration potential.

Frieda River, Papua New Guinea – Noranda can earn 72% ownership from Highlands Pacific Limited. Frieda River is one of the world's largest undeveloped copper and gold deposits. In excess of $100 million has been spent on the property by prior owners. Noranda is actively exploring the property.

West Wall, Region V, Chile – Exploration results from a drill campaign in 2001-2002 provided interesting results on this copper-molybdenum porphyry target. Field activities will resume during the Andean summer season.

Partnering for Success*

Existing Operations	Noranda Ownership	Partners	Metal
Collahuasi, Chile	44%**	Anglo American PLC (44%), Mitsui Corporation and others (12%)	Copper
Antamina, Peru	33.75%	BHP Billiton PLC (33.75%), Teck Cominco Limited (22.5%) and Mitsubishi Corporation (10%)	Copper/zinc
Falcondo, Dominican Rep.	85.26%**	Government of Dominican Republic (10%), Redstone Resources Inc. (4.1%), others (0.64%)	Ferronickel
Louvicourt, Canada	45% ***	Aur Resources (30%), Teck Cominco (25%)	Copper/zinc
Projects	**Noranda Ownership**	**Partners**	**Metal**
Kabanga, Tanzania	50% earn-in**	Barrick Gold Corporation (50%)	Nickel
Koniambo, New Caledonia	49%**	Société Minière du Sud Pacifique (51%)	Ferronickel
West Wall, Chile	50-60% earn-in	Anglo American PLC (40%)	Copper
El Morro, Chile	70% earn-in	Metallica Resources Inc. (30%)	Copper/gold
Frieda River, Papua New Guinea	72% earn-in	Highlands Pacific Limited, OMRD Frieda Co. Ltd.	Copper
Lady Loretta, Australia	75%	BUKA Minerals Limited (25%)	Zinc
Perseverance, Canada	90%	Société de Développement de la Baie James (10% or 2.5% NSR)	Zinc

* Noranda also has in excess of 25 joint-venture agreements for exploration purposes.

** Owned through Falconbridge Limited.

*** Owned through Novicourt Inc.

Ferronickel:
An alloy containing nickel and iron (approximately 38% nickel and 62% iron in the case of ferronickel produced by Falcondo). Stainless steel producers do not need to purchase additional nickel when they buy ferronickel.

Nickel

Kabanga, Tanzania – Located in western Tanzania about 1,500 kilometres from Dar Es Salaam, Kabanga has a high-grade mineral resource of more than 26.4 million tonnes at 2.6% nickel, with significant potential to increase these reserves. It also provides a significant land position on the highly prospective Kagera nickel belt. Falconbridge and Barrick have agreed on a work plan to advance the Kabanga nickel project towards a development decision within 36 months. Depending on the additional resources found during the exploration program, a mine could produce between 30,000 and 35,000 tonnes of nickel in concentrate annually.

Koniambo, New Caledonia – Koniambo is one of the world's best undeveloped nickel deposits, grading 2.56% nickel. The Company has already assembled an experienced project development and execution team. This 49%-owned ferronickel project would use a proven smelting process with modern, updated technologies. The project would be developed in partnership with an investment arm of the North Province of New Caledonia.

Process	Pyrometallurgical
Status	Bankable feasibility study stage
Development decision	Be in position by year-end 2004
Start-up date	Late 2008/early 2009

Zinc

Lady Loretta, Australia – Noranda owns a 75% joint-venture interest in Lady Loretta, which has measured and indicated resources of 11.6 million tonnes grading 16.1% zinc and 5.7% lead. A feasibility study has been completed with estimated production of more than 125,000 tonnes of zinc in concentrate and 40,000 tonnes of lead in concentrate over 10-plus years at an internal rate of return in excess of 15%.

Rigorous Capital Investment Criteria and Project Review Process

Capital allocation and measurement of financial return is the single most important aspect of Noranda's business. Given both the size of the investments made, and the time it takes to advance projects to commercial development, capital allocation is our number one priority.

Noranda's cost of capital, at an implied 15% return on equity, stands at approximately 9%. Therefore, only those projects with a return on total assets which exceeds that cost will add value to shareholders. Projects considered for development are first measured against competing uses of capital across the Company's operations and for consistency with the overall growth strategy. Certain projects will have higher expected returns than others, a fact reflecting both their intrinsic differences and their varying risk levels. When making a development decision, in addition to the thorough analysis of the project and capital investment itself, the Company weighs carefully the risks associated with the country, the technology, the environment, the development timeframe and its timing relative to the business cycle.

Stage-gate approval process

Stage-gate is a multidisciplinary, well-structured process to evaluate ideas and projects as they evolve and pass through different gates. Precise performance criteria are applied at every stage.

A Well-Structured Approval Process



Idea*
Concept*
Development & operational pilot*
Basic engineering**
Engineering procurement construction
Commission
Production
Idea feasible and strategic
Select concept
Develop concept
Detailed project scope
Construct plant/ process
Start-up plant/ process
Audit
YES
NO
Pilot
STOP

* Approval to proceed required

** Final approval before commitment production

Financial Section

In 2003, Noranda began to benefit from its investments in additional mining assets and its leverage to metals prices, returning to profitability in the fourth quarter of 2003. In addition, upon completion of the recapitalization plan during the year, Noranda is uniquely positioned to capitalize on the current base metals cycle.

Contents

Management's Discussion and Analysis provides a review of the performance of Noranda Inc. and its wholly-owned subsidiaries and its partially-owned subsidiaries, joint ventures and associated companies. Performance for 2003 is compared with 2002, and issues and risks that can be expected to impact on future operations are discussed. These issues and risks may cause actual results to differ materially from those described in forward-looking statements contained in Management's Discussion and Analysis. Where used, the words "anticipate", "expect", "intend", "should" and similar expressions are intended to identify forward-looking statements.

Management's Discussion and Analysis

Corporate Overview

Noranda is a leading copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 15,000 people at its operations and offices in 18 countries and is listed on both the New York and Toronto Stock Exchanges.

Noranda's goal is to deliver superior return to shareholders by owning, developing and efficiently managing integrated copper, nickel, zinc and aluminum operations.

Financial Summary

Effective July 1, 2003, the Company's functional and reporting currency was converted to U.S. dollars. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

$ millions, except per share data	2003	2002
Results of operations		
Revenues	4,657	3,873
Income generated by operating assets*	409	114
Net income (loss)	34	(447)
Net income (loss) per common share	$ 0.04	$ (1.93)
Cash flow		
Cash flow from operations	577	348
Investment in growth projects	307	382
Sustaining capital expenditures	182	146
Financial position		
Cash and short-term investments	630	293
Operating capital assets	4,682	4,652
Development projects	973	603
Total assets	8,245	7,102
Long-term debt	2,893	3,014
Shareholders' equity	2,636	1,858
Net-debt-to-equity ratio	43%	54%

* Defined as earnings before interest, corporate and general administration, research, development, exploration, minority interest, taxes, restructuring costs and gain on sale of investments.

Financial Profile

Noranda's consolidated assets totaled $8.2 billion as at December 31, 2003 on a book value basis compared with $7.1 billion at the end of 2002. The increase is primarily due to the investment of additional capital in advancing brownfield expansion development projects and debt and equity issues completed in 2003. Total revenues increased to $4.7 billion during 2003, an increase of $800 million over the $3.9 billion in revenue generated in 2002, mainly due to stronger metals prices and higher production levels. Noranda returned to profitability in 2003, generating net income of $34 million, or $0.04 per share diluted, an increase of $481 million from the loss of $447 million in 2002. The improved results were attributed to higher base metal prices and a lower cost structure in 2003. This was partially offset by the impact of the strengthening Canadian dollar, which increased Canadian-based operating costs when converted to U.S. dollars. 2002 net income included a reduction in the carrying value of the Company's magnesium operations of $520 million in recognition of the lower than expected magnesium prices.

At December 31, 2003, Noranda held cash and short-term investments of $630 million as a result of improved operating cash flows and the proceeds of debt and equity issues completed in September 2003, which generated $880 million. These cash resources, combined with undrawn credit facilities of over $1 billion, provide the Company with sufficient liquidity to complete its development projects, pursue new investment and development opportunities currently contemplated and repay near-term debt maturities.

Operating Assets

Of the $8.2 billion of assets, the capital assets which are currently contributing to earnings totaled $4.7 billion, while projects under development, which are not currently contributing to earnings, totaled $1 billion. Combined, these assets represent 70% of the total asset base of the Company. The operating assets are distributed in the Company's core metals as follows:

$ millions	2003	2002
Operating capital assets		
Copper	2,740	2,702
Nickel	1,052	982
Zinc	223	244
Aluminum	579	598
Other	88	126
Total	4,682	4,652

Capacity Enhancements

Since 1998, Noranda has invested in excess of $4 billion in the expansion of its operating capacity with the addition of world-class, low-cost assets and the improvement of existing operations. The Company increased its copper, nickel and zinc ore reserves, enhanced its copper and nickel processing capacity and expanded its primary and fabricated production capacity. These investments have substantially increased the Company's baseline earnings and its leverage to metal prices. The following is a summary of these initiatives and their impact on Noranda.

Business	Initiative	Impact	Completed
Copper	Collahuasi mine	Additional ore reserves of 1,983 million tonnes grading 0.92% copper	1998
	Antamina mine	Additional ore reserves of 530 million tonnes grading 1.22% copper and 1.01% zinc	2001
	Lomas Bayas	Additional ore reserves of 397 million tonnes grading 0.32% copper	2001
	Recycling plant – Tennessee	Additional throughput capacity of 20,000 tonnes	2001
	Altonorte smelter expansion	Additional throughput capacity of 440,000 tonnes	2003
	Recycling plant – Ontario	Annual throughput capacity of over 5,000 tonnes of electronic recyclables	2003
Nickel	Raglan mine	Additional ore reserves of 22.1 million tonnes grading 3.12% nickel	1998
	Nikkelverk refinery expansion	Increased throughput capacity by 23% to 85,000 tonnes	2001
Aluminum	Primary aluminum expansion	Increased annual production capacity by 15% to 250,000 tonnes	2001
	Huntingdon foil plant	Additional 125,000 tonnes of production capacity	2002

Projects Under Development

Investments in development projects at the end of the year totaled $973 million, an increase of $370 million since 2002, primarily due to capital invested in two major sources of copper production. The Collahuasi transition/ expansion project will increase the mine's annual production capacity by 24% to 410,000 tonnes of copper in concentrate compared to 2003. Kidd Creek Mine D will give access to an additional 10.3 million tonnes of reserves and 14.1 tonnes of resources. While the annual production level of the Kidd Creek mine is expected to be similar to that of 2003, the cost structure will be lower and significantly more stable. Total investments in the Collahuasi and Kidd projects during 2003 totaled $160 million and $85 million, respectively.

Nickel and copper mining is the focus of the Company's growth program. As shown in the following table, Noranda has expansion projects in both these commodities that are currently under development. With the exception of Koniambo and Nickel Rim South, all projects underway are expected to be in production before mid-2005.

Projects Under Development

	Noranda Inc.'s Beneficial Interests	Book Value	Planned Completion	Resource Category	Tonnes	Copper	Grade Nickel	Zinc
	(%)	($ millions)			(millions)	(%)	(%)	(%)
Copper								
Kidd Creek Mine D, Ontario	59.2	$ 276	2004	Inferred	14.1	3.40	—	4.90
Collahuasi extension, Chile	59.2	207	2004	Proven	254.1	1.01	—	—
				Probable	1,554.1	0.90	—	—
Nickel								
Montcalm, Ontario	59.2	17	2005	Probable	5.1	0.71	1.46	—
Koniambo, New Caledonia	29.0	123	2008	Measured	32.4	—	2.21	—
				Indicated	109.7	—	2.10	—
				Inferred	156.0	—	2.20	—
Nickel Rim South, Ontario	59.2	5	2008	Inferred	11.7	3.70	1.60	—
Other brownfield and greenfield developments		345	2005-2008	—	—	—	—	—
Total		$ 973						

Montcalm

One of the most advanced of these projects is the Montcalm nickel project which has secured all the necessary regulatory approvals for development and began construction in November 2003. It is scheduled to start operations in 2005 after an investment of $75 million. This project, located in Ontario, near existing metallurgical plants, is expected to add 8,000 tonnes of nickel production on an annual basis at an operating cost of $2.47 per pound.

Koniambo

The Koniambo nickel project in New Caledonia is one of the world's highly-coveted, undeveloped nickel deposits with total measured and indicated resources of 142 million tonnes grading 2.13% nickel and inferred resources of 156 million tonnes grading 2.20% nickel. Our partner, Société Minière du Sud Pacifique (largely owned by the North Province of New Caledonia), owns 51% of the project. A pre-feasibility study was completed in 2003 and a bankable feasibility study is scheduled for completion in 2004. The project is based on a proven smelting process similar to the one that has been employed for over 20 years at the ferronickel facility in the Dominican Republic. The expected capital investment to develop the project is $1,120 million, excluding a power-generation project expected to require an investment of $450 million. The partners intend to be in a position to make a decision on the development of the project before the end of 2004, following the completion of the bankable feasibility study.. If this project is developed, Noranda's beneficial interest in mined nickel production will almost double.

Nickel Rim South

The Nickel Rim South project is located in the Sudbury basin in close proximity to our existing nickel operations and their infrastructure. The project is expected to add 11.7 million tonnes to resources, with exploration work continuing to further expand the reserves.

In addition to the projects outlined on page 19, there are opportunities to expand the mines and extend the copper ore reserves efficiently with minimal capital investment at the currently operating Collahuasi, Lomas Bayas, and Antamina mines. These development opportunities are generally lower-risk in nature as they are typically integrated with current operations in known environments and geological areas. Similarly, in the vicinity of our Sudbury operations and our Raglan mine, our exploration efforts have identified several areas to add to the nickel reserves and further extend the mines' lives. While the scope of the opportunities have not, in all cases, been identified they present an option for us to ensure we maintain and enhance our future production profile. The following is a list of some of those opportunities:

Brownfield Opportunities

Copper	
Antamina mine, Peru	Production capacity expansion
Collahuasi mine, Chile	Production capacity expansion; water rights already secured
Lomas Bayas mine, Chile	Adjacent Fortuna de Cobre deposit; would extend mine life beyond 15 years
Nickel	
Fraser Morgan mine, Canada	Indicated resources of 6.3 million tonnes of 1.6% nickel and 0.52% copper; access from existing infrastructure
Raglan mine, Canada	Opportunity to increase nickel production capacity by 20%
Zinc	
Perseverance mine, Canada	Measured and indicated resources of 5.12 million tonnes grading 15.82% zinc and 1.24% copper; would utilize existing infrastructure from Bell Allard mine

Greenfield Opportunities

Greenfield opportunities, or those potential projects which are located at previously undeveloped locations (from a Noranda perspective), also represent significant growth potential to Noranda. Projects currently being reviewed for development are as follows:

Copper	
El Pachón, Argentina	Measured and indicated resources of 724 million tonnes grading 0.65% copper
El Morro, Chile	Inferred resources of 466 million tonnes grading 0.61% copper and 0.50 grams per tonne gold
Frieda River, Papua New Guinea	Measured, indicated and inferred resources of 785 million tonnes grading 0.70% copper and 0.38 grams per tonne gold
Zinc	
Lady Loretta, Australia	Measured and indicated resources of 11.6 million tonnes grading 16.1% zinc

Planned Capital Investments

Capital investments for 2004 are expected to total $595 million as the development of the Collahuasi, Kidd Mine D, Montcalm and Nickel Rim South projects are advanced towards operating status. Sustaining capital expenditures average approximately $200 million annually. All of the currently projected capital investments can be funded from the current capital structure. Noranda's capital investment projections and its major components are shown in the following table.

			Capital Investments		
Business	Growth Project	Impact	2003	2004F	2005F
				($ millions)	
Copper	Altonorte smelter expansion	Additional throughput capacity of 440,000 tonnes	$ 15	$ —	$ —
	Collahuasi mine	Restore annual production to 410,000-tonne level	160	80	—
	Kidd Mine D	Access to additional 10.3 million tonnes of ore reserves with 2.25% copper and 6.98% zinc	85	105	90
Nickel	Nickel Rim South	5-year development timeframe; inferred resources of 11.7 million tonnes of 1.6% nickel and 3.7% copper; significant PGMs	11	75	50
	Montcalm	8,000 tonnes per year operation for 7 years	13	55	20
	Koniambo	60,000 tonnes per year operation with measured and indicated resources of 142 million tonnes grading 2.13% nickel	23	55	105
	Fraser Morgan	Indicated resources of 6.3 million tonnes of 1.71% nickel and 0.52% copper	—	5	20
	Raglan	Increase milling capacity by 40%	—	10	40
			307	385	325
Sustaining Capital			182	210	205
Total Capital Investments			$ 489	$ 595	$ 530

F: Forecast

Risk Assessment and Reduction in the Evaluation, Selection and Implementation of Projects

Noranda's preference for low-risk brownfield expansion projects provides inherent risk reduction due to the Company's knowledge of the environment in which the expansion project is to be undertaken. Where Noranda's growth demands development of greenfield projects, risk assessment and reduction is our top priority.

Managing Project Evaluation, Selection and Implementation

Noranda has taken several steps to ensure the success of all its current and future capital projects:

- Creation of a highly-experienced projects group with world-class project leaders dedicated to securing the investment performance of major capital projects;
- Implementation of Six Sigma-based Stage-gate process for project evaluation. This process is a disciplined system which addresses and quantifies key sources of project impact and risk in support of management decision making;
- Addition of parameters in our Stage-gate process that measure social, business and strategic elements;
- Recognition of investment returns as the primary metric of project success; and
- Assignment of accountability.

Exploration

The exploration team conducts worldwide exploration focused on copper, nickel and platinum group metals. The mandate is to discover and delineate mineral resources that merit approval to proceed to development and production. The team targets mineral resources of strategic size, in locations with acceptable country risk, with after-tax rates of return on investment of greater than 15% and operating costs below the industry mid-point.

This group's goal is to conduct safe and environmentally responsible exploration utilizing the latest appropriate technological advances in exploration methodology to improve efficiency and the likelihood of success. Joint-venture arrangements are pursued with both junior and senior mining companies to increase the level of focused activity and to share cost and risk. The exploration budget for 2004 is forecast to be $35 million. Worldwide joint-venture participants, plus tax credits and grants provided by the Quebec and New Brunswick provincial governments to stimulate exploration activity are expected to provide external funding that will have the effect of increasing the internal budget to an estimated $50 million.

Exploration is currently being carried out primarily in Canada, Mexico, Brazil, Chile, South Africa, Norway, Australia and Papua New Guinea.

Copper and Copper-Zinc Exploration

Global copper exploration during 2003 was focused primarily on Chile, Argentina, Brazil, Mexico, Papua New Guinea, Canada and Australia. Exploration in support of the Canadian operations focused on the Abitibi region of Quebec and Ontario.

Nickel and Platinum Group Metals Exploration

Advanced exploration is focused in Sudbury, Ontario and Raglan, Quebec near our existing operations. Diamond drilling at the Nickel Rim South discovery at Sudbury has increased the estimated inferred mineral resource from 6.3 million tonnes to 11.7 million tonnes of 1.6% nickel, 3.7% copper, 2.0 grams per tonne platinum, 2.3 grams per tonne palladium and 0.7 grams per tonne gold. Exploration at Raglan during 2003 has resulted in 1.7 million tonnes being added to the mineral reserves and resources.

Results of Operations

New production which has come on stream, recent inefficient-capacity shutdowns, staffing reductions, and increased base metal prices have enabled Noranda to continue to report quarter-over-quarter improvements in earnings over the past twelve months.

Quarterly Earnings

$ millions, except per share data	Q1	Q2	Q3	Q4	2003	Q1	Q2	Q3	Q4	2002
Results of Operations										
Revenues	1,056	1,112	1,165	1,324	4,657	1,026	1,071	889	887	3,873
Cost of operations	485	514	516	509	2,024	483	490	454	452	1,879
Purchased raw materials	398	408	478	460	1,744	385	401	344	260	1,390
Depreciation, amortization and reclamation	114	127	120	119	480	113	126	117	134	490
Income (loss) generated by operating assets	59	63	51	236	409	45	54	(26)	41	114
Interest expense	38	37	33	21	129	23	22	26	27	98
Corporate and general administration	13	14	12	19	58	13	16	14	15	58
Research, development and exploration	8	12	13	18	51	11	13	16	9	49
Minority interest in earnings of subsidiaries	17	18	11	43	89	8	12	(6)	12	26
Income (loss) before undernoted	(17)	(18)	(18)	135	82	(10)	(9)	(76)	(22)	(117)
Tax expense (recovery)	(6)	(23)	(1)	54	24	(13)	2	(33)	(124)	(168)
Restructuring costs	29	15	(3)	21	62	—	15	—	546	561
Gain on sale of investments	—	—	(34)	(4)	(38)	—	(61)	—	(2)	(63)
Net Income (loss)	(40)	(10)	20	64	34	3	35	(43)	(442)	(447)
Earnings (loss) per common share	$(0.18)	$(0.08)	$ 0.04	$ 0.21	$ 0.04	$ 0.00	$ 0.15	$(0.21)	$(1.86)	$(1.93)

Results of Operations

Net income for the year ended December 31, 2003 was $34 million or $0.04 per common share on a diluted basis, compared with a loss of $447 million or $1.93 per share for 2002. The improved results in 2003 are due to higher average realized prices for all four main metals and cost-containment initiatives undertaken in the past three years, which will continue to add to the core earnings of the Company. The net income in 2003 included a gain of $38 million pre-tax on the sale of the remaining priority units of the Noranda Income Fund and other investments. This was offset by $62 million pre-tax of restructuring costs related to the shutdown of unprofitable operations. The 2002 results included a restructuring provision of $520 million pre-tax against the Company's magnesium investment, other restructuring costs of $41 million, and a gain realized on the sale of the Company's CEZ facility which totaled $63 million pre-tax.

Income generated by operating assets increased to $409 million in 2003 compared to $114 million in 2002. The contribution from operating assets is expected to rise as capacity expansions begin contributing to operating earnings in 2004 and 2005. This includes the expansion of the Kidd Creek and Collahuasi mines and realization of benefits from cost-saving initiatives which were undertaken in 2003.

Revenues increased to $4.7 billion in 2003, an increase of 21% over 2002 revenues of $3.9 billion, due to additional capacity brought on stream, and higher realized prices during 2003. Average realized prices, as well as estimated current realized prices which will positively impact 2004, are as follows:

Average Realized Prices

$ per pound	Estimated Current Price*	2003	2002
Copper	$ 1.30	$ 0.82	$ 0.74
Nickel	$ 7.10	$ 4.40	$ 3.14
Ferronickel	$ 6.65	$ 4.20	$ 3.16
Zinc	$ 0.51	$ 0.43	$ 0.40
Aluminum	$ 0.82	$ 0.68	$ 0.65
Lead	$ 0.42	$ 0.27	$ 0.23
Cobalt	$ 25.00	$ 10.41	$ 7.02

* As of February 18, 2004

Cost of operations increased to $2.0 billion, an 8% increase from 2002 levels of $1.9 billion, largely as a result of the strength of the Canadian dollar relative to the U.S. dollar, which appreciated approximately 20% during 2003, and increasing energy costs throughout the operations. Approximately 50% of the Company's operating costs are incurred in Canadian dollars. Purchased raw materials, including costs incurred to purchase custom feed, increased to $1.7 billion in 2003 from $1.4 billion in 2002, due to higher average metal prices and the impact of the stronger Canadian dollar. The settlement price for purchased custom feed is based on metal content and the prevailing market prices of the metals.

Earnings per share is calculated as follows:

$ millions, except per share information	2003	2002
Net income (loss)	34	(447)
Deduct		
Preferred share dividends	21	11
Interest on convertible debentures	3	2
Income (loss) available to common shareholders	10	(460)
Weighted average shares outstanding – 000s	261,618	238,824
Net income (loss) per common share	$ 0.04	$ (1.93)

Net income for the fourth quarter of 2003 was $64 million, or $0.21 per share diluted compared to a loss of $442 million or $1.86 per share diluted for the same period in 2002. This increase was as a result of significantly higher metals prices realized in the fourth quarter of 2003 versus 2002 offset by the impact of a strong Canadian dollar. Nickel prices realized in the fourth quarter of 2003 averaged $5.57 per pound, a 70% increase over $3.28 per pound realized in the fourth quarter of 2002, while realized copper prices increased to $0.93 per pound in the fourth quarter of 2003 compared with $0.72 per pound realized in the same period of 2002. The fourth quarter of 2002 also included a charge reducing the carrying value of the Company's magnesium operations of $520 million pre-tax.

With the addition of new mine capacity to Noranda's operating base, the Company's net income sensitivity to improvement in metal prices has increased significantly. The following table shows the annualized impact on Noranda's net income from changes in metals prices and the U.S./Canadian dollar exchange rate.

	Change in US$/lb. Price	Impact on Net income ($ millions)	Impact on Income per share
Copper	$ 0.05	$ 27	$ 0.09
Nickel	$ 0.10	$ 7	$ 0.02
Zinc	$ 0.05	$ 40	$ 0.14
Aluminum	$ 0.05	$ 19	$ 0.06
Lead	$ 0.05	$ 5	$ 0.02
Exchange rate Cdn$ = US$	1¢	$ 5	$ 0.02

Integrated Operations

As an integrated producer of metals, Noranda's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its ore. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

When milling, smelting or refining capacity exceeds the Company's own mine production, Noranda acquires third-party ores to utilize this capacity and realize incremental treatment charges. These treatment charges provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway. This integration allows Noranda to maintain some of the lowest cash cost operations in the industry. In 2003, Noranda's integrated cost to produce a pound of copper was $0.30 per pound while the trading price for copper averaged $0.81 per pound, and was in mid-February 2004 approximately $1.30. The flexibility of the processing facilities also enables the Company to treat complex ore which may otherwise render a deposit uneconomic due to high treatment costs.

The price paid to suppliers of these custom feed ores varies with the prevailing price of the metals being treated and as such, Noranda's exposure to increasing metals prices is primarily based upon its own mine production. Noranda's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

Copper

The Copper business is a fully-integrated producer of copper metal and concentrate. It is comprised mostly of long-life, low-cost mines located primarily in South America. They include Noranda's interest in the Antamina copper and zinc mine in Peru, the Collahuasi and Lomas Bayas mines in Chile and the Kidd Creek mine in Ontario, Canada. In addition to these mines, the operations include the Altonorte copper smelter in Chile, as well as refining, smelting and recycling facilities in Canada and the U.S. As discussed previously, the mines have several potential brownfield and greenfield expansion opportunities which can further increase earnings from this business.

	2003	2002
Revenues – $ millions	2,165	1,906
Purchased raw materials – $ millions	1,064	947
Operating cash cost** – per pound of copper	$ 0.30	$ 0.34
Income generated by operating assets – $ millions	164	58
Sales and throughput (000 tonnes)*		
Copper in concentrates	219	256
Copper metal	436	488
Zinc metal	99	145
Zinc in concentrates	112	75
Sulphuric acid	651	322
Concentrate processed	1,436	1,286

* 100% basis except for Collahuasi and Antamina.

** Includes all cash production and selling costs, net of by-product credits, but excludes interest, corporate, research, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

Total revenue for the Copper business increased to $2.2 billion during 2003, an increase of 14% over 2002 revenue of $1.9 billion, on the strength of increased production levels and higher prices. During 2003, average realized prices increased from $0.80 per pound in the first quarter of 2003 to $0.93 per pound in the fourth quarter of 2003. Copper prices in February 2004 were approximately $1.30 per pound on the LME, which should contribute to further increases in earnings contribution from these operations in 2004.

The integrated nature of the Copper business enables the Company to maintain maximum flexibility in ore processing and will minimize future investment in the development of brownfield expansions. The integrated cash costs to produce a pound of copper declined from $0.34 to $0.30 as a result of the increased capacity at the Altonorte smelter and improved operations at the recycling operations.

Operating highlights for each of the major assets in the copper group are as follows:

- Collahuasi – 2003 production totaled 168,578 tonnes of copper concentrate at an operating cash cost of $0.38, a decrease of $0.01 per pound over 2002 despite lower grades. These lower grades also accounted for a decrease in copper production of 9% compared to 2002 levels of 185,014 tonnes. The concentrator processing capacity is currently being expanded to 110,000 tonnes per day and, when combined with a transition to higher-grade ores, should increase refined copper production during 2004 to a planned level of 178,000 tonnes;
- Antamina – 2003 copper production decreased to 85,188 tonnes as access to the higher-grade copper-only ores was restricted as a result of residual lake sediment. However, zinc production was over 56% higher as ores processed were of a higher zinc content compared to 2002. In 2004, copper production is expected to increase as the removal of the lake residue is completed and the higher-grade copper can be accessed.

  The Antamina orebody is highly variable and is currently described by more than six different ore classifications. Since mill start-up in June 2001, Antamina has experienced difficulty in predicting the distribution of ore types that affect production, recoveries and concentrate quality, and in reconciling production tonnage and grades to the reserve model. In order to enhance the predictive ability of the current reserve model and to facilitate better short- and long-term mine planning, Antamina is undertaking 112,000 metres of infill drilling and drilling at depth, at a cost of $14 million. This drill program and associated analyses are expected to be completed in the first half of 2005. Results will be reviewed periodically during the course of the program and, as warranted, will be incorporated in reserve and resource estimates for the deposit;
- Lomas Bayas – During 2003 Lomas Bayas achieved record production levels, producing 60,427 tonnes of copper cathode in 2003 compared to 59,304 tonnes in 2002. Current operating cash cost per pound is $0.48 per pound, a slight increase over $0.45 per pound due to an increase in the Chilean peso relative to the U.S. dollar. A total of 81.1 million tonnes of mineral resources were added during 2003, increasing proven and probable mineral reserves to 363.9 million tonnes at December 31, 2003;
- Kidd Creek – The mining operations at Kidd Creek mined 2.1 million tonnes in 2003, a 5% decrease compared to 2002 levels due to difficult ground control conditions in the upper mine and a delay in stope rehabilitation in the lower portion of the mine. Copper ore grade in 2003 was 2.3% compared to 2.1% in 2002, and the zinc ore grade declined slightly to 4.27% compared with 5.9% in 2002. As a result of lower than expected production, increasing energy costs and the strength of the Canadian dollar, mining cash costs increased to $0.87 per pound of copper compared with $0.62 per pound of copper in 2002. The Company continued with its Mine D expansion at Kidd during 2004, a project which is expected to add additional production of 1.8 million tonnes of ore once full production is achieved; and,
- Processing facilities – The copper group has three smelters and two refinery complexes within its operations located at: Altonorte in Chile, and the Kidd Creek and Horne/CCR operations in Canada. The geographic diversity of the sites and the ability of the operations to treat highly complex ore and recycled materials provides Noranda with a high degree of flexibility in deciding what site is the most appropriate location to treat the ore mined at its various operations. These metallurgical sites also purchase custom feed to absorb capacity and generate incremental treatment charges from third parties to the extent that Noranda mines do not provide sufficient ore to fill capacity. The development of the Montcalm nickel mine near Timmins, Ontario will see some concentrator capacity at Kidd Creek be converted to the treatment of this nickel ore, commencing in early 2005. This modification, coupled with the increased ore generated by the production expansion at Mine D at the Kidd mine, will significantly improve the profitability of the Kidd metallurgical site. In 2003, the revenue contribution from the processing operations was reduced because of low treatment terms. This trend will likely continue for the short term due to continued over-capacity in world smelting and refining capacity and reduced copper mine production throughout the world.

During 2003, the Copper business produced 436,000 tonnes of copper in cathode and 219,000 tonnes of copper in concentrate, compared to 488,000 tonnes and 256,000 tonnes respectively, in 2002. In addition to copper, zinc metal produced at Kidd Creek declined to 94,719 tonnes in 2003 from 145,309 tonnes in 2002 due to a planned shutdown in response to low zinc prices during 2003. Zinc concentrate production increased to 122,422 tonnes, a 56% increase from 2002 production levels of 77,876 tonnes as ore processed from the Antamina operation consisted of higher zinc grades during 2003.

Copper Revenue – % of Total


46%

Copper Reserve Life*
(years)


40+
20+
20+
15+
Collahuasi
Antamina
Lomas Bayas
Kidd Creek

* Reflects impact of expansions on a pro forma basis

Nickel Revenue – % of Total


28%

Nickel Reserve Life*
(years)


20+
20+
Integrated Nickel Operations (Sudbury and Raglan)
Falcondo

* Reflects impact of expansions on a pro forma basis

Zinc Revenue – % of Total


9%

Nickel

The Nickel business is comprised of nickel mines and processing facilities in Sudbury and Raglan, Canada, a refinery in Kristiansand, Norway, and a ferronickel operation at Falcondo in the Dominican Republic. Processed ore is acquired from both the Company's mining operations and through purchased custom feed.

	2003	2002
Revenues – $ millions	1,297	842
Purchased raw materials – $ millions	280	146
Operating cash cost – per pound of nickel	$ 2.64	$ 1.96
Operating cash cost – per pound of ferronickel	$ 3.04	$ 2.76
Income generated by operating assets – $ millions	296	94
Sales (000 tonnes) – 100% basis		
Nickel	79	71
Ferronickel	27	21
Cobalt	3	3

Revenues for 2003 increased by 54% to $1,297 million when compared to 2002. In addition to the improved nickel price, sales volumes increased as higher ore grades at the Raglan mine, a higher operating level at Falcondo and increased custom feed deliveries at the Sudbury smelter and Kristiansand refinery offset lower mine production in the Integrated Nickel Operations ("INO").

The operating cash cost of producing a pound of nickel from the mines in the INO, was $2.64 per pound of nickel. The $0.68, or 35%, increase over 2002 costs resulted from the strengthening of the Canadian dollar on operating costs, higher spending levels in the Canadian operations and lower ore grades, which were partially offset by higher by-product credits as a result of the increase in metal prices. Falcondo's operating cash cost per pound of ferronickel increased by 10% in 2003, to $3.04 per pound due to the increase in oil prices.

Income generated by the nickel business in 2003 was $296 million compared to $94 million for 2002. The $202 million increase was attributable to the impact of increased metal prices and higher sales volumes which were partially offset by higher unit production costs and increases in charges for depreciation caused, in part, by the strengthening of the Canadian dollar.

The collective agreements with the production and maintenance workers at Sudbury expired on January 31, 2004 and a settlement was achieved on February 21, 2004, after a three-week strike. The collective agreement with the office, clerical and technical workers expired February 28, 2004 and was renewed for a three-year term at that time.

Zinc

The Zinc business includes the Brunswick and Bell Allard mining operations, the Brunswick lead metallurgical operations (lead smelter, lead refinery and silver refinery), General Smelting, the NorFalco sulphuric acid marketing operations, sales offices in Independence, Ohio and Zug, Switzerland, and Noranda's interest in a zinc refinery held through the Noranda Income Fund.

	2003	2002
Revenues – $ millions	410	399
Purchased raw materials – $ millions	175	144
Operating cash cost – per pound of zinc	$ 0.32	$ 0.32
Income generated by operating assets	(68)	(52)
Sales (000 tonnes)		
Zinc in concentrates	335	257
Lead metal	60	91

The 2003 revenues for the Zinc business were $410 million compared to $399 million in 2002. In 2003, higher zinc and lead prices, and higher production from the Brunswick and Bell Allard mines, more than offset a reduction in output from the Brunswick smelter related to the move to an eight-month seasonal operation.

The amount of contained zinc in the concentrates produced increased by 9% in 2003 as a result of record zinc recoveries at the Brunswick mine and a 17% increase in mill throughput at the Bell Allard mine.

The cost to produce a pound of zinc at the Brunswick mine was up slightly over 2002 on account of higher energy costs and a stronger Canadian dollar. At the Bell Allard mine, unit costs improved slightly as higher ore grades, zinc recoveries and mill throughput offset the stronger Canadian dollar. Overall operating cash costs were $227 million compared to $242 million in 2002. The lower costs reflect the transition of the Brunswick smelter to an eight-month operation and the change in the ownership of CEZ in 2002. These were offset somewhat by the impact of the stronger Canadian dollar and higher energy costs.

The loss generated by operating assets of $68 million compares with a loss of $52 million in 2002. In 2003, improved zinc and lead prices and higher production from Brunswick and Bell Allard mines were offset by the impact of the weaker U.S. dollar, higher energy costs and the fact that CEZ was 100% owned for the first four months of the year in 2002.

Production levels in 2004 should approximate the level achieved in 2003 as higher forecasted production from the Brunswick mine is expected to offset the depletion of the Bell Allard mine ore reserves in the fourth quarter of 2004.

On May 3, 2002, the Company successfully completed an initial public offering of the Noranda Income Fund (the "Fund") after which the Company's participation in the Fund was 48.97%. During July 2003, the Company further reduced its participation in the Fund to 25%. The Fund was created to acquire the Company's CEZinc refinery. As a result of the transaction, the Company has accounted for its share of the Fund on an equity basis from May 2002. Under a supply agreement with the Fund, Noranda has assumed responsibility for securing the refinery's annual zinc concentrate requirements for a 15-year period at prevailing market zinc prices less a fixed processing fee of Cdn$0.352 per pound.

Aluminum

Noranda's Aluminum business is comprised of one primary smelter and four downstream fabrication plants. The group produces primary aluminum, aluminum foil and light sheet.

	2003	2002
Revenues – $ millions	688	662
Purchased raw materials – $ millions	238	241
Average fabricating spread – per pound of foil	$ 0.44	$ 0.45
Operating cash cost – per pound of aluminum	$ 0.55	$ 0.50
Income generated by operating assets – $ millions	20	34
Sales (000 tonnes)		
Primary aluminum	247	242
Aluminum foil	147	128

Aluminum Revenue – % of Total


15%

Noranda's aluminum operations consist of a primary aluminum reduction facility, accounting for 9% of aluminum production in the U.S., and four modern aluminum rolling mills, capable of producing a variety of foil sheets to fulfill numerous applications. During 2003, the foil operations supplied in excess of 20% of North American demand for foil sheet.

During 2003, the primary facility produced 244,044 tonnes of aluminum metal. In addition to aluminum metal for sales to customers, the primary aluminum facility adds further value to its finished products through the production of extrusion billets and aluminum rod, with both products attracting significant premiums over unprocessed metal. The primary operations currently have a seven-year contract for the supply of alumina, a key element in the manufacturing of aluminum, which presently allows Noranda to acquire alumina at approximately 50% of current spot prices. The aluminum foil operations produced 147,000 tonnes of foil, with the largest contributor to sales represented by fin stock sales, used primarily in heat exchangers for automotive and heating, ventilation and air conditioning applications.

Revenues for the Aluminum business increased 4% year over year as the higher aluminum price and record production from both the primary and fabricating operations more than offset lower average fabrication prices from a less favourable product mix. The change in product mix was necessitated by weakness in the light foil sector. At the primary operation, value-added products accounted for approximately 67% of total production. This was reduced from 82% in 2002 reflecting the weakness in the North American manufacturing industry in the first nine months of the year. In the fourth quarter, demand for value-added products improved and higher sales volumes are expected in 2004.

Operating costs were higher in 2003 reflecting the higher production level, the increase in natural gas prices and higher terms on a new electrical power contract at the primary smelter.

Income generated by operating assets of $20 million for 2003 compares to $34 million in 2002.

For 2004, foil shipments are expected to increase by a further 20%, as the aluminum foil plant continues to ramp up its production and to increase market share within the context of a recovering North American economy.

Other Expenses

Interest expense increased to $129 million in 2003, an increase of 32% over $98 million in 2002 due to the impact of the stronger Canadian dollar on Canadian-denominated debt and associated interest costs, and higher average interest costs due to the extension of the average term of the Company's long-term debt.

Corporate and general administration costs as well as research and development costs remained relatively unchanged over 2002 levels, and are expected to decline marginally in the near term as the Company continues to pursue cost reductions.

Minority interest in earnings increased to $89 million in 2003 from $26 million in 2002 due to the higher contribution to earnings of the Nickel business unit, which is 59.2%-owned by Noranda.

Tax expense increased to $24 million in 2003 reflecting the profitability of the Company in 2003, as compared to a tax recovery of $168 million on a consolidated basis in 2002, primarily due to the tax impact of restructuring expenses incurred in 2002.

Pre-tax restructuring costs incurred and gains on sale of investments in 2003 and 2002 are as follows:

As at December 31	2003	2002
Magnesium impairment and closure costs	$ 33	$ 520
Other restructuring costs	29	41
Gain on sale of CEZ facility/investments	(38)	(63)
	$ 24	$ 498

Financial Position and Liquidity

Noranda maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Noranda's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

Working capital, excluding cash, short-term investments and short-term indebtedness, increased to $852 million from $652 million at the end of 2002. During the year, Noranda repositioned its balance sheet and operating capacity to support its strategic objective of maintaining a strong balance sheet meeting investment grade criteria. This will allow the Company to benefit more fully from improving fundamentals in the copper and nickel sectors. The repositioning plan included:

- Issuing preferred and common shares for net proceeds of $99 million and $434 million in March and August, respectively; and,
- Issuing 6% notes due in 2015 for gross proceeds of $350 million in September and the sale of Priority Units of the Noranda Income Fund for gross proceeds of $84 million. The Company also raised net proceeds of $250 million from its issuance of a 12-year debenture in May 2003, through a partially-owned subsidiary.

Cash and cash equivalents at December 31, 2003 totaled $501 million compared to $293 million at December 31, 2002. In addition to its cash balances, Noranda's liquidity and financial flexibility is augmented by revolving credit facilities. Committed lines of credit at December 31, 2003 totaled $1,132 million of which $68 million had been drawn or utilized. These lines of credit are primarily with various Canadian chartered banks and syndicates of U.S. and international banks. These bank facilities currently have committed terms of up to three years and are unsecured. Liquidity was further enhanced during the year with the release of corporate guarantees in the amount of $442 million following the conversion of the Antamina project's debt to a non-recourse basis.

Long-term debt, excluding the amount due in less than one year, amounted to $2,893 million at December 31, 2003 compared to $3,014 million a year earlier. The Company and its partially-owned subsidiary currently have $250 million and $600 million, respectively, available for public debt issuance under shelf prospectuses filed in September 2003 and January 2004, respectively. Noranda continues to monitor capital markets worldwide, seeking opportunities to diversify its financing sources. At December 31, 2003, Noranda's consolidated net debt-to-total-capitalization ratio was 43% compared to 54% at December 31, 2002.

Noranda's long-term public debt ratings at December 31 are noted below:

	2003	2002
Standard & Poor's	BBB–	BBB–
Moody's	Baa3	Baa3
Dominion Bond Rating Services	BBB	BBB

Shareholders' equity at the end of 2003 was $2.6 billion after the inclusion of common and preferred share equity issues that occurred during the year.

Cash Flows

Cash generated from operations, before net changes in non-cash working capital, totaled $577 million in 2003, up from $348 million in 2002. The increase is primarily the result of higher sales and production volumes, lower operating costs and higher metal prices, despite the adverse impact of foreign exchange rates.

Capital investments totaled $489 million in 2003 compared to $528 million in 2002. Major capital expenditures during 2003 included the expansion of the Altonorte copper smelter, the expansion and transfer of mining operations at the Collahuasi copper mine and the Kidd Creek Mine D underground extension.

Capital investments for 2004 are budgeted to be $595 million. A more detailed discussion is provided on page 21.

In 2003, Noranda's common and preferred share dividend obligations were reduced by $14 million to $123 million compared to $137 million in 2002, despite an increase in both the number and amount of common and preferred shares outstanding. The annual common share dividend was reduced from Cdn$0.80 per share to Cdn$0.48 per share to bring it into line with those of other major metal and mining companies.

Metal Markets

Copper Market

LME copper prices traded in the $0.72 to $0.77 per pound range for the first nine months of 2003 then broke through $1.00 in December with current levels at $1.30.

Improved market sentiment was supported by mine disruptions, smelter cutbacks, strong Asian demand, and declining metal stocks. The weakening U.S. dollar has had a profound impact on U.S. dollar-based metal prices and accounted for a substantive part of the overall increase. China continues to drive global metal demand and its copper consumption for 2003 is expected to total 3.1 million tonnes, a 22% increase over 2002. Total exchange inventories dropped 464,500 tonnes to end the year at 793,000 tonnes. This was partially offset as Codelco, a major Chilean copper mining company, stockpiled approximately 200,000 tonnes of copper.

Despite the release of the Codelco stockpile and new expanded, and restarted mine production planned for the second half of the year, the overall market is expected to end in a slight deficit for another year. Continued strong demand in China and marked improvement in the U.S. economy are expected to create further upside for the copper price and premiums.

Copper


Price (US$/lb.)
Inventories (000 tonnes)
1.00
0.75
0.50
0.25
0
2000
1500
1000
500
0
99
00
01
02
03
LME price
LME, COMEX, inventories and others

Nickel Market

In 2003, the nickel price rose from a low of $3.27 per pound at the start of the year to $7.55 per pound by year end with much of the increase occurring in the second half of the year.

Supply-side fundamentals were the main driver behind this run-up, accentuated by the very strong demand for metals in China. In 2003, world production of nickel grew by only 1.7%, less than half the growth seen in 2002. Disruptions at producers reduced supply in the first half of the year. This was followed by a three-month strike at Inco's Sudbury operations during the summer, which removed approximately 30,000 tonnes of nickel from the market.

Consumption of nickel grew 5.9% in 2003, with one-third of the growth coming from China. Stainless steel production beat expectations for the year, growing at 6.3%, well above the trend growth rate, and almost at the high levels of the previous year. The first half of the year was particularly strong as mills in all geographic market sectors, with the exception of the U.S., produced at record levels. The second half did not have as strong a showing, as delayed global economic recovery translated into weak demand for stainless steel in the U.S. and Europe for the balance of the year. Growth in the availability of global external scrap kept pace with the growth in stainless steel production, with the net effect that stainless steel scrap availability remained tight. In the non-stainless steel sectors, electronic alloys and batteries showed some signs of recovery, but both the aerospace and land-based gas turbine markets remained weak.


Nickel
Price (US$/lb.)
Inventories (000 tonnes)
8.00
6.00
4.00
2.00
0
80
60
40
20
0
99
00
01
02
03
LME price
LME inventories

When factoring in the Inco strike, the nickel market deficit increased to 56,000 tonnes. However, the release of the 60,000-tonne collateral stocks by Norilsk more than offset the deficit, creating an implied surplus of 4,000 tonnes for 2003.

The prospect of synchronized growth in the three major Western World economies (USA, Europe, Japan), together with the robust growth continuing in the non-OECD countries (China, Russia, India, Latin America), should underpin a strong pick-up in metal consumption. As a robust period of demand growth is forecast in 2004, the nickel market is expected to remain in significant deficit.

Zinc Market

Zinc prices in 2003 traded in a narrow range of $0.34 to $0.37 per pound for the first nine months, before staging a strong recovery in the fourth quarter. The LME cash settlement price climbed from $0.38 in early October to a high for the year of $0.46 on December 31 and $0.51 currently. The price improvement is partly attributable to weakness in the U.S. dollar, as well as bullish investor sentiment for an improved market outlook in 2004. LME stocks increased during the year by 89,000 tonnes to 740,400 tonnes at year end.

While global smelting capacity continues to expand, principally in China, actual refined production levels in 2003 were believed to be unchanged from 2002 levels as a result of the tight zinc concentrate supply. Low treatment charges, combined with strong domestic currencies, have forced many smelters to cut back operations or permanently close due to the poor smelting margins. Zinc demand remains very strong in China, such that China is now a net importer of zinc. Combined imports of zinc concentrates and zinc alloys exceeded metal exports, which were 15% lower year over year during the first 10 months of 2003. During the fourth quarter, U.S. consumption improved markedly resulting in an increase in premiums in the $0.03 to $0.035 range.


Zinc
Price (US$/lb.)
Inventories (000 tonnes)
0.60
0.45
0.30
0.15
0
1200
900
600
300
0
99
00
01
02
03
LME price
LME, producer and other inventories

The world zinc market is estimated to have been in balance for 2003 following two years of surplus. Most analysts expect that limited mine supply growth combined with higher metal demand in Asia, the U.S. and Western Europe will result in a significant supply deficit in 2004 and higher average prices than 2003 levels.

Aluminum Market

LME cash prices for 2003 ranged from a low of $0.60 in April, to a high of $0.72, on December 31 and $0.82 currently. Despite weaker fundamentals than some other base metals, aluminum's 20% recovery from its lows in 2003 is substantial and meaningful. Continued weakening of the U.S. dollar coupled with speculative fund buying propelled the price to its highest level in 34 months in December.

The firming belief in a broad economic recovery is creating a bullish view of aluminum going into 2004. However, despite the growing optimism, issues and concerns remain. Among the issues in question is the direction of the Chinese market. Reductions in export rebates in conjunction with a substantial rise in spot alumina costs and regional power constraints could significantly impact the amount of aluminum China sends to the West, but it remains uncertain how Chinese producers and their supporters will respond to these issues.

The potential reduction of Chinese exports and the anticipated demand growth resulting from the economic recovery could lead to a more balanced market. Improving fundamentals should continue to support the price and provide the potential for further price improvement in aluminum during the coming year. The weaker U.S. dollar bodes well for American producers and fabricators exporting goods as their ability to be competitive on pricing is enhanced.



Aluminum
Price (US$/lb.)
Inventories (000 tonnes)
8.00
6.00
4.00
2.00
0
3000
2250
1500
750
0
99
00
01
02
03
LME price
LME, producer and other inventories

Risk Factors

Fluctuating Metal Prices

Noranda's earnings are affected by fluctuations in the prices of the metals it produces. Their prices are subject to volatile price movements over short periods of time. We generally do not hedge prices of the metals we produce. Market prices can be affected by numerous factors beyond our control, including expectations for inflation, speculative activities, relative exchange rates to the U.S. dollar, production activities of our competitors, global and regional demand and supply, political and economic conditions including availability of subsidies and tax incentives to our competitors and production costs in major producing regions. The prices for nickel, zinc, copper or other metals produced by us may decline significantly from current levels. A reduction in the prices of one or more of these metals could materially adversely affect the value and amount of our reserves and our business, financial condition, liquidity and operating results.

Mining and Processing Risks

The business of mining and processing of metals is generally subject to a number of risks and hazards, including unusual or unexpected geological conditions, ground conditions, phenomena such as inclement weather conditions, floods and earthquakes and the handling of hazardous substances and emissions of contaminants. Such risks and hazards could result in personal injury or death, damage to, or destruction of, mineral properties, processing or production facilities or the environment, monetary losses and possible legal liability. Our business, financial condition, liquidity and operating results could be materially adversely affected if any of these developments were to occur.

Although we maintain insurance which we believe is consistent with mining industry practice to the extent available to cover some of these risks and hazards, no assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums. Our property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In such event, our business, financial condition, liquidity and results of operations could be materially adversely affected.

Environmental Risks

Environmental legislation affects nearly all aspects of our operations worldwide. This type of legislation requires us to obtain operating licenses and imposes standards and controls on activities relating to mining, exploration, development, production, closure and the refining, distribution and marketing of copper, nickel, zinc and other metals products. Environmental assessments are required before initiating most new products or undertaking significant changes to existing operations. Compliance with environmental legislation can require significant expenditures, including expenditures for clean-up costs and damages arising out of contaminated properties. In addition to current requirements, we expect that additional environmental regulations will likely be implemented to protect the environment and quality of life, given issues of sustainable development and other similar requirements which governmental and supragovernmental organizations and other bodies have been pursuing. Some of the issues currently under review by environmental regulatory agencies include reducing or stabilizing various emissions, including sulphur dioxide and greenhouse gas emissions, mine reclamation and restoration, and water, air and soil quality.

Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002. The protocol has not come into force but may do so in the future. Various levels of government in Canada are developing a number of policy measures in order to meet Canada's emission reduction obligations under the protocol. While the impact of the protocol and measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation, restrict industrial emission levels, impose added costs for emissions in excess of permitted levels and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on our business, financial condition, liquidity and operating results.

Further changes in environmental laws, new information on existing environmental conditions or other events, including legal proceedings brought based upon such conditions or an inability to obtain necessary permits, could have a material adverse effect on product demand, product quality and methods of production and distribution or could require increased financial reserves or compliance expenditures or otherwise have a material adverse effect on our business, financial condition, liquidity and operating results.

Failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean-up costs, damages and the loss of important permits. There can be no assurance that we will at all times be in compliance with all environmental regulations or that steps required to bring us into compliance would not materially adversely affect our business, financial condition, liquidity or operating results.

In view of the uncertainties concerning future removal and site restoration costs on our properties, the ultimate costs for future removal and site restoration to us could differ from the amounts estimated. The estimate for this future liability is subject to change based on amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively as a change in an accounting estimate.

In addition, regulatory authorities in various jurisdictions around the world may require us to post financial security to secure in whole or in part future reclamation and restoration obligations in such jurisdictions. In some instances, we have already provided this security. In other instances, such security may be required to be posted upon the occurrence of certain events including if we cease to maintain a minimum investment grade credit rating, if the regulatory authority ceases to accept alternative forms of comfort to secure the obligation or as a property nears the end of its operation. Although the posting of this security does not increase the future reclamation and restoration costs (other than costs associated with posting such security), a portion of our credit may be required to back up these commitments, which could adversely affect our liquidity.

Labour Relations

Collective agreements covering our unionized employees at CEZ, Matagami, CCR (Plant workers), CCR (Security guards), Noranda Recycling – Roseville, Micro Metallics – San Jose, Nikkelverk, Collahuasi, and American Racing Equipments will expire in 2004. At Sudbury, a collective agreement was signed with the Mine, Mill and Smelter Workers Union after a three-week strike in February 2004. The collective agreement covering the Office, Clerical & Technical at Falconbridge's Sudbury Operations was renewed on February 28, 2004. Collective agreements covering our unionized hourly employees and workers at Brunswick Mine, Brunswick Smelter, Brunswick Smelter Bulk Handling, General Smelting, Horne Smelter, Kidd Metallurgical Division, Raglan Operations, Falcondo, Lomas Bayas, Altonorte, Antamina, New Madrid, and the aluminum foil operations at Newport and Salisbury are currently in place and will expire between 2005 and 2007.

Uncertainty of Reserve Estimates and Production Estimates

Our reported ore reserves as of December 31, 2003 are estimated quantities of proven and probable ore that under present and anticipated conditions can be legally and economically mined and processed by the extraction of their mineral content. We determine the amount of our ore reserves in accordance with the requirements of the applicable Canadian securities regulatory authorities and established mining standards. We do not use outside sources to verify our reserves. The volume and grade of reserves actually recovered and rates of production from our present ore reserves may be less than geological measurements of the reserves. Market price fluctuations in nickel, copper, other metals and exchange rates, and changes in operating and capital costs, may in the future render certain ore reserves uneconomic to mine. In addition, short-term operating factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different ore grades, may cause mineral reserves to be modified or our operations to be unprofitable in any particular fiscal period.

No assurance can be given that the indicated amount of ore will be recovered or that it will be recovered at the prices assumed by us in determining ore reserves. Ore reserve estimates are based on limited sampling and, consequently, are uncertain because the samples may not be representative of the entire orebody. As more knowledge and understanding of the orebody are obtained, the reserve estimates may change significantly, either positively or negatively.

We prepare estimates of future production for particular operations. These production estimates are based on, among other things, reserve estimates; assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and estimated rates and costs of mining and processing. Our actual production may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on our future cash flows, earnings, results of operations and financial condition.

Exchange Rate Fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate and, to a lesser extent, Chilean Pesos, Norwegian Kroner and Euros exchange rates against the U.S. dollar, can significantly impact our earnings and cash flows. These exchange rates have varied substantially over time, including over the last five years. Most of our revenues and debt are denominated in U.S. dollars, whereas most of the operating costs at our Canadian sites are incurred in Canadian dollars and Nikkelverk's costs are incurred in Norwegian kroner. Effective July 1, 2003 we are reporting our financial results in U.S. dollars. Fluctuations in exchange rates between the U.S. dollar and the Canadian dollar and between the U.S. dollar and other currencies may give rise to foreign currency exposure, either favourable or unfavourable, which may in the future materially impact our financial results. We, from time to time, may hedge a portion of our currency requirements to limit any adverse effect of exchange rate fluctuations with respect to our costs, but there can be no assurance that such hedges will eliminate the potential material adverse effect of such fluctuations.

Interest Rate and Counterparty Risk

Our exposure to changes in interest rates results from investing and borrowing activities undertaken to manage our liquidity and capital requirements. We have entered into interest rate swap agreements to manage the interest rate risk associated with a portion of our fixed-rate debt. The interest rate swap changes our exposure to interest risk by effectively converting a portion of our fixed-rate debt to a floating rate. We may elect in the future to enter into interest rate swaps to effectively convert floating-rate debt to fixed-rate debt and enter into additional fixed-rate to floating-rate swaps. There can be no assurance that we will not be materially adversely affected by interest rate changes in the future, notwithstanding our use of interest rate swaps.

In addition, our interest rate swaps, metals hedging and foreign currency and energy risk management activities expose us to the risk of default by the counterparties to such arrangements. Any such default could have a material adverse effect on our business, financial condition and results of operations.

Energy Supply and Prices

Our operations and facilities are intensive users of natural gas, electricity and oil. Procurement of these types of energy can be affected by numerous factors beyond our control, including global and regional supply and demand, political and economic conditions and problems related to local production and delivery conditions. Our supply contracts typically provide that suppliers may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, including loss of production and damage to our plants and equipment, if, even temporarily, the supply of energy to one or more of our facilities was interrupted.

A prolonged shortage of supply of energy used in our operations could materially adversely affect our business, financial condition, liquidity and results of operations. As a significant portion of our costs relate to energy consumption, our earnings are directly related to fluctuations in the cost of natural gas, electricity and oil. Energy prices can be affected by numerous factors beyond our control, including global and regional demand and supply, and applicable regulatory regimes. The prices for various sources of energy we use may increase significantly from current levels. An increase in energy prices could materially adversely affect our business, financial condition, liquidity and operating results.

Foreign Operations

Some of our activities and related assets are located in countries outside North America, some of which may be considered to be, or may become, politically or economically unstable. Exploration or development activities in such countries may require protracted negotiations with host governments, international organizations and other third parties, including non-governmental organizations, and are frequently subject to economic and political considerations, such as taxation, nationalization, inflation, currency fluctuations and governmental regulation and approval requirements, which could adversely affect the economics of projects. These projects and investments could be adversely affected by war, civil disturbances and activities of foreign governments which limit or disrupt markets, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property without fair compensation.

We perform a thorough risk assessment on a country-by-country basis when considering foreign activities and attempt to conduct our business and financial affairs so as to protect against political, legal, regulatory and economic risks applicable to operations in the various countries where we operate, but there can be no assurance that we will be successful in so protecting ourself. These projects and investments could also be adversely affected by changes in Canadian laws and regulations relating to foreign trade, investment and taxation.

Market Access

Global and regional demand for metals is influenced by regulatory and voluntary initiatives to restrict or eliminate the use of certain metals in particular products or applications. Impacts of such measures can be global, creating non-tariff barriers to international trade and affecting product design and specifications on a global basis. Such measures could affect the balance between supply and demand and depress metal prices and treatment/refining charges. Metals with a limited number of major applications are most susceptible to changes in demand and price in response to such measures.

Production Technology

We believe that the technology we use to produce and process metals is significantly advanced and, in part due to high investment costs, subject only to slow technological change. However, there can be no assurance that more economical production or processing technology will not be developed or that the economic conditions in which current technology is applied will not change.

Legal Proceedings

The nature of our business subjects us to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of our business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on our results of operations in any future period, and a substantial judgment could have a material adverse impact on our business, financial condition, liquidity and results of operations.

Sulphuric Acid

Sulphur dioxide is a by-product from the smelting of copper, zinc, nickel and lead sulphide concentrates. We process sulphur dioxide into sulphuric acid to meet our environmental commitments. Due to increasingly strict environmental standards worldwide for sulphur dioxide emissions, involuntary production of sulphuric acid by smelters is growing. The balance of world acid production is largely based on elemental sulphur, whose supply is now a by-product of oil and gas production, and growing more rapidly than demand. Long term, these factors may make it more difficult for us to obtain satisfactory prices for our sulphuric acid. However, our production of sulphuric acid cannot be reduced in response to low prices, or dropping sales volumes, without a corresponding reduction in our production of metals.

Raw Material Procurement Risks

Procurement of raw materials involves the risks typically connected with commercial transactions, which can include trade barriers, political instability and problems due to local production conditions. In addition, our supply contracts provide that suppliers of concentrate may be released from their delivery obligations to us if certain "force majeure" events occur. Our business operations could be adversely affected, at least temporarily, if supplies of raw materials are interrupted as a result of the imposition of trade barriers or other events and if we are unable, on short notice, to shift to alternative sources of supply. We also process copper scrap, the availability of which in past years has been subject to significant fluctuations and the supply of which has been declining since the mid-1990s. The availability of scrap, blister copper and other material we process can be significantly affected by fluctuations in prices.

Management's Responsibility

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial statements are not precise since they include certain amounts based on estimates and judgments. When alternative methods exist, management has chosen those it deems most appropriate in the circumstances in order to ensure that the consolidated financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

Noranda maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that Noranda's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management's discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditors' report, and examines the fees and expenses for audit services, and considers the engagement or reappointment of the external auditors. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. Ernst & Young LLP, the external auditors, have full and free access to the Audit Committee.

Derek Pannell
President and Chief
Executive Officer

Steven Douglas
Executive Vice-President
and Chief Financial Officer

February 9, 2004

Auditors' Report

To the Shareholders of Noranda Inc.

We have audited the consolidated balance sheets of Noranda Inc. as at December 31, 2003 and 2002 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
February 9, 2004

Consolidated Balance Sheets

(US$ millions)

As at December 31	Notes	2003	2002 (Notes 1 and 2)
Assets			
Current assets			
Cash and cash equivalents		$ 501	$ 293
Short-term investments		129	—
Accounts receivable		576	476
Metals and other inventories		1,179	896
		2,385	1,665
Operating capital assets	*5*	4,682	4,652
Development projects	*6*	973	603
Investment and other assets	*7*	205	182
		$ 8,245	$ 7,102
Liabilities and Shareholders' Equity			
Current liabilities			
Accounts and taxes payable		$ 903	$ 720
Debt due within one year	*8*	431	335
		1,334	1,055
Long-term debt	*8 and 11*	2,893	3,014
Future income taxes	*13*	54	49
Reclamation, pension and other provisions	*9*	414	367
Stockholders' interests			
Interests of other shareholders	*10*	914	759
Shareholders' equity	*11 and 12*	2,636	1,858
		$ 8,245	$ 7,102

Commitments and contingencies (notes 14 and 15)

(See accompanying notes)

On behalf of the Board:

Derek Pannell
Director

Al Flood
Director

Consolidated Statements of Income (Loss) and Retained Earnings (Deficit)

(US$ millions, except per share amounts)

Years ended December 31	*Notes*	2003	2002 (Notes 1 and 2)
Revenues	*16*	$ 4,657	$ 3,873
Operating expenses			
Cost of operations		2,024	1,879
Purchased raw materials		1,744	1,390
Depreciation, amortization and reclamation		480	490
		4,248	3,759
Income generated by operating assets		409	114
Interest expense	*8*	129	98
Corporate and general administration		58	58
Research, development and exploration		51	49
Minority interest in earnings of subsidiaries		89	26
Income (loss) before undernoted		82	(117)
Tax expense (recovery)	*13*	24	(168)
Restructuring costs	*3*	62	561
Gain on sale of investments	*3*	(38)	(63)
Net income (loss)		$ 34	$ (447)
Dividends on preferred shares		21	11
Interest on convertible debentures		3	2
Net income (loss) attributable to common shares		10	(460)
Basic and diluted earnings (loss) per share		$ 0.04	$ (1.93)
Basic weighted average number of shares		261,618,375	238,823,521
Diluted weighted average number of shares		261,983,971	238,823,521
Retained earnings (deficit)			
Balance, beginning of year		$ 24	$ 583
Change in accounting policy – capitalization of interest	*2*	—	25
Income (loss)		34	(447)
Dividends			
Common		(121)	(122)
Preferred		(21)	(11)
Other		(8)	(4)
Balance, end of year	*11 and 12*	$ (92)	$ 24

(See accompanying notes)

Consolidated Statements of Cash Flows

(US$ millions)

Years ended December 31	Notes	2003	2002 (Notes 1 and 2)
Cash realized from (used for):			
Operations			
Net income (loss)		$ 34	$ (447)
Charges (credits) not affecting cash:			
Depreciation, amortization and reclamation		447	435
Future taxes		(2)	(188)
Minority interest		89	26
Asset impairment		—	520
Foreign exchange, restructuring and other		9	2
		577	348
Net change in accounts receivable, inventories and payables		(164)	32
Cash from operations		413	380
Investment activities			
Capital investments		(489)	(528)
Investments and advances		(153)	(116)
Proceeds on dispositions	*3*	99	265
Cash used in investment activities		(543)	(379)
		(130)	1
Financing activities			
Long-term debt, including current portion			
Issued		717	615
Repaid		(807)	(373)
Issue of shares – common	*12*	439	2
Issue of shares – preferred		198	—
Redemption of preferred shares	*12*	(104)	—
Dividends paid		(92)	(108)
Exercise of stock options		—	(2)
Issue of shares – minority shareholders, net		18	8
Dividends paid to minority shareholders		(31)	(29)
		338	113
Increase in cash and cash equivalents		208	114
Cash and cash equivalents, beginning of year		293	179
Cash and cash equivalents, end of year		$ 501	$ 293

(See accompanying notes)

Notes to Consolidated Financial Statements

(US$ millions except as otherwise indicated)

1 Accounting Policies

Basis of Presentation of the Consolidated Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which are in conformity, in all material respects, with United States generally accepted accounting principles, except as described in Note 19. The consolidated financial statements include the accounts of Noranda Inc. (the "Company") and all of its subsidiaries and joint ventures (together, "Noranda"). Long-term investments in companies in which Noranda has significant influence are accounted for on the basis of cost plus equity in undistributed earnings since the dates of investment. The interests of the Company, Falconbridge Limited ("Falconbridge") and Novicourt Inc. ("Novicourt") in their joint ventures are proportionately consolidated. The difference between the cost of the shares of acquired companies and the underlying net book value of the assets is amortized over the estimated economic life of the assets to which the difference is attributed.

Reporting Currency and Translation of Foreign Currencies

Prior to July 1, 2003, Noranda's Canadian operations have been measured in Canadian dollars and consolidated financial statements have been expressed in Canadian dollars. The accounts of self-sustaining foreign operations were translated using the current rate method, under which all assets and liabilities were translated at the exchange rate prevailing at year end, and revenues and expenses at average rates of exchange during the year. Gains or losses on translation of these account balances were not included in the consolidated statements of loss, but deferred and shown as a separate item in shareholders' equity. Gains or losses on foreign currency loans and transactions that were designated as hedges of a net investment in self-sustaining foreign operations were reported in shareholders' equity in the same manner as translation adjustments.

Foreign-denominated monetary assets and liabilities of Canadian operations and integrated foreign operations were translated at the exchange rates prevailing at the year end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts were included in the consolidated loss. Non-monetary assets and liabilities were translated at historical rates of exchange.

Effective July 1, 2003, the United States dollar ("U.S. dollar") was adopted as the unit of measure of Noranda's Canadian operations which reflect significant operational exposure to the U.S. dollar and predominantly U.S. dollar-based asset and investment base of the Company. Concurrent with this change in functional currency, Noranda adopted the U.S. dollar as its reporting currency. In accordance with Canadian generally accepted accounting principles, the Company restated all amounts presented for comparative purposes into U.S. dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rates that were in effect during these periods or presented at their U.S. dollar transactional amount and all assets and liabilities are translated at the prevailing noon rate in effect at the end of these periods (Cdn$1.5796 per US$1.00 for December 31, 2002). Equity transactions have been translated at historic rates; with opening equity restated at the rate of exchange on January 1, 1999. The resulting net translation adjustment has been credited to the cumulative translation account.

For periods after July 1, 2003, the assets and liabilities of Noranda's self-sustaining operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect at the month end and revenues and expenses are translated at the average rate during the month. Exchange gains and losses on translation of the Company's net equity investment in these operations are deferred as a separate component of shareholders' equity.

Gains or losses on foreign currency loans and transactions that are designated as hedges of a net investment in self-sustaining foreign operations are reported in shareholders' equity in the same manner as translation adjustments.

Foreign-denominated monetary assets and liabilities are translated at the exchange rates prevailing at the year end, and revenue and expenses (other than depreciation) at average rates of exchange during the year. Exchange gains and losses arising on the translation of the accounts are included in the consolidated statement of income (loss). Non-monetary assets and liabilities are translated at historical rates of exchange.

Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost, which approximates market value. Cash equivalents of $59 (2002 – $nil) include $33 of restricted cash (2002 – $nil) to be used for repayment of senior debt of the Antamina project.

Short-term Investments

Investments in corporate commercial paper issues have original maturities between four and nine months and are stated at cost, which approximates market value.

Product Inventories

Mining and metallurgical product inventories are valued at the lower of net realizable value and average cost where costs are comprised of direct costs and an allocation of production overheads and depreciation of production-related assets. Aluminum and fabricated product inventories are valued at the lower of cost (determined on a first-in, first-out basis, comprised of direct costs and an allocation of production overheads and depreciation of production-related assets) and net realizable value. Inventories of operating supplies and raw materials are valued at the lower of average direct acquisition cost and replacement value.

Revenue Recognition

Revenues from the sale of base metals, aluminum and fabricated products and from by-product materials are recorded at the time of sale, when the rights and obligations of ownership pass to the buyer. Prices used for provisionally priced sales are based on market prices prevailing at the time of shipment and are adjusted based upon market prices until final settlement with customers pursuant to the terms of sales contracts. Price changes for shipments which at year end are awaiting final pricing could have a material effect on future revenues.

Financial Instruments

Noranda enters into interest rate swap agreements to alter the interest characteristics of a portion of its outstanding debt from a fixed to a floating rate basis. These agreements involve the receipt of fixed-rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. Noranda also enters into interest rate swap agreements that involve the payment of fixed-rate amounts in exchange for the receipt of floating rate interest over the life of the agreement. The differential paid or received as a result of interest rate swap agreements is accrued and recognized as an adjustment to interest expense related to the debt.

Noranda uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures and futures, and forward and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Gains and losses on early termination of hedging contracts are deferred until the hedged items are recognized in earnings. From time to time, Noranda enters into futures and forward contracts for the purchase or sale of commodities and currencies not related to production. Provisions are made for any estimated unrealized gains and losses on these contracts.

Noranda also uses cross-currency swap agreements which are used to hedge the interest rate risk and foreign currency exposures related to its non-U.S. dollar-denominated debt. Gains or losses on these contracts are accounted for in the same manner as the interest rate swap agreements and forward exchange contracts discussed above.

Noranda formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions.

Noranda does not consider the credit risk associated with its financial instruments to be significant. Interest rate swaps, foreign currency contracts and commodity hedge contracts are maintained with high-quality counterparties, and Noranda does not anticipate that any counterparty will fail to meet its obligations. Noranda does not have significant exposure to any individual customer, and these risks are further managed through an effective credit management program.

Depreciation, Amortization and Reclamation

Depreciation of property, plant and equipment is based on the estimated service lives of the assets, calculated primarily on a straight-line basis for metallurgical operations (not exceeding 40 years) and on a unit-of-production basis for mining operations. Preproduction and mine development expenditures are amortized over the estimated life of the mine on the unit-of-production method over proven and probable reserves. Construction in progress will be depreciated once the project is substantially completed. Provisions are made for future site reclamation and closure costs, net of expected recoveries, in a rational and systematic manner by charges to earnings over the expected life of an operation and calculated on a discounted basis. In the case of Noranda's mining operations this is on a unit-of-production basis over proven and probable reserves and in the case of Noranda's other operations on a straight-line basis.

The estimated site reclamation and closure costs may change materially based on future changes in operations, costs of reclamation and closure activities, regulatory requirements and the outcome of legal proceedings.

Preproduction Costs
Preproduction costs related to major projects are deferred until the facilities achieve commercial production or are deemed to be uneconomic. These deferred costs are amortized on a unit-of-production method over the estimated useful life of the project or are written off when the project is determined to be uneconomic.

Asset Valuation
The company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset when quoted market prices are not readily available, is below the asset's carrying value.

Exploration
Mining exploration expenditures are charged against current earnings unless they relate to properties that have been subjected to sufficient pre-feasibility work that indicates future mine production is reasonably certain. Gains on the sale of mining exploration properties or recoveries of costs previously written off are credited against exploration expense.

Income and Production Taxes
Current taxes are recognized for the estimated income and mining taxes payable for the current year.

Future tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Future taxes are measured using the tax rates and laws that will be in effect when the differences are expected to reverse or the losses to be realized.

Interest
Interest incurred is charged to earnings, except for interest that can be identified with a major capital expenditure program. Prior to January 1, 2003, Noranda capitalized interest that could be identified with major projects until the project achieved commercial production. Under the new policy, interest is capitalized as it arises from indebtedness incurred to finance major projects, either directly or indirectly, until the project achieves commercial production.

Post-employment Costs
The cost of retirement benefits and certain post-employment benefits are recognized as the benefits are earned by the employees. Noranda uses the accrued benefit method pro-rated on length of service and management's best estimate assumptions to value its pensions and other retirement benefits. Assets are valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs from plan amendments are amortized on a straight-line basis over the term of the employment contract. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Under its defined contribution retirement savings program, Noranda makes payments based on employee earnings and partially matches employee contributions, to a defined maximum. Employees may receive profit sharing credits based on earnings.

When a defined benefit plan gives rise to an accrued benefit asset, Noranda recognizes a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. Changes in the allowance are included in the determination of pension expense.

Stock-based Compensation Plans
The Company has stock-based compensation plans, which are described in Note 12. The Company accounts for stock options using the fair value method. Under this method, compensation expense for stock options granted since January 1, 2002 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the vesting period of the options granted.

The Company also has an employee share savings plan through which employees can purchase shares of the Company at market prices. For each dollar employees contribute to the plan, the Company contributes a prescribed percentage, which is expensed as employee compensation. For the Company's deferred unit plans, a liability is recorded to the extent that the Company's common share price exceeds the notional purchase price of the units. Notional dividends on the units are recorded as a direct charge to retained earnings.

Earnings Per Share

Earnings per common share has been determined after deducting preferred share dividends and convertible debenture interest and has been based on the weighted-average number of common shares outstanding during the year excluding shares securing employee share purchase loans. Diluted earnings per share is calculated using the treasury stock method to compute the dilutive effect of stock options and the if-converted method for convertible debentures.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Comparative Consolidated Financial Statements

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2003 consolidated financial statements.

2 Changes in Accounting Policies

Capitalization of Interest

Effective January 1, 2003, Noranda revised its capitalization of interest policy to harmonize its policies with U.S. accounting standards as described in Note 1.

As a result, an increase to retained earnings of $25 was recorded at January 1, 2002. The change resulted in an increase to net income of $2 in both 2002 and 2003 years.

3 Restructuring and Gain on Sale of Investments

As at December 31	2003	2002
Magnesium impairment and closure costs (Note 4)	$ 33	$ 520
Other restructuring costs	29	41
Gain on sale of Noranda Income Fund/CEZ facility	(35)	(63)
Other	(3)	—
	$ 24	$ 498

Sale of CEZ Processing Facility

On May 3, 2002, the Company successfully completed an initial public offering of Priority Units of the Noranda Income Fund (the "Fund"). The Fund was created to acquire the Company's CEZ processing facility and ancillary assets located in Salaberry-de-Valleyfield, Quebec. Net cash proceeds of $263 were received and a pre-tax gain of $63 was recognized.

The Fund is an unincorporated open-ended trust established under the laws of Ontario. The Company's participation in the Fund decreased in the year to 25% following the sale of the Priority Units the Company held in the Fund.

Cash distributions on Ordinary Units are subordinate to distributions on Priority Units for 15 years except upon the occurrence of certain events. Each Ordinary Unit is entitled to receive cash distributions on a monthly basis in an amount that is equal to the monthly cash distributions paid to each Priority Unit, provided each Priority Unit is first paid an amount that is equal to the monthly cash distribution of not less than Cdn$0.08333 per Priority Unit (the "Base Distribution") before any amount is paid to holders of Ordinary Units. If, notwithstanding the subordination of the Ordinary Units, Distributable Cash is not sufficient to make the Base Distributions on Priority Units in a month, the amount of the deficiency shall not accumulate and will not be paid to holders of Priority Units. If Distributable Cash in a month is not sufficient to make a distribution on the Ordinary Units that is equal to the distribution on the Priority Units, the amount of the deficiency will accumulate and be paid to holders of the Ordinary Units from excess Distributable Cash in a subsequent month.

The Company's share of its 25% interest in the Fund, representing all of the outstanding Ordinary Units of the Fund, is accounted for on an equity basis.

On July 17, 2003, Noranda sold its remaining 11,984,900 Priority Units of the Noranda Income Fund for gross proceeds of $84 million. The pre-tax gain on the sale was $35 million. The proceeds were used to repay debt.

Other Restructuring Costs

Employee reductions at Horne, Brunswick smelter and Kidd Creek operating sites and restructuring provisions at American Racing were recorded in the year of $29 (2002 – $30). Further restructuring costs for 2002 of $11 were recorded for the closure of the Gaspé smelter.

4 Joint Ventures

Noranda's share of the assets, liabilities and equity, revenues and expenses and cash flows of its major joint ventures for the years ended December 31, 2003 and 2002 are as follows:

2003	Antamina	Collahuasi	Magnesium	Louvicourt	Total
Balance Sheets					
Current assets	$ 110	$ 143	$ 23	$ 12	$ 288
Capital assets and other	655	917	252	9	1,833
	$ 765	$1,060	$ 275	$ 21	$ 2,121
Current liabilities	$ 75	$ 87	$ 6	$ 2	$ 170
Long-term debt and other	339	592	41	2	974
Minority interest in subsidiaries	—	156	—	7	163
Noranda's investment	351	225	228	10	814
	$ 765	$1,060	$ 275	$ 21	$ 2,121
Statements of Earnings (Loss)					
Sales and other revenues	$ 187	$ 275	$ —	$ 28	$ 490
Expenses	159	206	33	24	422
Minority interest	—	28	—	1	29
Noranda's share of earnings (loss)	$ 28	$ 41	$ (33)	$ 3	$ 39
Statements of Cash Flows					
Cash realized from (used for):					
Operations	$ 57	$ 95	$ (28)	$ 13	$ 137
Investment activities	(15)	(114)	(13)	—	(142)
Financing activities	(47)	9	(1)	—	(39)

2002	Antamina	Collahuasi	Magnesium	Louvicourt	Total
Balance Sheets					
Current assets	$ 95	$ 142	$ 28	$ 12	$ 277
Capital assets and other	680	807	194	15	1,696
	$ 775	$ 949	$ 222	$ 27	$ 1,973
Current liabilities	$ 75	$ 81	$ 17	$ 2	$ 175
Long-term debt and other	377	556	25	2	960
Minority interest in subsidiaries	—	126	—	9	135
Noranda's investment	323	186	180	14	703
	$ 775	$ 949	$ 222	$ 27	$ 1,973
Statements of Earnings (Loss)					
Sales and other revenues	$ 166	$ 246	$ —	$ 28	$ 440
Expenses	149	200	429	26	804
Minority interest	—	19	—	1	20
Noranda's share of earnings (loss)	$ 17	$ 27	$ (429)	$ 1	$ (384)
Statements of Cash Flows					
Cash realized from (used for):					
Operations	$ 66	$ 127	$ —	$ 10	$ 203
Investment activities	(54)	(65)	(85)	—	(204)
Financing activities	9	(19)	—	—	(10)

Noranda holds a 33.75% interest in Antamina, a copper/zinc mine project in Peru. Noranda, through its Falconbridge subsidiary, holds a 44% interest in Compañia Minera Doña Inés de Collahuasi S.C.M. ("Collahuasi"), a corporation which owns the mining and water rights and other assets relating to the Collahuasi project, and which secured financing, conducts the operations and markets the products of the property.

Noranda owns an 80% joint-venture interest in the Magnesium project, a facility for the extraction of magnesium from mining residues in Danville, Quebec. As a result of depressed global magnesium prices, the Company recorded an impairment charge of $520 in 2002 and temporarily shut down its Magnesium operation in April 2003. Included in restructuring costs in 2003 is a charge of $33 related to this closure. The Company holds through its 62.1%-owned subsidiary, Novicourt, a 45% joint-venture interest in the Louvicourt copper/zinc mine in northwestern Quebec.

5 Operating Capital Assets

	2003					
As at December 31	Copper	Nickel	Zinc	Aluminum	Other	Total
Property, plant and equipment, at cost	$ 4,107	$ 1,868	$ 628	$ 1,195	$ 527	$ 8,325
Accumulated depreciation	(1,790)	(1,114)	(462)	(616)	(442)	(4,424)
	2,317	754	166	579	85	3,901
Deferred preproduction, development and exploration (net)	423	298	57	—	3	781
	$ 2,740	$ 1,052	$ 223	$ 579	$ 88	$ 4,682

	2002					
As at December 31	Copper	Nickel	Zinc	Aluminum	Other	Total
Property, plant and equipment, at cost	$ 3,664	$ 1,620	$ 542	$ 1,186	$ 563	$ 7,575
Accumulated depreciation	(1,355)	(915)	(366)	(588)	(445)	(3,669)
	2,309	705	176	598	118	3,906
Deferred preproduction, development and exploration (net)	393	277	68	—	8	746
	$ 2,702	$ 982	$ 244	$ 598	$ 126	$ 4,652

6 Development Projects

Development projects consist of brownfield and greenfield projects that are expected to contribute to earnings upon completion of construction and advancement to commercial production.

Major projects in the category are as follows:

		As at December 31	
	Category	2003	2002
Collahuasi expansion	Brownfield	$ 207	$ 47
Kidd Creek – deep expansion	Brownfield	276	191
Koniambo – New Caledonia	Greenfield	123	76
Magnesium	Brownfield	252	194
Other development projects		115	95
		$ 973	$ 603

During 2003, an additional $370 million of capital was invested into the projects. No additional capital was expended in the magnesium operations during 2003. The increase in carrying value attributed to the magnesium operations in 2003 is as a result of capitalization of operating costs during the first quarter of 2003 and the appreciation of the Canadian dollar compared to the U.S. dollar during 2003.

7
Investments and Other Assets

As at December 31	2003	2002
Equity accounted investment – Noranda Income Fund	$ 46	$ 84
Cost accounted investments	17	14
Derivative financial instrument	24	—
Deferred acquisition costs	23	—
Debenture discount and issue expenses – net	21	14
Supplies inventory	16	18
Deposits and other assets	58	52
	$ 205	$ 182

8
Debt

			Principal repayment schedule as at December 31, 2003							
	Interest rates[1]	Total 2003	2004	2005	2006	2007	2008	2009 to 2012	After 2012	Total 2002
Debt of the Company and its wholly-owned subsidiaries:										
Notes payable and revolving term loans	4.00%	$ 55	13	3	1	28	2	4	4	$ 330
Senior debentures	4.83%	1,450	300	200	—	—	—	600	350	1,300
Liability element of convertible debentures (Note 11)	5.0%	18	—	—	—	18	—	—	—	18
	4.80%	1,523	313	203	1	46	2	604	354	1,648
Debt of partially-owned subsidiaries and joint ventures	4.44%	1,801	118	330	346	96	217	436	258	1,701
Total	4.61%	$ 3,324	431	533	347	142	219	1,040	612	$ 3,349
Debt due within one year		431								335
Long-term debt		$ 2,893								$ 3,014

[1] Weighted-average interest rates after swap contracts, as at December 31, 2003.

a) On May 28, 2003, Noranda's partially-owned subsidiary Falconbridge issued $250 million 5.375% fixed-rate debentures maturing on June 1, 2015. The proceeds from this offering were used to repay debt outstanding under its commercial paper program, to fund planned expenditures and for other general corporate purposes.

On September 24, 2003, Noranda issued $350 million 6% fixed-rate debentures maturing October 15, 2015. The proceeds from this offering were invested in short-term investments and used for other general corporate purposes.

b) Notes payable and revolving term loans include borrowings under unsecured committed bank lines of credit that are structured to provide the Company with the right to borrow at floating rates and repay these amounts over the next five years. At December 31, 2003, Noranda had utilized $68 (including $32 by Falconbridge, excluding Collahuasi) from its total committed lines of $1,132 (including $405 for Falconbridge, excluding Collahuasi).

Senior debentures of $1,450 (2002 – $1,300) are direct unsecured obligations of the Company.

c) Debt of partially-owned subsidiaries and joint ventures includes US$374, Noranda's 33.75% share of the $1,109 of borrowings under Antamina's $1,320 senior credit facilities. These facilities, provided by a consortium of international banks and national import/export credit agencies, have maturity dates ranging from 4.5 to 8.5 years. With the exception of $157, all of these facilities are insured for political risks or are otherwise guaranteed for political risks by multilateral, national or private sector institutions. Noranda's guarantee of this facility was removed during 2003 as the completion tests were met.

d) After taking into account current interest rates and credit spreads, the fair value of the debt of the Company at December 31, 2003 was greater than book value by $120 (2002 – $20), and the fair value of the debt of its partially-owned subsidiaries and joint ventures was greater than book value by $94 (2002 – $48).

e) Interest rate swap agreements of $650 (2002 – $300) have been entered into by the Company, and $400 (2002 – $275) by its partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are received and floating rates are paid for terms up to 11.5 years. In addition, interest rate swap agreements of $561 (2002 – $454) have been entered into by the Company's partially-owned subsidiaries and joint ventures, whereby fixed rates of interest are paid and floating rates are received for a period up to 8.5 years. As at December 31, 2003, the estimated aggregate fair value of the interest rate swap agreements of the Company and its partially-owned subsidiaries and joint ventures had a mark-to-market gain of $14 and $24 respectively (2002 – $23 and $39, respectively).

The Company's partially-owned subsidiary Falconbridge has entered into several cross-currency interest rate swap transactions whereby rates of interest on debentures in the amount of $86 (2002 – $86) are swapped to floating and $25 (2002 – $25) are swapped to fixed rates of interest for terms of five years. At December 31, 2003, the mark-to-market value of these positions was a gain of $31 (2002 – $1).

At December 31, 2002, the Company recorded a deferred gain of $21 on the closure of Cdn$400 interest rate swap agreements. Of this amount, the Company recognized into income $17 during 2003, with the balance to be recognized over the original remaining term which will expire July 2004.

Interest, net	2003	2002
Interest on long-term debt	$ 158	$ 156
Interest on short-term debt	5	4
Interest income	(14)	(12)
	149	148
Capitalized interest	(20)	(50)
	$ 129	$ 98

9 Reclamation, Pension and Other Provisions

	2003			2002		
As at December 31	*Company and* wholly-owned subsidiaries	*Partially-owned* subsidiaries and joint ventures	Total	*Company and* wholly-owned subsidiaries	*Partially-owned* subsidiaries and joint ventures	Total
Reclamation and other environmental provisions	$ 197	$ 106	$ 303	$ 171	$ 64	$ 235
Pension, benefits and other *provisions*	(64)	175	111	(56)	188	132
	$ 133	$ 281	$ 414	$ 115	$ 252	$ 367

10 Interests of Other Shareholders

As at December 31	2003	2002
Preferred shares of subsidiaries	$ 130	$ 130
Common equity interests	784	629
	$ 914	$ 759

11 Convertible Debentures

The Cdn$150 adjustable rate convertible subordinated debentures Series 1, due April 30, 2007, bear interest at a rate which is the greater of 5%, and of 1% plus the percentage that two times the common share dividend paid *in the previous six months is of the conversion price. The debentures are convertible at the holder's option into* common shares of the Company at a conversion price of Cdn$27.55 per common share, on or before the last business day prior to the maturity date of the debentures, or the last business day prior to redemption. The *Company has the option of redeeming the debentures, and upon maturity they are redeemable, at the Company's* option, for common shares of the Company.

The Company's convertible debentures contain both debt and equity components. Although under certain conditions the interest portion of the debentures may be settled by issuing common shares, the Company believes it is improbable that those conditions will be met, and has accounted for the present value of the interest portion as a liability. At December 31, 2003, this liability amounted to $18 (2002 – $18). The amount representing the principal has been classified as a component of shareholders' equity and was $84 at December 31, 2003 (2002 – $79).

12 Shareholders' Equity

Capital Stock

Authorized:

Preferred shares, an unlimited number
Common shares, an unlimited number
Participating shares, an unlimited number

	2003	2002
Issued:		
Preferred shares Series F	$ 59	$ 59
Preferred shares Series G	137	137
Preferred shares Series H	99	—
Equity element of convertible debentures (Note 11)	84	79
Common shares	2,084	1,595
Stock option valuation	3	1
	2,466	1,871
Retained earnings (deficit)	(92)	24
Currency translation adjustment	265	(34)
	2,639	1,861
Share purchase plan	(3)	(3)
	$ 2,636	$ 1,858

Preferred Shares Series F

The Company had 3,246,057 (2002 – 3,246,057) Cumulative, Redeemable Preferred Shares, Series F (the "Series F Preferred Shares") outstanding at December 31, 2003.

Prior to November 1, 2001, holders of Series F Preferred Shares received a quarterly fixed dividend at a rate of 5.8% per annum. On November 1, 2001, the Series F Preferred Shares commenced paying a monthly floating dividend based on a dividend rate that fluctuates over time between 50% and 100% of Prime for each month. The dividend rate is adjusted upwards or downwards on a monthly basis by an Adjustment Factor whenever the Calculated Trading Price, being the market price of the Series F Preferred Shares, is Cdn$24.875 or less or Cdn$25.125 or more, respectively. The Adjustment Factor for a month is based on the Calculated Trading Price of the Series F Preferred Shares for the preceding month. The maximum Adjustment Factor for any month is ±4.00%. The annual floating dividend rate for any month is Prime multiplied by the Designated Percentage for such month (the Adjustment Factor for such month plus the Designated Percentage for the preceding month).

Holders of Series F Preferred Shares had the right to convert their shares, effective on November 1, 2001, on a one-for-one basis into Cumulative, Redeemable Preferred Shares, Series G (the "Series G Preferred Shares"). Of the 12,000,000 outstanding Series F Preferred Shares, 8,753,943 were converted into Series G Preferred Shares. Holders will again have the right to convert their shares, on a one-for-one basis into Series G Preferred Shares on November 1, 2006, and every five years thereafter. On November 1, 2001, the Series F Preferred Shares became redeemable, at the option of the Company, at Cdn$25.50 per share plus unpaid and accrued dividends.

Preferred Shares Series G

The Company had 8,753,943 (2002 – 8,753,943) Series G Preferred Shares outstanding at December 31, 2003. These Series G Preferred Shares were issued as a result of the conversion of the same number of Series F Preferred Shares into Series G Preferred Shares on November 1, 2001.

For each of the five years commencing November 1, 2001, holders of Series G Preferred Shares will receive, as and when declared by the Board of Directors, a quarterly fixed dividend at a rate of 6.10% per annum.

On November 1, 2006, the Series G Preferred Shares will be redeemable, at the option of the Company, at Cdn$25.00 per share plus unpaid and accrued dividends. Subject to certain conditions, holders of Series G Preferred Shares will have the right to convert their shares into Series F Preferred Shares on a one-for-one basis on November 1, 2006 and on November 1 of every fifth year thereafter.

Preferred Shares Series H

The Company completed a public offering of Cumulative Preferred Shares, Series H for aggregate gross proceeds of Cdn$150 million on March 25, 2003. At December 31, 2003, there were 6,000,000 Series H Preferred Shares outstanding.

Holders of the Series H Preferred Shares are entitled to fixed cumulative preferential cash dividends, if, as and when declared by the Company's board of directors, at a rate of Cdn$1.625 per share per annum, payable quarterly, in equal installments of Cdn$0.40625 per share, on the last day of March, June, September and December of each year.

On and after March 31, 2008, the Company may, at its option (i) redeem the outstanding Series H Preferred Shares in whole at any time or in part from time to time, by the payment of Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for redemption; or (ii) subject, if required, to stock exchange approvals, convert the outstanding Series H Preferred Shares into Noranda common shares. The number of common shares into which each Series H Preferred Share may be so converted will be determined by dividing the redemption price per Series H Preferred Share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Noranda common shares at such time.

On or after June 30, 2008, each Series H Preferred Share will be convertible at the option of the holder on the last day of March, June, September and December in each year into that number of Noranda common shares determined by dividing Cdn$25.00, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion, by the greater of Cdn$2.00 and 95% of the current market price of Noranda common shares at such time. If a holder of Series H Preferred Shares elects to convert any of those shares into Noranda common shares, the Company may, on not less than 20 days notice prior to the conversion date, elect to redeem those Series H Preferred Shares for Cdn$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date fixed for conversion or arrange for the sale of those shares to substitute purchasers at such price.

Preferred Shares Series I

The Company completed a private placement of 6,000,000 Cumulative Preferred Shares, Series I to Brascan Corporation for aggregate gross proceeds of Cdn$150 million on April 25, 2003. On August 18, 2003 the Company redeemed all Series I Preferred Shares with a portion of the net proceeds it received from the issuance of the 24,800,000 common shares issued on August 11, 2003. As a result of this redemption, a foreign exchange loss of $5 was recorded in retained earnings.

Common Share Issue

On August 12, 2003, the Company completed a public issue of 48,520,000 common shares at a price of Cdn$12.65 for net proceeds of Cdn$601. Brascan Corporation subscribed for 20,000,000 shares from this issue.

Non-voting Participating Shares

The authorized and unissued non-voting participating shares participate ratably with the holders of common shares in dividends and distributions of the assets of the Company.

Summary of Common Share Transactions

	Shares (000)	Amount
Common shares, December 31, 2001	238,584	$ 1,568
Issued on exercise of stock options	15	—
Issued under dividend re-investment	2,553	25
Issued under share purchase plan	137	2
Common shares, December 31, 2002	241,289	$ 1,595
Issue of common shares	48,520	$ 434
Issued on exercise of stock options	373	5
Issued under dividend re-investment	5,046	50
Common shares, December 31, 2003	295,228	$ 2,084

Earnings Per Share

Earnings per share is determined by dividing net earnings, after deducting preferred share dividends and the equity portion of the convertible debenture interest, by the weighted-average number of common shares outstanding during the year, excluding shares securing employee share purchase loans.

Diluted loss per share assumes that outstanding dilutive stock options are exercised at the beginning of the period (or at the time of issuance, if later) and the proceeds are used to purchase common stock at the average market price during the period, and that dilutive convertible debentures are converted into common shares at the beginning of the period.

Share Purchase Plan

In 1998, 2001 and 2002, loans were issued to executives of the Company for the purchase of common shares under the share purchase plan. The loans are repayable on demand, mature in ten years, and are secured by a pledge of 331,950 common shares at December 31, 2003 (2002 – 344,550). Loans receivable at December 31, 2003 of $3 (2002 – $3) are recorded as a reduction of shareholders' equity, and upon loan repayment there will be a corresponding increase in shareholders' equity.

Stock Options

The Company has a stock option plan through which options may be granted to directors, officers and employees for the purchase of common shares. Options were granted at prices equal to the five-day average price prior to the grant. Stock options generally have a 10-year term and contain vesting provisions of 20% on the first anniversary following the date of the grant, and a further 20% on each of the four subsequent anniversary dates. Stock options granted from January 1, 2000 to February 28, 2002 have a 10-year term and the same vesting provisions; however, they also contain an accelerated vesting feature specifying that on the first day that the market price of the common shares is 20% greater than the exercise price of the option, the final tranche of certain unvested options outstanding on that date will immediately vest and be exercisable.

During 2003, three stock option series were granted totaling 1,422,500 options at a weighted-average price of Cdn$14.45. The compensation expense associated with these stock options series was calculated using the Black-Scholes valuation model assuming the following weighted-average parameters; 8-year term, 25% volatility, expected dividend of 5.35% annually and an interest rate of 4.89%. The stock option value is charged against net income over its vesting period.

Corporate and general administration expenses to December 31, 2003 include compensation costs of $3 (2002 – $4) relating to outstanding options granted since January 1, 2002.

A summary of the status of the stock option plan and changes during the years is presented below:

	2003		2002	
	Options (000)	Weighted-average exercise price (Cdn)	Options (000)	Weighted-average exercise price (Cdn)
Outstanding, beginning of year	8,591	$ 16.65	7,182	$ 16.90
Granted	1,422	14.45	2,211	15.56
Exercised through the purchase option feature	(373)	15.92	(13)	18.25
Exercised through the market growth option feature	—	—	(774)	15.91
Cancelled	(56)	16.85	(15)	15.83
Outstanding, end of year	9,584	$ 16.35	8,591	$ 16.65

The following table summarizes information about stock options outstanding at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices (Cdn)	Number (000) outstanding at December 31, 2003	Weighted-average remaining contractual life (years)	Weighted-average exercise price (Cdn)	Number (000) exercisable at December 31, 2003	Weighted-average exercise price (Cdn)
$12.67 to $17.88	8,162	8.0	$ 15.63	3,719	$ 16.03
$18.00 to $19.29	914	6.2	18.86	687	19.14
$23.26 to $24.17	508	4.0	23.27	508	23.27
	9,584	7.6	$ 16.35	4,914	$ 17.21

Director Deferred Stock Unit Plan

Under the Deferred Stock Unit (DSU) Plan for the Company's non-employee directors, each eligible director may elect to be paid annual retainer fees and/or meeting attendance fees in DSUs rather than in cash. A DSU is a notional unit, equivalent in value to a common share.

Deferred stock units are credited with "dividend equivalents" when dividends are paid on the common shares of the Company, and such dividend equivalents are converted into additional units based on the fair market value of common shares on the date credited.

Payment of DSUs is not made until such time as the director leaves the Board, and may be in cash or in common shares of the Company purchased on the open market.

As of December 31, 2003 the total DSUs held by participating directors was 44,108 (2002 – 23,988), the accrual in respect of which is not significant at December 31, 2003 and 2002.

Management Deferred Share Unit Plan (MDSUP)

Management deferred share units ("Units") may be granted each year at the discretion of the Board to senior executives in lieu of all or part of their annual cash bonus awards. The annual bonus awards would be converted to Units based on a rate set on the award date. The portion of the annual bonus award elected to be received in Units by the executive may, at the discretion of the H.R. Committee, be increased by a factor of up to two times for purposes of calculating the number of Units to be allocated under the MDSUP.

An executive who holds Units will receive additional Units as dividends are paid on the common shares of the Company, on the same basis as if the dividends were reinvested pursuant to the Company's dividend reinvestment plan. The Units will vest over a five-year period and participants will only be allowed to redeem the Units upon cessation of employment.

The cash value of the Units when redeemed will be equivalent to the market value of an equivalent number of Noranda common shares at the time of cessation of employment with the Company.

As of December 31, 2003, a total of 33,666 Units were held by executives of the Company (2002 – 23,250), the accrual in respect of which is not significant at December 31, 2003 and 2002.

Dividend Reinvestment Plan

Canadian resident shareholders may elect to reinvest their cash dividends from common shares to purchase additional shares. During 2003, 5,046,641 (2002 – 2,552,932) common shares were issued under the dividend reinvestment plan.

13 Income and Production Taxes

The provision for income and production taxes differs from the amount that would have resulted by applying statutory income tax rates to earnings as described below. The difference arose for the following reasons:

	2003	2002
Income (loss) before the following:		
Income and production taxes and minority interest	$ 147	$ (589)
Provision based on combined federal and composite provincial tax rate of 38.6% (2002 – 39.8%)	$ 57	$ (234)
Increase (decrease) in taxes resulting from:		
Resource and depletion allowances	(6)	48
Royalties and mineral taxes	7	—
Rate differences from foreign and manufacturing activities	(52)	(8)
Non-taxable items	(20)	—
Capital taxes	13	15
Foreign exchange adjustments	18	(7)
Non-recurring and other	7	18
Income and production taxes	$ 24	$ (168)

Consolidated income and production taxes are as follows:

	2003	2002
Current:		
Federal and provincial income taxes	$ 16	$ 20
Provincial mining taxes	2	3
Foreign taxes	35	11
	$ 53	$ 34
Future:		
Federal and provincial income taxes	$ (51)	$ (168)
Provincial mining taxes	4	(3)
Foreign taxes	18	(31)
	$ (29)	$ (202)
	$ 24	$ (168)

The components of the future tax asset and future tax liability at December 31, 2003 and 2002 are as follows:

	2003		2002	
	Legal entities where		Legal entities where	
	assets exceed liabilities	liabilities exceed assets	assets exceed liabilities	liabilities exceed assets
Future tax assets:				
Pensions	$ 1	$ —	$ —	$ 10
Post-retirement benefits	21	59	16	45
Reclamation provisions	54	30	35	22
Exploration	15	—	13	9
Inventory valuations	3	6	3	7
Non capital losses	55	197	66	119
Foreign exchange	—	—	37	—
Research and development	79	16	49	10
Other	120	53	87	36
	$ 348	$ 361	$ 306	$ 258
Future tax liabilities:				
Property, plant and equipment	$ (38)	$ (407)	$ (51)	$ (327)
Development and preproduction	(5)	(177)	(6)	(128)
Foreign exchange	(18)	(9)	(5)	(14)
Pensions	(50)	(12)	(37)	—
Exploration	(2)	—	(2)	2
Other	(5)	(40)	(5)	(40)
	$ (118)	$ (645)	$ (106)	$ (507)
Net future tax asset (liability)	$ 230	$ (284)	$ 200	$ (249)

The Company has non-resident subsidiaries that have tax losses of $106 (2002 – $106) for which no benefit has been recorded. If the tax benefit had been recorded, the amount would have been $18 (2002 – $18).

14 Financial Instruments

Noranda uses various strategies to manage its market risk, including the use of derivative contracts to limit, offset or reduce the Company's market exposure. Derivative instruments are used to manage well-defined commodity price, foreign exchange and interest rate risks arising from Noranda's primary business activities. The fair values of Noranda's derivative instruments, as summarized later in this note, are based on quoted market prices for similar instruments and on market closing prices at year end.

Effective July 1, 2003, Noranda's functional currency was changed from the Canadian to U.S. dollar. Following this change, Noranda realigned its hedging programs to manage the risk associated with its non-U.S. dollar investments and monetary assets and liabilities, as well as change its cash flow hedging program to now hedge the exposure created by its non-U.S. dollar expenses.

a) Fixed Forward Price Hedges

Some customers request a fixed sales price instead of the COMEX or London Metal Exchange ("LME") average price in the month of shipment. Noranda enters into futures contracts that will allow it to receive the COMEX or LME average price in the month of shipment while customers pay the agreed upon fixed price. Noranda accomplishes this by settling the futures contracts during the month of shipment, which generally results in the realization of the COMEX or LME average price.

At December 31, 2003, the mark-to-market value of these positions was a gain of $9 (2002 – loss of $5).

b) Commodity Hedges

Noranda purchases metal in concentrate or scrap to be processed eventually into refined metal for sale to customers. The raw material feed is purchased from third parties at prices that are often different from the eventual sale to metal customers, largely due to the timing of processing. To mitigate the price risk resulting from the difference between the timing of purchases and sales, Noranda hedges such transactions. The hedge transactions involve the purchase or sale of over-the-counter or LME or COMEX exchange-traded contracts. In the month that the refined metal is sold, the corresponding commodity hedge position is liquidated at the COMEX or LME average price for the month of sale.

As at December 31, 2003 the mark-to-market unrealized loss was $18 (2002 – unrealized gain of $4).

c) Hedges of Foreign-denominated Expenditures

Prior to July 1, 2003, Noranda managed a foreign currency cash flow hedging program whereby portions of its forecasted U.S. dollar-denominated revenue were hedged with forward foreign exchange contracts with its banks. At December 31, 2002, Noranda had forward contracts to sell $886 maturing over the following 4.5 years, at an average exchange rate of Cdn$1.53. In addition, Noranda's partially-owned subsidiary had also entered into various short-term option contracts which, if exercised, would have resulted in additional sales of $125. The mark-to-market value of these positions at December 31, 2002 was a loss of $40.

Subsequent to the change, Noranda started hedging its Canadian dollar costs using foreign currency exchange contracts. When the Canadian dollar strengthens significantly against the U.S. dollar, the increase in value of future Canadian dollar costs is partially offset by gains in the value of the forward currency contracts designated as hedges. Conversely, when the Canadian dollar weakens, the decrease in the value of future Canadian dollar costs is partially offset by losses in the value of the forward currency contracts.

At December 31, 2003, Noranda had forward currency exchange contracts to purchase Cdn$1,097 maturing over the next 3.5 years at an average exchange rate of Cdn$1.50. In addition, Noranda's partially-owned subsidiary also had option contracts that, if exercised, would result in the purchase of Cdn$29 over the next four months. The mark-to-market value of these positions at December 31, 2003 was a gain of $110.

In addition, Noranda's partially-owned subsidiary also maintains a program to hedge its Norwegian Kroner and Chilean peso expenditures. At December 31, 2003, Noranda's partially-owned subsidiary entered into other short-term forward foreign exchange contracts to hedge its Norwegian and Chilean commitments, whereby it would purchase notional amounts with a U.S. dollar equivalent of $81 (2002 – Canadian dollar equivalent of $218) and also entered into various short-term forward foreign option contracts which, if exercised, would have resulted in the purchase of 210 million Norwegian Kroner (2002 – 165 million). At December 31, 2003, the mark-to-market value of these contracts was a gain of $17 (2002 – mark-to-market approximated their carrying value).

Noranda's revenues and operating costs to December 31, 2003 include realized exchange gains from the settlement of various revenue and cost hedge contracts of $18 and $16 (2002 – exchange loss in revenue of $18 and exchange gain in operating costs of $8).

d) Hedge of Net Investment in Foreign Operations

The Company uses forward foreign exchange contracts and foreign-denominated obligations to protect the value of its investments in its foreign subsidiaries.

At December 31, 2002, the Company hedged its U.S. dollar net assets with a principal amount of $955 of its senior debentures and a series of short-term foreign exchange contracts resulting in sales of $570 to purchase Canadian dollars. In addition, the forward foreign exchange components of the cross-currency swap agreements and other short-term foreign exchange contracts combined to buy $345 and sell Canadian dollars, were designed as hedges against U.S. dollar-denominated debt. The Company's partially-owned subsidiary had outstanding foreign exchange contracts to sell a notional amount of $61 as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2002 the unrealized gain on these contracts was $31.

At December 31, 2003, the Company had outstanding foreign exchange contracts to sell Cdn$82, maturing over the next eight years, designated as hedges against Canadian dollar net assets. In addition, a series of short-term foreign exchange contracts to sell Cdn$134 are designated as hedges against foreign-denominated monetary assets of the Company. The Company's partially-owned subsidiary had a series of short-term foreign exchange contracts to purchase a notional amount of Cdn$510 as a hedge against foreign-denominated monetary assets and liabilities. As at December 31, 2003 the unrealized loss on these contracts was $27.

The Company has also entered into short-term forward foreign exchange contracts to sell £4 million (2002 – £7 million) and purchase U.S. dollars as a hedge against pounds sterling net assets. At December 31, 2003 and 2002, the fair value of these contracts approximated their carrying value.

Derivative financial instruments involve credit and market risk. Credit risk arises from the potential for a counterparty to default on its contractual obligations and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company minimizes credit risk through the selection, monitoring and diversification of counterparties, use of the International Swaps and Derivatives Association (ISDA) documentation and master netting agreements, collateral and other credit mitigation techniques.

15 Commitments and Contingencies

a) On July 1, 2003, the senior debt of the Antamina project became non-recourse to its sponsors, the Company, BHP Billiton PLC, Teck Cominco Limited and Mitsubishi Corporation, upon successful completion of a series of tests and following the delivery of the related certificates to the senior lenders.

b) As a result of the sale of the CEZ processing facility to the Noranda Income Fund (Note 3), the Company entered into a 15-year supply and processing agreement with the Fund. The Company has committed to sell up to 550,000 tonnes of zinc concentrate annually to the refinery (its annual concentrate requirement to operate to its full current capacity) at market rates for the payable metal, less a fixed treatment charge initially set at $0.352 per pound of "payable zinc metal". Commencing January 1, 2004, the Processing Fee will be the Processing Fee in the previous year adjusted annually (i) upward by 1% and (ii) upward or downward by 10% of the year-over-year percentage change in the average cost of electricity per megawatt hour for the Processing Facility. "Payable zinc metal" in respect of a quantity of concentrate will be equal to 96% of the assayed zinc metal content in the concentrate under the Supply and Processing Agreement.

The Company has also committed to manage the processing facility through operating and marketing agreements and will act as an agent for the sale of the facility's zinc production for the duration of the supply agreement.

c) From time to time, Noranda is involved in litigation, investigations or proceedings relating to claims arising out of its operations in the ordinary course of business. In the opinion of Noranda's management, these claims and lawsuits in the aggregate will not have a material adverse effect on the consolidated financial statements.

16 Related-party Transactions

a) Noranda has reduced its ownership interest in the Noranda Income Fund ("the Fund") from 48.97% to 25% during the year (see Note 3). Included in revenues are $7 (2002 – $11) representing the Company's share of income from the Fund accounted for under the equity method.

Noranda has entered into a Supply and Processing Agreement and a Management Service Agreement with the Fund which have contracted Noranda to provide concentrate and services to the Fund on a regular basis (see Note 15). Noranda has sold $79 (May to December 2002 – $40) of concentrate to the Fund at their negotiated value. As of December 31, 2003, Noranda has a receivable of $9 (2002 – $8) from the Fund. Noranda has also provided $46 (May to December 2002 – $27) of administration, management and operating services to the Fund at their negotiated value. As of December 31, 2003, Noranda has a receivable of $7 (2002 – $1) from the Fund due to the services provided. In addition, Noranda has made purchases of $57 (May to December 2002 – $28) of zinc metals and by-products at terms that reflect market rates. Included in accounts payable as at December 31, 2003 is $5 (2002 – $7) of amounts due to the Fund.

b) Noranda has undertaken a number of transactions with Antamina in which Noranda has a 33.75% ownership interest. Included in raw material costs are purchases of concentrate of $49 (2002 – $41) from Antamina at their market value. As of December 31, 2003, Noranda has a payable of $13 (2002 – $2) to Antamina.

During 2003, Noranda has made purchases of goods of $120 (2002 – $81) and provided services of $nil (2002 – $1) to its affiliates. These transactions were measured at their exchange amount. As of December 31, 2003, Noranda has a payable of $12 (2002 – $nil) to its affiliates.

c) Noranda has entered into short-term financing transactions with affiliates and associates from time to time at market interest rates. Noranda has revolving credit facilities totaling Cdn$100 with an affiliate. Under the credit agreement, Cdn$75 of these facilities are to expire in January 2004 with the remainder maturing January 2006. As of December 31, 2003, Noranda has made no drawdown against the credit facilities.

d) Noranda Aluminum Inc. ("Aluminum"), a wholly-owned subsidiary of Noranda Inc., has entered into a power supply contract with Brascan Energy Marketing Inc. ("BEMI"). BEMI, an affiliate of the Company, agreed to provide Aluminum's New Madrid primary aluminum smelter up to 490 MWh of electricity annually for a two-year period commencing June 1, 2003 at negotiated market prices.

e) Noranda has sold certain trade receivables to a securitization trust which is owned by Brascan Financial Corporation for a total of $20 in cash, under an agreement that came into effect on November 13, 2003.

f) Included in accounts receivable are loans receivable from officers of the Company in the amount of $3 (2002 – $3), secured by collateral that has market values in excess of cost for both years.

17
Post-employment Costs

Noranda has a number of defined benefit plans providing pension, health, dental and life insurance benefits to substantially all employees after one or two years of continuous service. Pension benefits are calculated based upon length of service and either final average earnings or a specific amount per year of service. Hourly employees are generally members of negotiated plans.

Defined benefit plan assets consist primarily of cash, equity securities and fixed income securities. The defined benefit plan holds less than 1% of its assets in common shares of Noranda and its related parties.

Noranda's funding policy is to contribute amounts sufficient to meet minimum funding requirements as set forth by the regulations of the appropriate jurisdictions plus such additional amounts as Noranda may determine to be appropriate.

The obligation for benefits under these plans is determined through periodic actuarial reports that are based on the following weighted-average assumptions:

	Pension Benefit Plans			
	December 31, 2003		December 31, 2002	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected long-term rate of return on plan assets	7.35%	7.00%	7.43%	7.00%
Rate of compensation increase	3.75%	3.50%	3.81%	3.50%

	Other Benefit Plans			
	December 31, 2003		December 31, 2002	
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures
Discount rate	6.25%	6.25%	6.75%	6.75%
Expected long-term rate of return on plan assets	—	—	—	—
Rate of compensation increase	—	—	—	—

The health care cost trend rate is assumed to start at 9% for 2003 for the Company, its partially-owned subsidiaries and joint ventures (2002 – 9%), decreasing to an ultimate medical trend rate of 4.0% by 2012 for the Company, its partially-owned subsidiaries and joint ventures (2002 – 4.0%).

In 2003, Noranda ratified new collective agreements at three of its operations. Included in these agreements was an increase in the pension plan benefits that amounts to an average of 15.5% at the end of three years, as well as provisions for early retirements.

The funded status of Noranda's post-employment benefit plans and net accrued benefit asset (obligation) are as follows:

	Pension Benefit Plans					
	December 31, 2003			December 31, 2002		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plans assets	$ 714	889	$ 1,603	$ 509	676	$ 1,185
Benefit obligations	580	1,184	1,764	447	948	1,395
Excess (deficit) of plan assets over benefit obligations	134	(295)	(161)	62	(272)	(210)
Net accrued asset			$ 208			$ 157

	Other Benefit Plans					
	December 31, 2003			December 31, 2002		
	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net	Plans where assets exceed benefit obligations	Plans where benefit obligations exceed assets	Net
Plans assets	$ 18	7	$ 25	$ —	17	$ 17
Benefit obligations	16	309	325	—	231	231
Excess (deficit) of plan assets over benefit obligations	2	(302)	(300)	—	(214)	(214)
Net accrued liability			$ 250			$ 204

The change in the funded status of Noranda's post-employment benefit plans was as follows:

	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Actuarial Benefit Obligation						
Actuarial obligation at beginning of year	$ 738	657	$ 1,395	$ 66	165	$ 231
Current service	13	11	24	2	3	5
Benefits paid	(64)	(58)	(122)	(5)	(13)	(18)
Interest cost on benefit obligation	53	52	105	5	13	18
Plan amendments	22	—	22	—	—	—
Actuarial (gains) losses	35	52	87	(2)	43	41
Effect of exchange rate change	131	131	262	13	35	48
Transfer from other plans	—	1	1	—	—	—
Decrease due to curtailment/ settlement	(3)	(7)	(10)	—	—	—
Actuarial obligation at end of year	$ 925	839	$ 1,764	$ 79	246	$ 325
Change in Plan Assets						
Fair value of assets at beginning of year	$ 704	481	$ 1,185	$ 7	10	$ 17
Employer contributions	22	65	87	—	18	18
Benefits paid	(64)	(55)	(119)	(2)	(13)	(15)
Return on plan assets	158	40	198	1	1	2
Effect of exchange rate change	134	94	228	1	2	3
Transfer (to) from other plans	(2)	1	(1)	—	—	—
Settlement payments	(1)	(6)	(7)	—	—	—
Actuarial gains	—	32	32	—	—	—
Fair value assets at end of year	$ 951	652	$ 1,603	$ 7	18	$ 25
Surplus (deficit) status of plan at end of year	$ 26	(187)	$ (161)	$ (72)	(228)	$ (300)
Unamortized:						
Past service costs	25	1	26	(2)	1	(1)
Net actuarial (gains) losses	136	213	349	(4)	55	51
Accrued benefit asset (liability)	$ 187	27	$ 214	$ (78)	(172)	$ (250)
Valuation allowance	—	(6)	(6)	—	—	—
Accrued benefit asset (liability), net of valuation allowance	$ 187	21	$ 208	$ (78)	(172)	$ (250)

	December 31, 2002					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Change in Actuarial Benefit Obligation						
Actuarial obligation at beginning of year	$ 719	644	$ 1,363	$ 63	161	$ 224
Current service	13	9	22	4	4	8
Benefits paid	(53)	(47)	(100)	(5)	(11)	(16)
Interest cost on benefit obligation	51	44	95	4	11	15
Plan amendments	3	—	3	—	—	—
Actuarial losses	12	6	18	—	—	—
Effect of exchange rate change	5	8	13	—	—	—
Decrease due to curtailment	(12)	(7)	(19)	—	—	—
Actuarial obligation at end of year	$ 738	657	$ 1,395	$ 66	165	$ 231
Change in Plan Assets						
Fair value of assets at beginning of year	$ 797	520	$ 1,317	$ 7	10	$ 17
Employer contributions	8	33	41	1	10	11
Benefits paid	(49)	(45)	(94)	(2)	(11)	(13)
Return on plan assets	(42)	36	(6)	1	1	2
Settlement payments	—	(6)	(6)	—	—	—
Effect of exchange rate change	6	8	14	—	—	—
Transfer to other plans	(16)	—	(16)	—	—	—
Actuarial losses	—	(65)	(65)	—	—	—
Fair value assets at end of year	$ 704	481	$ 1,185	$ 7	10	$ 17
Deficit status of plan at end of year	$ (34)	(176)	$ (210)	$ (59)	(155)	$ (214)
Unamortized:						
Past service costs	14	3	17	—	1	1
Net actuarial (gains) losses	187	170	357	(3)	12	9
Accrued benefit asset (liability)	$ 167	(3)	$ 164	$ (62)	(142)	$ (204)
Valuation allowance	—	(7)	(7)	—	—	—
Accrued benefit asset (liability), net of valuation allowance	$ 167	(10)	$ 157	$ (62)	(142)	$ (204)

Noranda's post-employment benefit expense included the following components:

	December 31, 2003					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	$ 13	11	$ 24	$ 2	3	$ 5
Interest cost on benefit obligation	53	52	105	5	13	18
Expected return on plan assets	(55)	(42)	(97)	—	(1)	(1)
Amortization of:						
Past service costs	13	3	16	—	—	—
Transitional asset	—	—	—	—	—	—
Net actuarial losses	8	14	22	—	2	2
Loss on recognition of a settlement/curtailment	1	2	3	—	—	—
Valuation allowance	—	(1)	(1)	—	—	—
Defined benefit pension expense	$ 33	39	$ 72	$ 7	17	$ 24

In 2002, Noranda offered its salaried employees the opportunity to switch from the current defined benefit plan to a defined contribution plan. Approximately 41% of salaried employees chose to make the switch with $15 in assets to be allocated to the defined contribution plan. Noranda is expecting regulatory approval for the defined contribution plan in 2004.

In 2003, one of Noranda's partially-owned subsidiaries offered certain groups of employees to switch from the current defined benefit plan to a defined contribution plan. Approximately 30% of eligible employees chose to make the switch with $7 in assets to be allocated to the defined contribution plan which is expected to be approved by the regulatory bureau in 2004.

Noranda, its partially-owned subsidiaries and joint ventures contributed $11 in payroll expenses to the defined contribution plan in 2003 (2002 – $8).

	December 31, 2002					
	Pension Benefit Plans			Other Benefit Plans		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Current Year Expense						
Current service	$ 13	9	$ 22	$ 4	4	$ 8
Interest cost on benefit obligation	51	44	95	4	11	15
Expected return on plan assets	(59)	(37)	(96)	—	—	—
Amortization of:						
Past service costs	12	3	15	—	—	—
Transitional asset	(1)	—	(1)	—	—	—
Net actuarial losses	—	4	4	—	—	—
Loss on recognition of a settlement/curtailment	8	—	8	—	—	—
Other	—	—	—	—	1	1
Valuation allowance	(65)	—	(65)	—	—	—
Defined benefit pension expense	$ (41)	23	$ (18)	$ 8	16	$ 24

	December 31, 2003		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	2	$ 2
Post-retirement benefit obligation	3	31	34
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(2)	(2)
Post-retirement benefit obligation	(3)	(26)	(29)

	December 31, 2002		
	Company and wholly-owned subsidiaries	Partially-owned subsidiaries and joint ventures	Total
Effect of 1% increase in assumed health care cost trend rates			
Total of service and interest cost components	$ —	2	$ 2
Post-retirement benefit obligation	3	20	23
Effect of 1% decrease in assumed health care cost trend rates			
Total of service and interest cost components	—	(1)	(1)
Post-retirement benefit obligation	(2)	(14)	(16)

18 Segmented Information

Noranda has four operating segments: Copper, Nickel, Zinc and Aluminum. Inter-segment sales and purchases are made at market prices and trade terms. Operations and identifiable assets by operating and geographic segment are presented below:

a) Operating Segments

	Year ended December 31, 2003					
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 2,165	1,297	410	688	97	$ 4,657
Operating expenses						
Cost of operations	732	586	232	389	85	2,024
Purchased raw materials	1,064	280	175	238	(13)	1,744
Depreciation, amortization and reclamation	205	135	71	41	28	480
	2,001	1,001	478	668	100	4,248
Income (loss) generated by operating assets	$ 164	296	(68)	20	(3)	$ 409
Interest expense, net						(129)
Corporate and general administration						(58)
Research, development and exploration						(51)
Minority interest in earnings of subsidiaries						(89)
Income before undernoted						$ 82
Taxes						(24)
Restructuring costs						(62)
Gain on sale of investments						38
Net income						$ 34
Total assets, excluding cash and short-term investments	$ 4,082	1,668	439	814	612	$ 7,615
Capital investments	$ 326	109	2	22	30	$ 489

	Year ended December 31, 2002					
	Copper	Nickel	Zinc	Aluminum	Other	Total
Revenues	$ 1,906	842	399	662	64	$ 3,873
Operating expenses						
Cost of operations	692	488	242	349	108	1,879
Purchased raw materials	947	146	144	241	(88)	1,390
Depreciation, amortization and reclamation	209	114	65	38	64	490
	1,848	748	451	628	84	3,759
Income (loss) generated by operating assets	$ 58	94	(52)	34	(20)	$ 114
Interest expense, net						(98)
Corporate and general administration						(58)
Research, development and exploration						(49)
Minority interest in earnings of subsidiaries						(26)
Loss before undernoted						$ (117)
Tax recovery						168
Restructuring costs						(561)
Gain on sale of investment						63
Net loss						$ (447)
Total assets, excluding cash and short-term investments	$ 3,596	1,139	511	797	766	$ 6,809
Capital investments	$ 257	84	4	41	142	$ 528

b) Geographic Segments

	Revenues		Capital assets	
	2003	2002	2003	2002
Canada – Domestic	$ 802	$ 662		
– Export	1,530	1,285		
Canada	$ 2,332	$ 1,947	$ 2,405	$ 2,165
United States	1,118	1,046	602	641
Chile	652	487	1,517	1,409
Peru	118	144	699	684
Other	437	249	432	356
Total	$ 4,657	$ 3,873	$ 5,655	$ 5,255

19

Significant Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States ("U.S. GAAP"). The effect of these principal differences on the Company's financial statements is quantified below and described in the accompanying notes.

Statements of Income (Loss)

Years ended December 31	2003	2002
Net income (loss) – Cdn GAAP	$ 34	$ (447)
Increase in interest expenses (b)	(4)	(4)
Adjustment of certain financial instruments to market (c)	(14)	12
Start-up costs and exploration (d)	(40)	(81)
Amortization of start-up costs and exploration (d)	14	(5)
Recognition of asset impairment (e)	—	232
Pension and post-employment benefits (g)	—	(64)
Stock options (f)	(1)	(18)
Amortization of asset retirement obligation asset (h)	(4)	—
Accretion of asset retirement obligation liability (h)	(26)	—
Reversal of reclamation expenses (h)	22	—
Foreign exchange difference	(10)	—
Tax effect of adjustments	19	(10)
Net loss – U.S. GAAP before accounting change	(10)	(385)
Cumulative impact of change in accounting policy, net of tax (h)	(20)	—
Net loss – U.S. GAAP	(30)	(385)
Net loss per share reported under U.S. GAAP ($):		
Basic and Diluted	(0.20)	(1.67)
Retained earnings (deficit) under U.S. GAAP:		
Balance, beginning of year	(74)	446
Loss	(30)	(385)
Dividends:		
Common	(121)	(122)
Preferred	(21)	(11)
Other	(5)	(2)
Balance, end of year	$ (251)	$ (74)

Statements of Comprehensive Income (Loss)

Years ended December 31	2003	2002
Net loss under U.S. GAAP:	$ (30)	$ (385)
Other comprehensive income (loss): (a)		
Foreign currency translation adjustments (i)	258	31
Unrealized gains (loss) on long-term investments (j)	7	2
Derivative financial instruments: (c)		
Net amount reclassified into earnings	(15)	10
Net changes associated with current period hedging	138	5
Minimum additional pension liability adjustment (k)	58	(200)
Tax effect of adjustments on comprehensive income (loss)	(89)	54
Other comprehensive income (loss) – U.S. GAAP (a)	$ 357	$ (98)
Comprehensive income (loss) under U.S. GAAP (a)	$ 327	$ (483)

a) Comprehensive income is measured in accordance with Statement of Financial Accounting Standards ("FAS") No. 130, "Reporting Comprehensive Income." This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income ("OCI") is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not exist under Canadian GAAP.

b) Noranda accounts for the convertible debentures in accordance with their substance and, as such, they are presented in the financial statements in their liability and equity component parts. Under U.S. GAAP, the entire face value of the convertible debentures is treated as debt, with interest expense based on the coupon rate of 5.0%.

c) Under Canadian GAAP, certain financial instruments qualify as a hedge for accounting purposes and therefore gains and losses on these contracts are recognized in revenue at the time the anticipated cash flows are realized. U.S. GAAP, specifically under FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and No. 138 "Accounting for Certain Derivative Instruments and Hedging Activities" (together, "FAS 133"), requires a company to recognize all of its derivative instruments, whether designated in hedging relationships or not, on the balance sheet at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For strategies designated as fair value hedges, the effective portion of the change in the fair value of the derivative is offset by changes in the fair value of its hedged item. For cash flow hedges and hedges of the net investment in self-sustaining operations, the effective portion of the changes in the fair value of the derivative is accumulated in OCI and then is released from OCI and included in income when the hedged item affects earnings. All other derivatives are carried at fair value. FAS 133 establishes certain criteria to be met in order to designate a derivative instrument as a hedge and to deem a hedge as effective.

Fair Value Hedges

Noranda has chosen to designate its fixed forward price hedges and certain interest rate swaps as fair value hedges. During the year ended December 31, 2003, the Company recognized a net loss of $16 (2002 – $10) related to the ineffective portion of these hedging instruments.

Cash Flow Hedges

Noranda has chosen to designate its foreign currency-denominated revenue hedges and foreign currency-denominated expenditure hedges as cash flow hedges. No ineffectiveness to these hedging instruments was incurred during 2003 and 2002. At December 31, 2003, the Company expects to reclassify $55 of net gains (2002 – $14 of net losses) on derivative instruments from accumulated OCI to earnings during the next 12 months according to contract settlement dates.

Hedges of Foreign Net Assets

During the year ended December 31, 2003, the Company recognized $288 of net gains (2002 – $14), included in the cumulative translation adjustment, related to the forward foreign exchange contracts and foreign-denominated fixed-rate debt.

Other Hedges

For all other derivative instruments, Noranda has chosen not to designate them as hedging instruments.

d) Under Canadian GAAP, Noranda capitalizes exploration costs when sufficient pre-feasibility work indicates that future mine production is reasonably certain and capitalizes costs incurred during the start-up phase of a project until commercial production commences. Under U.S. GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study. Statement of Position 98-5 requires start-up costs to be expensed as incurred. As a result of the differences in the carrying amount of capital assets under Canadian and U.S. GAAP, there are differences in depreciation expense in subsequent periods. Further a difference in depreciation expense arises due to the earlier commencement of depreciation under U.S. GAAP.

e) As a result of differences in the original carrying value of the magnesium project under Canadian and U.S. GAAP, related to start-up costs, capitalization of interest and depreciation, there is a difference in the amount of the asset impairment charge.

f) Effective January 1, 2002, Noranda prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" whereby compensation expense for options granted or modified after January 1, 2002 is measured at fair value at the grant date or modification date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted or modified.

Prior to June 30, 2002, Noranda's stock option plan allowed for, at the option of the holder, the exercise of the employee's vested option whereby the difference between the grant price and the market price is paid on exercise by the Company, with no increase in the capital stock issued. Under U.S. GAAP, such a feature requires the mark-to-market obligation to be recognized through the income statement of the Company.

On June 30, 2002 Noranda's stock option plan was modified to remove the cash settlement feature. As a result, under U.S. GAAP additional compensation expense is being recognized over the remaining vesting period of these modified options to the extent that the fair value of the options outstanding on the modification date exceeded the previously recorded compensation expense of these options.

Under Canadian GAAP, there is no requirement to account for options that contain a cash settlement feature when the cash settlement feature is removed by June 30, 2002.

g) Under Canadian GAAP, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from the plan asset. U.S. GAAP does not provide for a valuation allowance against pension assets. As a result, a difference between U.S. and Canadian GAAP has been recorded for the effects of recognizing a pension valuation allowance and changes therein under Canadian GAAP. Further differences result from the different transition rules and timing of the adoption of the current U.S. and Canadian standards for post-employment costs.

h) Effective January 1, 2003, Noranda adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the Canadian GAAP which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003 was to increase capital assets by $66, increase deferred credits by $84, decrease future tax liability by $4 and increase minority interest in subsidiaries by $6, with a one time after-tax charge to net earnings of $20 (loss of $0.08 per share). Canadian GAAP would adopt the same accounting rule, effective January 1, 2004.

In accordance with the standard, the Company has not included any provision for reclamation costs associated with assets of indeterminate lives, in particular metallurgical plants, as their lives cannot be reasonably estimated nor reclamation obligations determinable.

i) Under U.S. GAAP, foreign exchange gains and losses on translation of self-sustaining foreign operations are recorded in OCI. Under Canadian GAAP, such gains and losses are included as a separate component of shareholders' equity referred to as cumulative translation adjustment.

j) U.S. GAAP requires that certain long-term investments not held for trading be recorded at fair value, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of OCI.

k) U.S. GAAP requires the recognition of a minimum additional pension liability in the amount of the excess of the Company's unfunded accumulated benefits obligation over the recorded pension benefits liability. An offsetting intangible pension asset is recorded equal to the unrecognized prior service costs, with any difference recorded as a reduction in accumulated OCI.

l) U.S. GAAP requires investments in joint ventures to be accounted for under the equity method, while under Canadian GAAP, the accounts of joint ventures are proportionately consolidated. However, under rules promulgated by the Securities and Exchange Commission, a foreign registrant may, subject to the provision of additional information, continue to follow proportionate consolidation for the purposes of registration and other filings notwithstanding the departure from U.S. GAAP. Consequently, the consolidated balance sheets have not been adjusted to restate the accounting for joint ventures under U.S. GAAP. Additional information concerning the Company's interests in joint ventures is presented in Note 5.

m) U.S. GAAP does not permit the subtotal of cash from operations before net changes in non-cash working capital.

The following summarizes the adjustments to the Company's balance sheets and cash flow statements in order to conform to U.S. GAAP.

Balance Sheet

Years ended December 31	2003		2002	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Assets:				
Investments and other assets (c) (j)	$ 205	$ 514	$ 182	$ 300
Capital assets (d) (e) (h)	5,655	5,463	5,255	5,036
Liabilities:				
Accounts and taxes payable (c)	903	992	720	774
Long-term debt (b) (c)	2,893	3,045	3,014	3,132
Deferred credits (c) (g) (h)	414	783	367	632
Future income tax liability (asset)	54	(54)	49	(104)
Minority interest in subsidiaries	914	823	759	660
Shareholders' Equity:				
Retained earnings (deficit)	(92)	(251)	24	(74)
Capital stock (f)	2,382	2,415	1,792	1,825
Convertible debentures (b)	84	—	79	—
Currency translation adjustment (i)	265	—	(34)	—
Accumulated other comprehensive income (loss)	—	181	—	(176)

Cash Flow Statement

Years ended December 31	2003		2002	
	Canadian GAAP	United States GAAP	Canadian GAAP	United States GAAP
Operating activities	$ 413	$ 376	$ 380	$ 271
Investment activities	(543)	(506)	(379)	(270)
Financing activities	338	338	113	113
Cash and cash equivalents, beginning of year	293	293	179	179
Cash and cash equivalents, end of year	501	501	293	293

Impending Accounting Changes

Canadian GAAP

In 2003, the CICA issued Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. This new section is effective for the Company's 2004 fiscal year and harmonizes Canadian requirements with existing U.S. GAAP. The adoption of this section on January 1, 2004 is expected to result in the cumulative effect of an accounting change of $28 being recognized as a charge to opening retained earnings, the recognition of a liability of $117, the recognition of a fixed asset of $84, the recognition of a future tax asset of $8, the recognition of a charge to CTA of $3 and the recognition of minority interest in subsidiaries of $6.

In 2003, the CICA issued Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", to provide guidance for applying the principles in Handbook Section 1590, "Subsidiaries", to certain entities. Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company's 2005 fiscal year. Although the Company is currently reviewing AcG-15, the impact of the Guideline, if any, on the Company's consolidated financial statements has not been determined.

In 2003, the CICA finalized amendments to Accounting Guideline AcG-13, "Hedging Relationships", that clarified certain of the requirements in AcG-13 and provided additional application guidance. AcG-13 is applicable for the Company's 2004 fiscal year. The Company does not expect the adoption of this Guideline to have a material impact on its consolidated financial statements.

United States GAAP

In 2003, the FASB amended Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's activities and/or is entitled to receive a majority of the VIE's residual returns. For the Company, the requirements of FIN 46R apply in 2003 for all VIEs created after January 31, 2003. For VIEs created before January 31, 2003, the requirements of FIN 46R apply as of December 31, 2004 for a VIE that does not meet the definition of a special-purpose entity ("SPE") and as of January 1, 2004 for a VIE that is an SPE.

Although the Company is currently reviewing FIN 46R (with respect to VIEs created before January 31, 2003), the impact, if any, of these pronouncements on the Company's consolidated financial statements has not been determined.

Five-Year Financial Review

(Unaudited)

Earnings

$ millions	2003[1]	2002[1][2]	2001	2000	1999
Earnings					
Revenues	$ 4,657	3,873	3,978	4,650	4,388
Operating expenses	4,248	3,759	3,902	4,042	3,932
Income generated by operating assets	$ 409	114	76	608	456
Interest, net	129	98	88	73	66
Corporate and general administration	58	58	56	56	57
Research, development and exploration	51	49	73	95	83
Minority interest in earnings of subsidiaries	89	26	12	140	62
Income (loss) before undernoted	$ 82	(117)	(153)	244	188
Taxes (recovery)	24	(168)	(122)	81	63
Restructuring costs and gain on sale of investments	24	498	29	(32)	(15)
Earnings (loss)	$ 34	(447)	(60)	195	140

Financial Position

	2003	2002	2001	2000	1999
Capital employed					
Working capital	$ 1,051	610	552	1,219	1,259
Capital and other assets	5,860	5,437	6,004	5,759	5,340
	$ 6,911	6,047	6,556	6,978	6,599
Financed by					
Stockholders' interest	$ 3,550	2,617	3,193	3,605	3,887
Long-term debt	2,893	3,014	2,764	2,547	2,045
Deferred credits	468	416	599	826	667
	$ 6,911	6,047	6,556	6,978	6,599

(1) Revenues include the Company's share of earnings from the Noranda Income Fund
(2) 2002 Restructuring costs and gain on sale of investments include Magnesium restructuring charge of $520

Cash Flows

$ millions	2003	2002	2001	2000	1999
Operations	$ 413	380	243	614	646
Investment activities					
Capital investments	$ (489)	(528)	(868)	(886)	(907)
Investments and advances	(153)	(116)	(6)	(134)	(24)
Dispositions and other	99	265	169	138	137
	(543)	(379)	(705)	(882)	(794)
Financing activities					
Debt incurred (repaid)	(90)	242	364	379	(23)
Dividends paid	(123)	(137)	(165)	(173)	(177)
Issue of shares, net	551	8	—	—	5
	$ 338	113	199	206	(195)
Cash generated (used)	$ 208	114	(263)	(62)	(343)

Share Data

$ per share	2003	2002	2001	2000	1999
Common					
Earnings (loss)	0.04	(1.93)	(0.33)	0.77	0.53
Dividends ($ Cdn)	0.64	0.80	0.80	0.80	0.80
Book Value	7.65	6.57	8.87	10.38	11.09
Market price range:*					
High	21.00	20.62	18.05	20.85	22.10
Low	11.71	13.16	13.50	13.75	15.10
Close	20.55	14.21	15.00	14.95	19,40
Shares outstanding net (000s)	295,228	241,289	238,584	238,412	238,315
Preferred					
Shares outstanding (000s)	18,000	12,000	12,000	12,000	12,000

* Canadian TSX

Production Volumes

Mine Production[1] – metal in concentrate

(tonnes)	Noranda's beneficial interest (%)	2003[2]	2002[2]
Copper			
Kidd Creek	59.5	46,409	45,434
Sudbury Division	59.5	29,161	31,050
Collahuasi	26.2	168,578	185,014
Lomas Bayas	59.5	60,427	59,304
Raglan	59.5	6,628	6,500
Antamina	33.75	85,188	111,599
Louvicourt	28.0	17,002	19,527
Other	100	16,517	16,174
Total		429,910	474,602
Noranda Inc.'s share		297,429	328,071
Zinc			
Brunswick	100	286,457	277,417
Antamina	33.75	122,422	77,876
Kidd Creek	59.5	75,528	104,083
Louvicourt	28.0	8,045	9,004
Matagami	100	109,679	84,792
Total		602,131	553,172
Noranda Inc.'s share		568,493	505,517
Nickel			
Sudbury Division	59.5	24,143	27,833
Raglan	59.5	25,110	24,636
Falcondo	50.7	27,227	23,303
Total		76,480	75,772
Noranda Inc.'s share		43,110	41,587
Cobalt			
Sudbury Division	59.5	658	690
Raglan	59.5	463	386
Total		1,121	1,076
Noranda Inc.'s share		667	619
Lead			
Brunswick	100	77,724	76,177
Noranda Inc.'s share		77,724	76,177
Silver (000 ounces)			
Brunswick	100	6,172	6,228
Kidd Creek	59.5	2,676	3,671
Antamina	33.75	2,293	2,439
Other	100	643	597
Total		11,784	12,935
Noranda Inc.'s share		10,700	11,273

Smelter and Refinery Production[1]

(tonnes)	Noranda's beneficial interest (%)	2003[2]	2002[2]
Copper smelted			
Horne	100	132,739	147,020
Gaspé	100	—	29,612
Altonorte	100	260,971	147,059
Sudbury Division	59.5	20,779	20,518
Kidd Creek	59.5	131,405	144,094
Total		545,894	488,303
Noranda Inc.'s share		484,259	418,326
Copper refined			
CCR	100	235,425	244,252
Kidd Creek	59.5	132,364	146,526
Nikkelverk	59.5	35,852	30,632
Collahuasi	26.2	27,895	26,678
Lomas Bayas	59.5	60,427	59,304
Total		491,963	507,392
Noranda Inc.'s share		388,065	395,531
Zinc refined			
CEZ[3]	100	—	86,984
Noranda Income Fund[3]	37.9	267,270	184,091
Kidd Creek	59.5	94,719	145,309
Total		361,989	416,384
Noranda Inc.'s share		157,653	260,672
Nickel smelted			
Sudbury Division	59.5	59,831	57,854
Noranda Inc.'s share		35,599	33,260
Nickel refined			
Nikkelverk	59.5	77,183	68,530
Falcondo	50.7	27,227	23,303
Total		104,410	91,833
Noranda Inc.'s share		59,728	50,820
Cobalt smelted			
Sudbury Division	59.5	2,196	1,955
Noranda Inc.'s share		1,307	1,124
Cobalt refined			
Nikkelverk	59.5	4,556	3,994
Noranda Inc.'s share		2,711	2,296
Lead refined			
Brunswick	100	60,776	90,167
Noranda Inc.'s share		60,776	90,167
Aluminum			
Primary operations	100	244,044	236,459
Noranda Inc.'s share		244,044	236,459
Silver refined (000 ounces)			
CCR Refinery	100	30,311	40,439
Noranda Inc.'s share		30,311	40,439
Gold refined (000 ounces)			
CCR Refinery	100	1,132	1,030
Noranda Inc.'s share		1,132	1,030

1 All production figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Louvicourt, which represents Novicourt's 45% joint-venture interest, and Antamina which represents Noranda's 33.75% joint-venture interest.
2 Noranda's average beneficial interest in Falconbridge was 59.5% in 2003 and 57.5% in 2002. The average beneficial interest in Novicourt was 62.1% in both 2003 and 2002.
3 Noranda sold the CEZ refinery to the Noranda Income Fund in May 2002. The average beneficial interest was 37.9% in 2003 and 49% in 2002.

Sales Volumes and Realized Prices

Metal Sales[1]

(tonnes)	Noranda's beneficial interest (%)	2003[2]	2002[2]
Copper			
CCR	100	235,339	271,150
Kidd Creek	59.5	105,162	110,575
INO [4]	59.5	59,208	54,495
Collahuasi	26.2	33,721	45,496
Lomas Bayas	59.5	61,289	60,265
Total		494,719	541,981
Noranda Inc.'s share		389,670	426,851
Zinc			
Kidd Creek	59.5	98,628	145,411
CEZ [3]	100	—	85,383
Noranda Income Fund [3]	37.9	265,797	187,569
Total		364,424	418,363
Noranda Inc.'s share		159,421	260,832
Nickel			
INO [4]	59.5	78,978	71,153
Noranda Inc.'s share		46,992	40,906
Ferronickel			
Falcondo	50.7	27,133	21,446
Noranda Inc.'s share		13,764	10,512
Cobalt			
Nikkelverk	59.5	3,400	2,932
Noranda Inc.'s share		2,023	1,686
Aluminum			
Primary operations	100	246,737	242,289
Noranda Inc.'s share		246,737	242,289
Fabricated aluminum			
Norandal	100	146,716	127,911
Noranda Inc.'s share		146,716	127,911
Aluminum wheels (000 units)			
American Racing Equipment	100	1,498	2,547
Noranda Inc.'s share		1,498	2,547
Lead			
Brunswick	100	60,452	90,896
Noranda Inc.'s share		60,452	90,896
Gold (000 ounces)			
CCR	100	1,004	953
Noranda Inc.'s share		1,004	953
Silver (000 ounces)			
CCR	100	30,870	41,210
Noranda Inc.'s share		30,870	41,210

Concentrate Sales[1]

(tonnes)	Noranda's beneficial interest (%)	2003[2]	2002[2]
Copper			
Antamina [5]	33.75	84,817	113,806
Collahuasi [5]	26.2	134,426	142,028
Total		219,243	255,834
Noranda Inc.'s share		164,800	195,458
Zinc			
Antamina [5]	33.75	100,142	71,632
Brunswick	100	245,931	210,487
Bell Allard	100	89,128	46,463
Kidd Creek	59.5	11,964	3,007
Total		447,165	331,589
Noranda Inc.'s share		442,320	330,311
Silver (000 ounces)			
Antamina	33.75	1,921	2,210
Noranda Inc.'s share		1,921	2,210

Average Realized Prices – (US$ per pound, except as noted)

	2003	2002
Copper	0.82	0.74
Nickel	4.40	3.14
Ferronickel	4.20	3.16
Zinc	0.43	0.40
Aluminum	0.68	0.65
Lead	0.27	0.23
Gold (US$ per ounce)	362.97	308.00
Silver (US$ per ounce)	4.89	4.60
Exchange Rate (Cdn$1 vs US$1)	0.71	0.64

1 All sales figures are shown on a 100% basis, with the exception of Collahuasi, which represents Falconbridge's 44% joint-venture interest, Novicourt's 45% joint-venture interest and Antamina, which represents Noranda's 33.75% joint-venture interest.
2 Noranda's average beneficial interest in Falconbridge was 59.5% in 2003 and 57.5% in 2002.
3 Noranda sold the CEZinc refinery to the Noranda Income Fund in May 2002. The average beneficial interest in the Fund was 37.9% in 2003 and 49% in 2002.
4 Comprised of Falconbridge's mines and plants in Sudbury and Raglan in Canada, a refinery in Nikkelverk in Norway and a significant custom feed business.
5 Sales figures include sales to Noranda Group of Companies.

Mineral Reserves[1,2,3]

	Noranda Inc.'s Beneficial Interest (%)	Dec. 31, 2003 (000 tonnes)	Grade: Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.									
Copper Deposits 4									
Antamina 5									
Proven	33.8	275,000	1.27	1.01	—	—	14.1	—	0.03
Probable	33.8	226,000	1.17	0.90	—	—	13.2	—	0.03
Total		501,000	1.22	0.96	—	—	13.7	—	0.03
Kidd Creek Division									
Proven	59.2	12,585	1.86	5.60	—	0.24	71	—	—
Probable	59.2	8,239	2.23	7.00	—	0.19	53	—	—
Total		20,824	2.01	6.15	—	0.22	64	—	—
Lomas Bayas									
Proven	59.2	54,760	0.40	—	—	—	—	—	—
Probable	59.2	309,171	0.33	—	—	—	—	—	—
Total		363,931	0.34	—	—	—	—	—	—
Collahuasi 6									
Proven	26.0	254,146	1.01	—	—	—	—	—	—
Probable	26.0	1,554,075	0.90	—	—	—	—	—	—
Total		1,808,221	0.91	—	—	—	—	—	—
Zinc Deposits									
Brunswick Mine 7									
Proven	100.0	16,730	0.37	9.11	—	3.67	109.3	—	—
Probable	100.0	2,452	0.23	9.11	—	3.63	90.9	—	—
Total		19,182	0.35	9.11	—	3.66	106.9	—	—
Bell Allard Mine									
Proven	100.0	689	1.08	15.25	—	0.11	38.2	0.42	—
Probable	—	—	—	—	—	—	—	—	—
Total		689	1.08	15.25	—	0.11	38.2	0.42	—
Louvicourt 8									
Proven	28.0	1,629	2.76	1.96	—	—	23.8	0.85	—
Probable	28.0	12	0.16	9.42	—	—	48.3	0.99	—
Total		1,641	2.74	2.01	—	—	24.0	0.85	—
Nickel Deposits 4									
Sudbury									
Proven	59.2	5,588	1.34	—	1.40	—	—	—	—
Probable	59.2	8,503	1.24	—	1.22	—	—	—	—
Total		14,091	1.28	—	1.29	—	—	—	—
Raglan									
Proven	59.2	8,308	0.77	—	2.86	—	—	—	—
Probable	59.2	9.355	0.80	—	2.86	—	—	—	—
Total		17,663	0.78	—	2.86	—	—	—	—
Montcalm									
Proven	59.2	—	—	—	—	—	—	—	—
Probable	59.2	5,113	0.71	—	1.46	—	—	—	—
Total		5,113	0.71	—	1.46	—	—	—	—
Falcondo									
Proven	50.5	49,271	—	—	1.19	—	—	—	—
Probable	50.5	11,656	—	—	1.16	—	—	—	—
Total		60,927	—	—	1.18	—	—	—	—

1 The mineral reserves were prepared in accordance with the *"CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines"*, adopted by CIM Council on August 20, 2000, using geostatistical or classical methods, plus economic and mining parameters appropriate to each operation.

2 The mineral reserves are shown on a 100% basis. The mineral reserve estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with over 30 years experience as a geologist.

3 There are no known environmental, permitting, legal, taxation, political or other relevant issues that would materially affect the estimates of the mineral reserves.

4 Long-term metal prices used by Falconbridge are: nickel US$3.25/lb, copper US$0.90/lb, zinc US$0.50/lb. Exchange rate of $1.50 Cdn to $1.00 U.S.

5 Estimates used the following metal prices: copper US$0.90/lb, zinc US$0.50/lb, molybdenum US$3.25/lb, and silver US$5.00/oz.

6 The mineral reserves and resources have been estimated and provided by the operator of the joint venture based on a copper price of US$0.95 per pound. The mineral reserves and resources are estimated and classified to industry standards following the Australasian Institute of Mining and Metallurgy's Joint Ore Reserve Committee code. These estimates have been restated to conform to the CIM mineral reserve and resource definitions. The estimates are inspected annually by Chester Moore.

7 Estimates used the following metal prices: zinc US$0.44/lb, copper US$0.90/lb, lead US$0.26/lb, and silver US$5.25/oz.

8 The Louvicourt mineral reserves have been estimated and provided by the operator of the joint venture. The estimates are inspected annually by Chester Moore.

Resources and Reserves

Mineral Resources (in addition to Mineral Reserves) [1,2,3]

		Noranda Inc.'s Beneficial Interest (%)	Category	Dec. 31, 2003 (000 tonnes)	Grade Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)
Noranda Inc.											
Copper Deposits	Antamina	33.8	Measured	28,000	0.50	0.20	—	—	4.9	—	0.03
			Indicated	31,000	0.47	0.27	—	—	5.9	—	0.03
			Total	59,000	0.48	0.24	—	—	5.4	—	0.03
			Inferred	28,000	0.8	1.0	—	—	13	—	0.02
	Kidd Creek	59.2	Measured	276	1.34	6.00	—	0.35	47	—	—
			Indicated	77	2.82	8.54	—	0.13	52	—	—
			Total	353	1.66	6.55	—	0.30	48	—	—
			Inferred	14,200	3.4	4.9	—	0.3	91	—	—
	Lomas Bayas	59.2	Measured	5,654	0.28	—	—	—	—	—	—
			Indicated	246,898	0.27	—	—	—	—	—	—
			Total	252,552	0.27	—	—	—	—	—	—
			Inferred	41,700	0.28	—	—	—	—	—	—
	Collahuasi	26.0	Measured	48,102	0.57	—	—	—	—	—	—
			Indicated	429,564	0.63	—	—	—	—	—	—
			Total	477,666	0.63	—	—	—	—	—	—
			Inferred	1,840,000	0.72	—	—	—	—	—	—
Zinc Deposits	Brunswick Mine	100.0	Measured	1,490	0.40	8.65	—	3.51	106	—	—
			Indicated	2,053	0.30	8.36	—	3.59	100	—	—
			Total	3,543	0.34	8.48	—	3.56	103	—	—
Nickel Deposits	Sudbury	59.2	Measured	683	0.80	—	1.31	—	—	—	—
			Indicated	20,477	0.99	—	2.27	—	—	—	—
			Total	21,160	0.98	—	2.24	—	—	—	—
			Inferred	28,200	2.7	—	1.7	—	—	—	—
	Raglan	59.2	Measured	228	0.37	—	1.47	—	—	—	—
			Indicated	2,972	0.76	—	2.18	—	—	—	—
			Total	3,200	0.74	—	2.13	—	—	—	—
			Inferred	4,000	0.9	—	2.9	—	—	—	—
	Montcalm	59.2	Measured	—	—	—	—	—	—	—	—
			Indicated	—	—	—	—	—	—	—	—
			Total	—	—	—	—	—	—	—	—
			Inferred	700	0.7	—	1.7	—	—	—	—
	Falcondo	50.5	Measured	—	—	—	—	—	—	—	—
			Indicated	13,840	—	—	1.53	—	—	—	—
			Total	13,840	—	—	1.53	—	—	—	—
			Inferred	6,400	—	—	1.4	—	—	—	—

1 The mineral resources are shown on a 100% basis. Mineral resources which are not mineral reserves have not been fully evaluated or have not demonstrated economic viability under current market conditions.

2 The mineral resource estimates were prepared in accordance with the *"CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines,"* adopted by CIM Council on August 20, 2000 using estimation methodologies and parameters appropriate to each project.

3 The mineral resource estimates are compiled and verified by Chester Moore, Director, Mineral Reserve Estimation and Reporting, a member of the Professional Geoscientists of Ontario with 30 years experience as a geologist.

Metal Contained in Reserves[1] – Noranda Inc.'s Share

		Copper (000 tonnes)	Zinc (000 tonnes)	Nickel (000 tonnes)	Lead (000 tonnes)	Molybdenum (000 tonnes)	Silver Ounces* (millions)	Gold Ounces* (000)
Wholly-owned								
Zinc Deposits	Brunswick	68	1,747	—	703	—	66	—
	Bell Allard	7	105	—	1	—	1	9
	Subtotal Proven & Probable	75	1,852	—	704	—	67	9
Divided Interest								
Copper Deposits	Antamina (33.75%)	2,071	1,624	—	—	50	74	—
	Louvicourt (28.0%)	13	9	—	—	—	—	13
	Kidd Creek Division (59.2%)	249	762	—	27	—	25	—
	Lomas Bayas (59.2%)	737	—	—	—	—	—	—
	Collahuasi (26.0%)	4,318	—	—	—	—	—	—
	Subtotal Proven & Probable	7,388	2,395	—	27	50	99	13
Nickel Deposits	Sudbury (59.2%)	107	—	108	—	—	—	—
	Raglan (59.2%)	82	—	301	—	—	—	—
	Montcalm (59.2%)	22	—	44	—	—	—	—
	Falcono (50.5)	—	—	364	—	—	—	—
Totals – Noranda Inc.'s Share								
Proven & Probable		7,674	4,247	817	731	50	166	22

1 Calculated from the mineral reserves on page 69.

* Troy ounce.

Advanced Projects[1]

	Noranda Inc.'s Beneficial Interest (%)	Resource Category	Tonnes (millions)	Grade: Copper (%)	Zinc (%)	Nickel (%)	Lead (%)	Silver (g/mt)	Gold (g/mt)	Molybdenum (%)	Cobalt (%)
Noranda Inc.											
Zinc Deposits											
Perseverance, Quebec	90.0	Measured	4.36	1.28	16.19	—	0.04	30	0.38	—	—
		Indicated	0.76	1.03	13.68	—	0.04	27	0.34	—	—
		Total	5.12	1.24	15.82	—	0.04	29	0.38	—	—
Lady Loretta, Australia [2]	75.0	Measured	8.5	—	15.6	—	5.9	95	—	—	—
		Indicated	3.1	—	17.5	—	5.2	94	—	—	—
		Total	11.6	—	16.1	—	5.7	95	—	—	—
		Inferred	0.1	—	13.7	—	3.5	84	—	—	—
Copper Deposits											
El Pachón, Argentina [3]	100.0	Measured	37.1	1.15	—	—	—	—	—	0.03	—
		Indicated	686.8	0.62	—	—	—	—	—	0.01	—
		Total	723.9	0.65	—	—	—	—	—	0.02	—
		Inferred	560.0	0.52	—	—	—	—	—	0.01	—
El Morro, Chile [3]	70.0	Inferred	466.0	0.61	—	—	—	—	0.50	—	—
El Pilar, Mexico	100.0	Inferred	210.0	0.34	—	—	—	—	—	—	—
Frieda River, Papua New Guinea [3]	72.0										
Horse/Ivaal/Trukai		Indicated	65.0	0.74	—	—	—	—	0.43	—	—
		Inferred	400.0	0.70	—	—	—	—	0.42	—	—
Koki[4]		Inferred	270.0	0.40	—	—	—	—	0.30	—	—
Nena[4]		Measured	42.2	2.30	—	—	—	—	0.60	—	—
		Indicated	7.6	1.70	—	—	—	—	0.60	—	—
		Total	49.8	2.21					0.60		
		Inferred	1.2	1.8	—	—	—	—	0.40	—	—
Kidd Mine D, Ontario [5]	59.2	Inferred	14.1	3.40	4.90	—	0.03	91	—	—	—
Fortuna de Cobre, Chile [6]	59.2	Measured	125.2	0.31	—	—	—	—	—	—	—
		Indicated	345.1	0.28	—	—	—	—	—	—	—
		Total	470.3	0.29	—	—	—	—	—	—	—
		Inferred	150.0	0.21	—	—	—	—	—	—	—
Nickel Deposits											
Nickel Rim South, Ontario [7]	59.2	Inferred	11.7	3.7	—	1.6	—	16	0.7	—	0.04
Fraser Morgan, Ontario [7]	59.2	Indicated	3.8	0.52	—	1.71	—	—	—	—	0.06
		Inferred	2.5	0.4	—	1.4	—	—	—	—	0.05
Onaping Depth, Ontario [7]	59.2	Indicated	14.6	1.15	—	2.52	—	—	—	—	0.06
		Inferred	1.2	1.2	—	3.6	—	—	—	—	0.07
Ivory Coast, West Africa	50.3	Indicated	123.9	—	—	1.57	—	—	—	—	0.10
		Inferred	134.0	—	—	1.4	—	—	—	—	0.12
Koniambo, New Caledonia [8]	29.0	Measured	32.4	—	—	2.21	—	—	—	—	0.07
		Indicated	109.7	—	—	2.10	—	—	—	—	0.07
		Total	142.1	—	—	2.13	—	—	—	—	0.07
		Inferred	156.0	—	—	2.2	—	—	—	—	0.08

1 The mineral resources/reserves are shown on a 100% basis. Mineral resource estimates were prepared in accordance with the *"CIM Standards on Mineral Resources and Mineral Reserves, Definitions and Guidelines,"* adopted by CIM Council on August 20, 2000. Mineral resources have reasonable prospects of economic extraction but have not yet had complete formal evaluation, or have not demonstrated economic viability under current market conditions.

2 The mineral resources were estimated using the *Australian Code for Reporting of Mineral Resources and Ore Reserves (the "JORC Code")* which are comparable to the CIM definitions.

3 Subject to fulfillment of certain conditions.

4 Mineral resources as estimated by Highlands Pacific Limited.

5 Also included as part of the Kidd Creek mineral resources on the Mineral Reserves table.

6. Option to purchase.

7 Also included as part of the Sudbury mineral resources on the Mineral Resources tables.

8 At a 2.0% nickel cut-off grade the deposit contains Measured plus Indicated mineral resources of 75.6 million tonnes grading 2.47% nickel and 0.06% cobalt.

Our Board of Directors



David W. Kerr
Chairman of Noranda Inc.
Toronto, Ontario

Chairman of Falconbridge Limited and previously President and CEO of Noranda Inc. Directorships include Brascan Corporation, Shell Canada Limited and Sustainable Development Technology Canada. He is also Chairman of the International Council on Mining and Metals.

Appointed in April 1987



Alex G. Balogh
Corporate Director
Oakville, Ontario

Formerly Deputy Chairman of Noranda Inc. (1994–2003) and Chairman Falconbridge Limited (1994–2003); Directorships include: Falconbridge Limited, Strongco Inc., Great Lakes Power Inc., Sentient Global Resources Fund and Cambior Inc.

Appointed in October 1994
Committee: Environment, Health & Safety*



André Bérard, O.C., O.Q.
Chairman, National Bank of Canada
Verdun, Québec

Previously CEO of National Bank. Directorships include: Banque Saradar France, BCE Inc., Vasogen Inc., Groupe BMTC Inc., Saputo Inc., Kruger Inc., BRED (Banque populaire), Société financière Bourgie Inc., Le Groupe Canam Manac Inc. and Transforce Income Fund.

Appointed in April 1990
Committees: Audit, Human Resources



Jack L. Cockwell
Group Chairman, Brascan Corporation
Toronto, Ontario

Formerly Brascan's President and Chief Executive Officer for 12 years. Directorships include: Astral Communications Inc., Falconbridge Limited, Nexfor Inc. and a number of Brascan's business units. Chairman of the Board of Trustees of the Royal Ontario Museum and Director of the C.D. Howe Institute.

Appointed in November 1981
Committee: Human Resources*



The Honourable J. Trevor Eyton, O.C., Q.C.
Member of the Senate of Canada
Cheltenham, Ontario

Member of the Senate of Canada. Directorships include: Brascan Corp., General Motors of Canada Ltd., Coca-Cola Enterprises Inc., IMAX Corp. and Nestlé Canada Inc. Governor of the Canadian Olympic Foundation and of Junior Achievement Canada and Chair of the Canadian Sports Hall of Fame.

Appointed in November 1981
Committee: Environment, Health & Safety



Bruce Flatt
President and Chief Executive Officer, Brascan Corporation
Toronto, Ontario

Appointed Brascan's President and CEO in February 2002. Formerly President and CEO of affiliate Brookfield Properties and a senior executive at Brookfield, during which time he helped develop one of the highest quality real estate companies in North America.

Appointed in February 2001
Committee: Human Resources



A.L. (Al) Flood, C.M., O.C.
Retired Chairman and Chief Executive Officer, Canadian Imperial Bank of Commerce
Toronto, Ontario

Directorships include Noranda Inc. and Talisman Energy Inc.

Appointed in June 1999
Committees: Audit*, Human Resources



Norman R. Gish
President, Gish Consulting Inc.
Calgary, Alberta

Previously Chairman, President, CEO of Alliance Pipeline and Aux Sable Liquid Products Inc. Directorships include: Superior Plus Inc., Railpower Technologies Corp., Energreen Canada Corp., Provident Energy Trust and Quadrise Canada Fuel Systems.

Appointed in April 2001
Committees: Audit, Governance



Robert Harding, F.C.A.
Chairman, Brascan Corporation
Toronto, Ontario

Director of BPO Properties Corporation (Chairman), Falconbridge Limited, Nexfor Inc. and Burlington Resources Inc., Chairman of the Board of Governors of the University of Waterloo.

Appointed in April 1995
Committees: Governance, Environment, Health & Safety, Human Resources



James W. McCutcheon, Q.C.
Counsel, McCarthy Tétrault LLP
Toronto, Ontario

Directorships include: CAE Inc., Dominion of Canada General Insurance Company, Empire Life Insurance Company (Chairman 1991–1997) and Guardian Capital Group Limited.

Appointed in April 1993
Committees: Governance, Environment, Health & Safety



George Myhal
Chief Operating Officer
Brascan Corporation
Toronto, Ontario

Formerly President and CEO of Brascan Financial Corporation. Senior executive at Brascan Corporation and several of its affiliated companies since joining Hees International Bancorp Inc. as Managing Partner in 1981.

Appointed in April 1999



Maureen Kempston Darkes, O.C., O.O.
Group Vice-President, General Motors Corporation and President Latin America, Africa and Middle East
Miramar, Florida

Previously President and General Manager of General Motors of Canada Limited.
Directorships include: CN Rail and Thomson Corporation.

Appointed in January 1998
Committee: Governance



The Honourable Frank J. McKenna, P.C., Q.C.
Counsel McInnes Cooper
Moncton, New Brunswick

Former Premier of New Brunswick (1987–1997) and currently counsel with Atlantic law firm McInnes Cooper.

Appointed in April 1998
Committees: Audit, Governance*(1)



Derek Pannell
President and Chief Executive Officer, Noranda Inc.
Toronto, Ontario

Previously President and COO of Noranda and CEO of Falconbridge Limited, Vice-President of Compania Minera Antamina in Peru, Senior Vice-President, Copper Group, President of Noranda Copper Smelting and Refining and President of Brunswick Mining and Smelting.

Appointed in April 2002

* Chairman of Committee
(1) Independent Board Leader

Ongoing Corporate Governance Initiatives

During 2003, the Board of Directors and management enhanced the Company's standards with respect to corporate governance practices and financial reporting integrity and transparency. The improvements, in part, were in response to the requirements of the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission ("SEC") regulations and new corporate governance listing standards set by the New York Stock Exchange ("NYSE").

Governance initiatives

Our practice is to anticipate and implement any governance initiatives that our Governance Committee believes are appropriate in the context of our extensive international business activities and the general global business environment.

Recent developments initiated by Noranda include the following:

- Corporate Governance Guidelines – The Board of Directors adopted a statement of Corporate Governance Guidelines to strengthen corporate governance, expand insider accountability and increase Board oversight.
- Code of Ethics – Noranda revised its Code of Ethics to conform with new SEC and NYSE guidelines.
- Disclosure Committee – Noranda revised the composition of its Disclosure Committee, whose core members now comprise the Senior Vice-President, General Counsel; the Vice-President, Investor Relations, Communications & Public Affairs; the Senior Vice-President, Procurement, Logistics, Transportation and Information Services; and the Corporate Secretary. The Committee oversees and monitors compliance with Noranda's Disclosure Policy and advises the Chief Executive Officer, the Chief Financial Officer and the Board on public disclosure matters generally.
- Audit Committee Membership – The Board revised the composition of the Audit Committee, and amended its terms of reference, to provide that all members shall not only be independent directors but also directors who are unrelated to the principal shareholder of Noranda.
- Director Stock Options – The Board made the determination that as a matter of policy non-management directors are not eligible for stock options issued under Noranda's Stock Option Plan.
- Board Committees – The terms of reference for each of the principal committees of the Board were expanded to outline increased responsibilities under the respective mandates from the Board. Membership of all Board committees is comprised wholly of independent directors.
- Public Access – The Company's Corporate Governance Guidelines, Code of Ethics and terms of reference for the Board committees have been posted on Noranda's website for ease of access by shareholders and the public generally.

Our practice is to anticipate and implement any governance initiatives that our Governance Committee believes are appropriate in the context of our extensive international business activities and the general global business environment.

For more information, see the Management Information Circular.

Executives and Officers

Chairman
David Kerr

President and Chief Executive Officer
Derek Pannell

Executive Vice-President and Chief Financial Officer
Steven Douglas

Executive Vice-President, Projects and Aluminum
Peter Kukielski

Operating Division Presidents

Brent Chertow
Canadian Copper

Fernando Porcile
South American Copper

Joe Laezza
Nickel

William Brooks
Aluminum

Bob Sippel
Zinc and Magnesium

Senior Vice-Presidents

Brian Barr
Special Projects

Ian Pearce
Projects and Engineering

Katherine Rethy
Procurement, Logistics, Transportation and Information Services

Martin Schady
Business Development

Paul Severin
Exploration

Jeffery Snow
General Counsel

Vice-Presidents

Michael Agnew
Technology

Rick Burdett
Information Systems and Chief Information Officer

Denis Couture
Investor Relations, Communications & Public Affairs

John Doyle
Taxation

Peter Eichinger
Procurement

Michael Frilegh
Treasurer

André Joron
Human Resources

Ted Laks
Performance/Six Sigma

Robert Telewiak
Environment, Health & Safety

Stephen Young
Corporate Secretary

Shareholder and Corporate Information

Stock Exchange Listings
Noranda Inc. common shares are listed on the Toronto (TSX) and New York (NYSE) stock exchanges
Trading symbol: NRD

Common Shares
Outstanding at December 31, 2003
Basic: 295,227,672
Fully diluted: 310,198,274
Weighted average – basic: 261,618,375
Weighted average – fully diluted: 276,920,385

Noranda's Long-Term Debt Credit Ratings as at December 31, 2003
Moody's Investors Service: Baa3
Standard & Poor's: BBB-
Dominion Bond Rating: BBB

Transfer Agent and Registrar
CIBC Mellon Trust Company – Montreal, Toronto
Mellon Investor Services LLC – New York

Shareholder Enquiries
To register a change of address, request electronic delivery of documents, enquire about dividend cheques, share certificates, stock transfers, etc., please contact:
CIBC Mellon Trust Company
Phone: 1-800-387-0825 (toll free in North America) or (416) 643-5500
Fax: (416) 643-5501
E-mail: inquiries@cibcmellon.com

Dividend Reinvestment Plan
Noranda Inc. common shareholders resident in Canada may purchase additional common shares by reinvesting their cash dividends. To do so, a form of election may be obtained by contacting:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, ON M5C 2W9
Phone: 1-800-387-0825 (toll free in North America) or (416) 643-5500
Fax: (416) 643-5501
www.cibcmellon.com

Annual Meeting
Noranda Inc.'s annual meeting of common shareholders will be held Monday, April 26, 2004 at 2:30 p.m. (EDT) at The Design Exchange, Trading Floor, 234 Bay Street, Toronto

Financial Calendar*
Quarterly results release dates in 2004
First Quarter – April 26
Second Quarter – July 29
Third Quarter – October 28

**Dates subject to change*

Address
Noranda Inc.
181 Bay Street, Suite 200
Toronto, Ontario, Canada M5J 2T3
Phone: (416) 982-7111
Fax: (416) 982-7423
www.noranda.com

Auditors
Ernst & Young

Noranda Enquiries
Please contact Investor Relations, Public Affairs and Communications:
Financial information: (416) 982-7337
General information: (416) 982-7111
News media information: (416) 982-7161
For financial information about the following companies, please contact Investor Relations at:
Falconbridge Limited (416) 982-7020
Novicourt Inc. (416) 982-7188

Publications and Mailing Lists
Noranda Inc.
(416) 982-7153 (recorded request line) or request@noranda.com

Sustainable Development Report
To receive a copy of Noranda Inc.'s 2003 Report, please request it through one of the following methods:
- Call the recorded request line (416) 982-7153
- Fax Noranda Inc. Communications (416) 982-3501
- E-mail request@noranda.com

Version française
On peut se procurer la version française du présent rapport en en faisant la demande auprès du service des communications, à l'adresse mentionnée ci-contre.

2003 Common Share Trading Information

	Quarter	Share Price High	Share Price Low	Trading Volume (millions)
Toronto Stock Exchange	First	Cdn$16.60	Cdn$11.77	35.8
	Second	13.38	11.69	35.3
	Third	14.63	12.25	62.3
	Fourth	21.25	13.92	77.6
New York Stock Exchange	First	US$10.81	US$ 8.00	5.9
	Second	9.98	8.05	2.9
	Third	10.71	8.90	1.5
	Fourth	16.25	10.30	1.2

Creative direction and project management: SD Corporate Communications **Design:** Egg Design **Printing:** Quebecor World MIL **Electronic typesetting and assembly:** Corporate Typesetting Services Printed in Canada



Noranda Around the World

Noranda operates in 18 countries around the world:

- Argentina
- Australia
- Barbados
- Belgium
- Brazil
- Canada
- Chile
- Dominican Republic
- Ivory Coast
- Japan
- Mexico
- New Caledonia
- Norway
- Peru
- South Africa
- Switzerland
- Tanzania
- United States

Noranda: A Solid Investment with Significant Potential

Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 15,000 people at its operations and offices in 18 countries and is listed on the New York Stock Exchange and The Toronto Stock Exchange (NRD).



For the most up-to-date investor information visit our website:

www.noranda.com

noranda

Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
Toronto (Ontario) M5J 2T3

noranda

AUX ACTIONNAIRES,

AVIS EST PAR LES PRÉSENTES DONNÉ que la quatre-vingt-unième assemblée annuelle des porteurs d'actions ordinaires de NORANDA INC. aura lieu au Design Exchange, Trading Floor, 234 Bay Street, Toronto (Ontario), le lundi 26 avril 2004, à 14 h 30 (heure locale) en vue :

i) de recevoir les rapports et les états financiers;

ii) d'élire les administrateurs;

iii) de nommer les vérificateurs et d'autoriser les administrateurs à fixer la rémunération des vérificateurs; et

iv) de traiter toute autre question pouvant être dûment soumise à l'assemblée ou à toute reprise d'assemblée.

Veuillez trouver sous pli un exemplaire des rapports et des états financiers devant être présentés à l'assemblée.

Les actionnaires qui ne peuvent assister à l'assemblée sont priés de dater et de signer le formulaire de procuration ci-joint et de le retourner dans l'enveloppe fournie à cette fin.

FAIT le 4 mars 2004.

Par ordre du conseil d'administration,

(signé) STEPHEN K. YOUNG
Secrétaire

noranda

CIRCULAIRE D'INFORMATION DE LA DIRECTION

RENSEIGNEMENTS SUR LE VOTE

SOLLICITATION DE PROCURATIONS

La présente circulaire d'information de la direction (la « circulaire ») est donnée relativement à la sollicitation par la direction de Noranda Inc. (la « société » ou « Noranda ») de procurations qui doivent servir à l'assemblée annuelle des porteurs d'actions ordinaires du capital de Noranda (les « actions ordinaires ») dont il est question dans l'avis de convocation à l'assemblée ci-joint (l'« avis »), qui aura lieu à la date, à l'heure, à l'endroit et aux fins indiqués dans cet avis (l'« assemblée »). La sollicitation sera effectuée principalement par la poste, mais des employés de la société peuvent également solliciter des procurations en personne ou par téléphone à peu de frais. La société assumera les frais de sollicitation. À moins d'indication contraire, les renseignements énoncés aux présentes sont donnés en date du 4 mars 2004.

NOMINATION DES FONDÉS DE POUVOIR

Les personnes nommées dans le formulaire de procuration ci-joint sont des dirigeants de la société. ***Chaque actionnaire a le droit de nommer une personne, autre qu'une personne nommée dans le formulaire de procuration ci-joint, qui n'a pas à être un actionnaire de la société, pour le représenter à l'assemblée ou à toute reprise de celle-ci.*** Ce droit peut être exercé en inscrivant le nom de cette personne à l'endroit prévu à cette fin dans le formulaire de procuration et en rayant les autres noms ou en remplissant un autre formulaire de procuration approprié. Une fois rempli, le formulaire de procuration doit être déposé auprès de Compagnie Trust CIBC Mellon, en l'expédiant par la poste dans l'enveloppe de retour prévue à cette fin ou en l'adressant à Compagnie Trust CIBC Mellon, Attention : Proxy Department, 200 Queens Quay East, Unit 6, Toronto (Ontario) M5A 4K9, ou par télécopieur au (416) 368-2502, ou auprès du secrétaire de la société, au plus tard à la fermeture des bureaux le vendredi 23 avril 2004 ou, si l'assemblée est ajournée, 48 heures (à l'exception des samedis, des dimanches et des jours fériés) avant toute reprise d'assemblée.

PORTEURS NON INSCRITS

Dans la présente circulaire et dans le formulaire de procuration et l'avis de convocation ci-joints, toutes les mentions d'actionnaires désignent les porteurs inscrits d'actions ordinaires. Seuls les porteurs inscrits d'actions ordinaires, ou les personnes qu'ils nomment comme fondés de pouvoir, sont autorisés à exercer leurs droits de vote à l'assemblée. Cependant, dans bon nombre de cas, les actions ordinaires détenues en propriété véritable par un porteur (un « porteur non inscrit ») sont immatriculées :

i) soit au nom d'un intermédiaire (un « intermédiaire ») avec qui le porteur non inscrit négocie à l'égard des actions, tel que, entre autres, les banques, les sociétés de fiducie, les courtiers en valeurs et les fiduciaires ou les administrateurs de REER, FERR, REEE autogérés et de régimes semblables;

ii) soit au nom d'une agence de compensation et de dépôt (telle que La Caisse canadienne de dépôt de valeurs limitée) dont l'intermédiaire est un adhérent.

Conformément aux exigences de la Norme canadienne 54-101 – Communication avec les propriétaires véritables des titres d'un émetteur assujetti, la société a distribué des exemplaires de l'avis ci-joint, de la présente circulaire, du formulaire de procuration ci-joint et du rapport annuel de 2003 de la société (qui comprend le rapport de gestion et les états financiers consolidés pour l'exercice terminé le 31 décembre 2003) (collectivement, les « documents relatifs à l'assemblée ») aux agences de compensation et de dépôt et aux intermédiaires aux fins de distribution subséquente aux porteurs non inscrits.

Les intermédiaires doivent faire parvenir les documents relatifs à l'assemblée aux porteurs non inscrits à moins qu'un porteur non inscrit n'ait renoncé à son droit de les recevoir. Très souvent, les intermédiaires utiliseront des entreprises de services pour acheminer les documents relatifs à l'assemblée aux porteurs non inscrits. En règle générale, les porteurs non inscrits qui n'ont pas renoncé à leur droit de recevoir les documents relatifs à l'assemblée recevront :

i) soit une procuration qui a été préalablement signée par l'intermédiaire (généralement par signature autographiée ou imprimée) qui se limite au nombre d'actions détenues en propriété véritable par le porteur non inscrit, mais qui autrement n'est pas remplie. Il n'est pas nécessaire que ce formulaire de procuration soit signé par le porteur non inscrit. Dans ce cas, le porteur non inscrit qui désire faire parvenir une procuration devrait dûment remplir le formulaire de procuration et le déposer auprès de Compagnie Trust CIBC Mellon, en l'expédiant par la poste à Compagnie Trust CIBC Mellon, Attention : Proxy Department, 200 Queens Quay East, Unit 6, Toronto (Ontario) M5A 4K9, ou par télécopieur au (416) 368-2502, ou auprès du secrétaire de la société, tel que précisé ci-dessus;

ii) soit, généralement, un formulaire de directives relatives au vote qui doit être rempli et signé par le porteur non inscrit conformément aux directives énoncées sur ce formulaire (qui peut dans certains cas permettre de remplir le formulaire de directives relatives au vote par téléphone, Internet ou télécopieur).

Ces façons de procéder ont pour but de permettre aux porteurs non inscrits de donner des directives quant à l'exercice des droits de vote afférents aux actions dont ils sont propriétaires véritables. Si un porteur non inscrit qui reçoit une procuration ou un formulaire de directives relatives au vote désire assister à l'assemblée et voter en personne (ou qu'une autre personne soit présente à l'assemblée et vote au nom du porteur non inscrit), le porteur non inscrit doit rayer les noms des personnes qui figurent dans la procuration et inscrire le nom du porteur non inscrit (ou celui de cette autre personne) dans l'espace prévu à cette fin ou, s'il s'agit d'un formulaire de directives relatives au vote, suivre les directives qui se trouvent sur le formulaire.

Dans tous les cas, les porteurs non inscrits doivent suivre attentivement les directives de leurs intermédiaires et de leurs entreprises de services.

RÉVOCATION DES PROCURATIONS

L'actionnaire qui a donné une procuration peut la révoquer pour ce qui est de toute question à l'égard de laquelle une voix n'a pas déjà été exprimée conformément aux pouvoirs conférés par cette procuration et peut le faire : 1) en livrant un autre formulaire de procuration dûment signé portant une date ultérieure et en le déposant de la façon susmentionnée, dans les délais prescrits qui sont indiqués ci-dessus; 2) en déposant un document écrit révoquant la procuration signé par l'actionnaire ou par son fondé de pouvoir autorisé par écrit i) au siège social de la société (BCE Place, 181 Bay Street, Suite 200, Toronto (Ontario) M5J 2T3) au plus tard le dernier jour ouvrable précédant la date de l'assemblée ou de toute reprise de celle-ci, inclusivement, au cours de laquelle la procuration doit être utilisée, ou ii) auprès du président de l'assemblée, avant le début de l'assemblée, le jour de l'assemblée ou de toute reprise de celle-ci; ou 3) en assistant à l'assemblée et en le demandant; ou 4) de toute autre manière autorisée par la loi.

Un porteur non inscrit peut révoquer un formulaire de directives relatives au vote ou une renonciation au droit de recevoir les documents relatifs à l'assemblée et au droit de vote donné à un intermédiaire en tout temps par avis écrit à l'intermédiaire, mais un intermédiaire n'est pas tenu de respecter la révocation d'un formulaire de directives relatives au vote ou d'une renonciation au droit de recevoir les documents relatifs à l'assemblée et au droit de vote si cette révocation n'a pas été reçue par l'intermédiaire au moins sept jours avant la tenue de l'assemblée.

EXERCICE DES DROITS DE VOTE AFFÉRENTS AUX ACTIONS PAR LES FONDÉS DE POUVOIR DE LA DIRECTION

Les personnes nommées dans le formulaire de procuration ci-joint exerceront ou non les droits de vote afférents aux actions à l'égard desquelles elles ont été désignées à titre de fondés de pouvoir lors de tout scrutin qui peut être demandé selon les directives de l'actionnaire précisées sur la procuration et, si l'actionnaire précise un choix à l'égard de toute question devant être soumise au vote, les droits de vote afférents aux actions seront exercés en conséquence. ***À défaut de telles directives, les droits de vote afférents aux actions seront exercés de la façon suivante :***

i) ***en faveur de l'élection des personnes mentionnées à la rubrique « Élection des administrateurs » ci-après à titre d'administrateurs de la société;***

ii) ***en faveur de la nomination d'Ernst & Young s.r.l. à titre de vérificateurs de la société et l'autorisation des administrateurs à fixer la rémunération des vérificateurs; et***

iii) ***conformément aux recommandations de la direction en ce qui concerne des modifications aux questions précisées dans l'avis ou les autres questions dont l'assemblée peut être dûment saisie.***

Le formulaire de procuration ci-joint confère un pouvoir discrétionnaire aux personnes qui y sont nommées quant aux modifications apportées aux questions indiquées dans l'avis ainsi qu'aux autres questions pouvant être dûment soumises à l'assemblée. À la date de la présente circulaire, la direction de la société ne connaît aucune modification ou autre question devant être soumise à l'assemblée.

ACTIONS COMPORTANT DROIT DE VOTE

Au 4 mars 2004, on comptait 296 041 178 actions ordinaires en circulation. Chaque porteur d'actions ordinaires dispose d'une voix par action ordinaire qu'il détient à l'égard de toutes les questions soumises à l'assemblée ou à toute reprise de celle-ci, pourvu que ladite action soit immatriculée au nom de l'actionnaire sur la liste des porteurs d'actions ordinaires dressée au 15 mars 2004 (la « date de clôture des registres »). Cependant, l'actionnaire n'aura plus de droits de vote si, après la date de clôture des registres, il transfère ses actions à une autre personne et que cette dernière demande par écrit, au plus tard le 16 avril 2004, au secrétaire de la société d'inscrire son nom sur la liste des porteurs d'actions ordinaires habilités à voter et en établisse dûment la propriété. Pour une description de la méthode à suivre par les porteurs non inscrits pour donner des directives quant à l'exercice des droits de vote afférents aux actions dont ils sont propriétaires véritables, voir la rubrique « Porteurs non inscrits » ci-dessus.

PRINCIPAUX PORTEURS DES ACTIONS COMPORTANT DROIT DE VOTE DE LA SOCIÉTÉ

La direction de la société croit comprendre que Brascan Corporation (« Brascan ») et les sociétés avec lesquelles elle a des liens sont propriétaires de 122 597 952 actions ordinaires (soit environ 41,4 % des actions ordinaires en circulation) ainsi que de débentures convertibles en 2 722 323 actions ordinaires.

Brascan est une société ouverte inscrite à la Bourse de Toronto ainsi qu'à la Bourse de New York. Le principal actionnaire de Brascan est Partners Limited (« Partners ») qui, avec ses actionnaires, détiennent collectivement, directement ou indirectement, environ 30 millions d'actions avec droit de vote limité, catégorie A de Brascan, soit environ 17 % des actions avec droit de vote limité, catégorie A de Brascan en circulation, compte tenu de la dilution, et 85 120 actions avec droit de vote limité, catégorie B de Brascan, soit la totalité des actions avec droit de vote limité, catégorie B de Brascan en circulation, ou exercent un contrôle ou une emprise sur celles-ci. MM. Cockwell, Balogh, Flatt, Harding, Kerr, Myhal et Pannell, actuellement administrateurs et candidats à des postes d'administrateurs de Noranda mentionnés ci-après, sont actionnaires de Partners.

En plus de recevoir des dividendes à l'égard de leur investissement dans Partners, les actionnaires de Partners participent à un fonds de placement (le « fonds ») qui a été créé et financé par Partners en 2001 en vue d'investir dans d'autres titres que ceux émis par Brascan et les membres de son groupe. En mars 2004, le fonds a distribué 3,2 millions de dollars de revenu à ses actionnaires. M. Kerr, président du conseil, et M. Pannell, président et chef de la direction, ont reçu chacun 209 500 $.

QUESTIONS SOUMISES À L'ASSEMBLÉE

ÉTATS FINANCIERS ANNUELS

Les états financiers annuels de la société pour l'exercice terminé le 31 décembre 2003 figurent dans le rapport annuel 2003 qui est envoyé aux actionnaires avec la présente circulaire. Le rapport annuel sera remis aux actionnaires à l'assemblée.

ÉLECTION DES ADMINISTRATEURS

Le nombre d'administrateurs de la société à élire à l'assemblée est de 14. À moins d'indication contraire, les personnes désignées sur le formulaire de procuration ci-joint ont l'intention de voter en faveur de l'élection d'un conseil d'administration de Noranda (le « conseil ») composé des 14 candidats dont le nom figure ci-dessous, lesquels doivent remplir leur mandat jusqu'à la prochaine assemblée annuelle des actionnaires de la société ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés. Si l'un des candidats ne peut remplir son mandat d'administrateur, un remplaçant pourra alors être désigné. Les candidats dont le nom figure ci-dessous sont présentement administrateurs de la société. La direction n'a pas connaissance que l'une ou l'autre de ces personnes ne pourra ou ne voudra remplir des fonctions d'administrateurs.

Les administrateurs qui sont actuellement membres de comités du conseil sont indiqués ci-après.



Alex G. Balogh, *administrateur depuis 1994;*
Ontario, Canada
Administrateur de sociétés

A déjà été vice-président du conseil de Noranda (1994 à 2003) et vice-président du conseil de Falconbridge Limitée (« Falconbridge ») (1994 à 2003). Il est administrateur, entre autres, de Falconbridge, Strongco Inc., Great Lakes Power Inc., Sentient Global Resources Fund et Cambior Inc.

Président du comité de l'environnement, de la santé et de la sécurité

(Propriété directe et indirecte)
Actions ordinaires – 5 275
Actions ordinaires[(1)] – 8 424
Unités différées en actions – 1 625
Options – Aucune



André Bérard, O.C., *administrateur depuis 1990;*
Québec, Canada
Président du conseil, Banque Nationale du Canada *(affaires bancaires)*

Auparavant chef de la direction de la Banque Nationale du Canada. Administrateur, entre autres, de Banque Saradar France, BCE Inc., Vasogen Inc., Groupe BMTC Inc., Saputo Inc., Kruger Inc., BRED (Banque populaire), Société financière Bourgie Inc., Le Groupe Canam Manac Inc. et Fonds de revenu Transforce.

Membre du comité de vérification et du comité des ressources humaines

(Propriété directe et indirecte)
Actions ordinaires – 1 250
Unités différées en actions – 10 486
Options – 5 000



Jack L. Cockwell, *administrateur depuis 1981;*
Ontario, Canada
Président du conseil du groupe, Brascan Corporation
(société de gestion d'actifs axée sur l'immobilier et la production d'énergie)

Auparavant président et chef de la direction de Brascan pendant 12 ans. Administrateur, entre autres, de Brascan, Astral Media Inc. et des sociétés ouvertes suivantes qui sont membres du groupe de Brascan : Brookfield Properties Corporation, Falconbridge et Nexfor Inc. Président du conseil des fiduciaires du Musée royal de l'Ontario et administrateur de l'Institut C.D. Howe.

Président du comité des ressources humaines

(Propriété directe et indirecte)
Actions ordinaires – 48 000
Actions ordinaires[(1)] — 3 171 703
Unités différées en actions – Aucune
Options – Aucune



L'honorable J. Trevor Eyton, O.C., c.r., *administrateur depuis 1981;*
Ontario, Canada
Membre du Sénat du Canada

Administrateur, entre autres, de Brascan, General Motors du Canada Limitée, Coca-Cola Enterprises Inc., IMAX Corp. et Nestlé Canada Inc. Gouverneur des Fondations olympiques canadiennes de Jeunes Entreprises du Canada et président du conseil du Temple de la renommée des sports du Canada.

Membre du comité de l'environnement, de la santé et de la sécurité

(Propriété directe et indirecte)
Actions ordinaires – 2 500
Unités différées en actions – Aucune
Options – Aucune



J. Bruce Flatt, *administrateur depuis 2001;*
Ontario, Canada
Président et chef de la direction, Brascan Corporation

Président et chef de la direction de Brascan et administrateur de Nexfor Inc. Auparavant président et chef de la direction de Brookfield Properties Corporation, société membre du groupe; au cours de son mandat, il a contribué à mettre sur pied l'une des sociétés immobilières les plus réputées en Amérique du Nord.

Membre du comité des ressources humaines

(Propriété directe et indirecte)
Actions ordinaires – 5 000
Actions ordinaires[1] – 2 251 525
Unités différées en actions – Aucune
Options – Aucune



A.L. (Al) Flood, C.M., O.C., *administrateur depuis 1999;*
Ontario, Canada
Président du conseil et chef de la direction retraité, Banque Canadienne Impériale de Commerce *(affaires bancaires)*

Administrateur, entre autres, de la Banque Canadienne Impériale de Commerce et de Talisman Energy Inc.

Président du comité de vérification et membre du comité des ressources humaines

(Propriété directe et indirecte)
Actions ordinaires – 4 000
Unités différées en actions – 11 123
Options – Aucune



Norman R. Gish, *administrateur depuis 2001;*
Alberta, Canada
Président, Gish Consulting Inc. *(services consultatifs en commercialisation des pipelines et de l'énergie et en commercialisation internationale)*

Auparavant, président du conseil, président et chef de la direction d'Alliance Pipeline et d'Aux Sables Liquid Products Inc. Administrateur, entre autres, de Superior Plus Inc., Railpower Technologies Corp., Energreen Canada Corp., Provident Energy Trust et Quadrise Canada Fuel Systems.

Membre du comité de vérification et du comité de régie

(Propriété directe et indirecte)
Actions ordinaires – 1 000
Unités différées en actions – 2 816
Options – Aucune



Robert J. Harding, F.C.A. *administrateur depuis 1995;*
Ontario, Canada
Président du conseil, Brascan Corporation

Administrateur, entre autres, de Brascan et des sociétés ouvertes suivantes qui sont membres du groupe de Brascan : BPO Properties Corporation (président du conseil), Falconbridge et Nexfor Inc. M. Harding est aussi administrateur de Burlington Resources Inc., président du conseil des gouverneurs de l'Université de Waterloo et fiduciaire d'United Way of Greater Toronto.

Membre du comité de l'environnement, de la santé et de la sécurité, du comité de régie et du comité des ressources humaines

(Propriété directe et indirecte)
Actions ordinaires – 1 500
Actions ordinaires[1] – 321 095
Unités différées en actions – Aucune
Options – Aucune



V. Maureen Kempston Darkes, O.C., O.O.,
administratrice depuis 1998;
Floride, États-Unis
Vice-présidente de groupe et présidente, Opérations de l'Amérique latine, de l'Afrique et du Moyen-Orient de GM, General Motors Corporation *(fabricant mondial de véhicules automobiles)*

Auparavant présidente et directrice générale de General Motors du Canada Limitée. Administratrice, entre autres, de Compagnie des chemins de fer nationaux du Canada et de Thomson Corporation.

Membre du comité de régie

(Propriété directe et indirecte)
Actions ordinaires – 200
Unités différées en actions – 8 607
Options – Aucune



David W. Kerr, *administrateur depuis 1987;*
Ontario, Canada
Président du conseil de la société et de Falconbridge Limitée

Auparavant président et chef de la direction de Noranda. Administrateur, entre autres, de Brascan, Shell Canada Limitée et Technologies du développement durable Canada. Président du conseil du Conseil International des Mines et Métaux.

(Propriété directe et indirecte)
Actions ordinaires – 263 244
Actions ordinaires[1] – 1 219 800
Unités différées en actions – 17 473
Options – 704 800



James W. McCutcheon, c.r., *administrateur depuis 1993;*
Ontario, Canada
Avocat-conseil, McCarthy Tétrault s.r.l. *(cabinet d'avocats)*

Administrateur, entre autres, de CAE Inc., Compagnie d'assurance générale Dominion du Canada, Empire Life Insurance Company (président du conseil de 1991 à 1997) et Guardian Capital Group Limited.

Membre du comité de l'environnement, de la santé et de la sécurité et du comité de régie

(Propriété directe et indirecte)
Actions ordinaires – 1 000
Unités différées en actions – 1 625
Options – Aucune



L'honorable Frank J. McKenna, C.P., c.r., *administrateur depuis 1998;*
Nouveau-Brunswick, Canada
Avocat-conseil, McInnes Cooper *(cabinet d'avocats)*

Ancien premier ministre du Nouveau-Brunswick (1987 à 1997) et actuellement avocat-conseil au sein du cabinet d'avocats McInnes Cooper de la région du Canada atlantique. Administrateur, entre autres, de la Banque de Montréal et de CanWest Communications Corp.

Président du comité de régie et membre du comité de vérification

(Propriété directe et indirecte)
Actions ordinaires – 500
Unités différées en actions – 7 822
Options – Aucune



George E. Myhal, *administrateur depuis 1999;*
Ontario, Canada
Chef de l'exploitation, Brascan Corporation

Auparavant président et chef de la direction de Brascan Financial Corporation. Membre de la haute direction de Brascan et de plusieurs des sociétés membres de son groupe depuis son entrée en fonction en tant qu'associé directeur au sein de Hees International Bancorp Inc. en 1981.

(Propriété directe et indirecte)
Actions ordinaires – 1 500
Actions ordinaires[1] – 1 411 904
Unités différées en actions – Aucune
Options – Aucune



Derek G. Pannell, *administrateur depuis 2002;*
Ontario, Canada
Président et chef de la direction, Noranda Inc.

Auparavant président et chef de l'exploitation de Noranda, chef de la direction de Falconbridge, vice-président de Compañia Minera Antamina du Pérou, et à l'égard des unités fonctionnelles suivantes de Noranda : vice-président principal, Groupe du cuivre, président de Noranda Copper Smelting and Refining et président de Brunswick Mining and Smelting.

(Propriété directe et indirecte)
Actions ordinaires – 137 260
Actions ordinaires[1] – 16 228
Unités différées en actions – Aucune
Options — 671 350

1) *La direction comprend que les titres détenus tiennent compte de la participation proportionnelle indirecte du candidat en actions ordinaires détenues par l'intermédiaire de Partners et de Brascan (voir « Principaux porteurs des actions comportant droit de vote de la société »).*

Chacun des candidats proposés a été élu par les actionnaires de la société pour occuper son mandat actuel lors d'une assemblée à l'égard de laquelle la société a fait circuler une circulaire d'information de la direction.

NOMINATION DES VÉRIFICATEURS

À moins que l'actionnaire n'ait précisé sur le formulaire de procuration ci-joint que les actions ordinaires représentées par cette procuration doivent faire l'objet d'une abstention de vote relativement à la nomination des vérificateurs, lors d'un scrutin pouvant être demandé en vue de nommer les vérificateurs, les personnes désignées sur le formulaire de procuration joint à l'avis ont l'intention de voter « en faveur » de la nomination d'Ernst & Young s.r.l., comptables agréés, de Toronto, à titre de vérificateurs de la société, lesquels devront assumer leurs fonctions jusqu'à la prochaine assemblée annuelle des actionnaires, et d'autoriser les administrateurs à fixer la rémunération des vérificateurs.

HONORAIRES DU PRINCIPAL CABINET COMPTABLE

Ernst & Young s.r.l. et les membres de son groupe respectifs (collectivement, « Ernst & Young ») sont les vérificateurs de la société et de sa filiale qui est un émetteur assujetti, Novicourt Inc.

De temps à autre, Ernst & Young fournit également des services de conseils et d'autres services non-liés à la vérification à la société et à ses filiales. Le comité de vérification du conseil a jugé que la prestation de ces services non-liés à la vérification était compatible avec le maintien de l'indépendance d'Ernst & Young.

Le total des honoraires qu'Ernst & Young a facturés à la société et à sa filiale qui est un émetteur assujetti pour les exercices terminés les 31 décembre 2002 et 2003 sont indiqués dans le tableau suivant :

	Noranda 2002/2003 ($)	*Filiales qui sont des émetteurs assujettis 2002/2003 ($)*	*Total 2002/2003 ($)*
Honoraires de vérification	2 364 822/2 294 398	23 000/35 292	2 387 822/2 329 690
Honoraires liés à la vérification	280 632/166 255	—	280 632/166 255
Frais fiscaux	830 480/563 624	15 118/22 926	845 598/586 550
Tous les autres frais	—/3 111	—/—	—/3 111
Total	3 475 934/3 027 388	38 118/58 218	3 514 052/3 085 606

Les honoraires pour les services de vérification incluent les honoraires liés à la vérification annuelle et les frais liés aux dépôt de documents d'information. Les honoraires liés à la vérification sont pour les services fournis par Ernst & Young qui sont raisonnablement liés à son rôle de vérificateurs, et comprennent principalement la vérification des fonds d'avantages sociaux des employés et la prestation de conseils sur les normes comptables et d'autres opérations précises. Les frais fiscaux comprennent les frais liés au respect des exigences fiscales, à la prestation de conseils en matière fiscale et la planification fiscale, notamment les services fiscaux liés à l'expatriation. Tous les autres frais sont principalement liés à tous les autres services de conseils et de soutien.

La société a pour politique de ne pas engager ses vérificateurs pour fournir des services relatifs à la conception et à la mise en œuvre de systèmes d'information financière.

RÉMUNÉRATION DE LA HAUTE DIRECTION

RAPPORT SUR LA RÉMUNÉRATION DE LA HAUTE DIRECTION

Les membres du comité des ressources humaines (le « comité des ressources humaines ») sont Jack L. Cockwell (président), J. Bruce Flatt, A.L. (Al) Flood, André Bérard et Robert J. Harding. Aucun des membres du comité des ressources humaines n'est dirigeant ou employé de la société ou d'une de ses filiales.

Il incombe au comité des ressources humaines de recommander au conseil la rémunération des cadres supérieurs de Noranda et de ses filiales en propriété exclusive. Le conseil d'administration de chaque filiale de la société, qui est elle-même une société ouverte, est responsable de la rémunération des cadres supérieurs qu'emploie cette filiale.

M. Derek G. Pannell, président et chef de la direction de la société, fait des recommandations au comité des ressources humaines à l'égard de la philosophie et de la politique en matière de rémunération de la haute direction et à l'égard de la rémunération versée aux cadres supérieurs de la société, autres que lui-même.

M. Pannell n'assiste pas aux réunions du comité des ressources humaines ou du conseil au cours desquelles sa rémunération est fixée.

Par l'intermédiaire de son programme global de rémunération de la haute direction, la société vise à attirer, retenir et motiver les dirigeants les plus compétents. Des primes de rendement liées directement aux hausses de la valeur pour les actionnaires constituent des éléments essentiels du programme.

Quant à la philosophie générale, le comité des ressources humaines est d'avis que la rémunération de la haute direction devrait être axée principalement sur le rendement par rapport aux plans et à la stratégie d'entreprise établis. L'information sur les modes de rémunération des concurrents est prise en compte, mais n'oriente pas la philosophie ou la conception du programme de la société. Le comité des ressources humaines se soucie avant tout de rétribuer le rendement et non de garantir des droits ou des niveaux de sécurité d'emploi exagérés.

Les politiques de rémunération de la société sont conçues pour motiver la direction à maximiser la valeur à long terme de l'actif et des activités commerciales de la société et offrir aux membres de la haute direction un régime de rémunération global concurrentiel dont une grande partie est sous forme de rémunération variable liée au rendement de la société. Dans le cas du chef de la direction de la société, le salaire de base et les primes au comptant sont maintenus sous le niveau de salaire de base médian en contrepartie d'une occasion de participer à un niveau plus élevé à l'appréciation des actions ordinaires.

Salaire de base

Le salaire de base des membres de la direction de la société est passé en revue à chaque année afin de s'assurer qu'il reflète la contribution de chaque membre de la direction. La société est d'avis que le salaire de base devrait être fonction du salaire de base médian de sociétés comparables dans le secteur d'activité pertinent, rajusté pour tenir compte d'une pondération supérieure de la rémunération variable des membres de la haute direction.

Encouragements à court terme

Le régime de rémunération variable annuelle (le « RRV ») prévoit des primes d'intéressement au comptant fondées sur le rendement de la société, de l'unité fonctionnelle et de la personne. Des gratifications cibles, exprimées en pourcentage du salaire, ont été fixées pour chaque poste admissible. Le rendement de la société et de l'unité fonctionnelle est calculé d'après le rendement sur l'actif net de la société. Tous les membres de la haute direction désignés (définis ci-après) ont participé au RRV de la société en 2003, sauf M. Steven Douglas.

Encouragements à long terme

Les encouragements à long terme visent à récompenser les membres de la direction en fonction de l'augmentation de la valeur des actions ordinaires. Ces ententes visent à atteindre un intérêt commun entre les actionnaires et la direction et à inciter les membres de la direction à améliorer le succès financier à long terme de la société, lequel est mesuré par l'augmentation du rendement des investissements de l'actionnaire à long terme.

Les encouragements à long terme de la société se composent de ce qui suit :

a) ***Régime d'options d'achat d'actions (le « ROAA »).*** Aux termes de ce régime, la société octroie des options en vue d'acquérir des actions ordinaires à un prix fixe qui correspond au cours de clôture des actions ordinaires à la Bourse de Toronto le dernier jour de Bourse précédant immédiatement la date d'octroi. Généralement, pour les membres de la haute direction désignés, des options représentant deux à trois fois le salaire de base (calculé en multipliant le nombre d'actions ordinaires visées par l'option par le prix de levée) sont octroyées à chaque année. Aux termes du ROAA, le conseil a le pouvoir discrétionnaire d'octroyer des options pouvant s'échelonner sur un maximum de dix ans, sous réserve de dispositions d'acquisition et de toutes autres conditions jugées adéquates. Toutes les options d'achat d'actions actuellement en cours ont une durée de dix ans et comportent les dispositions en matière d'acquisition suivantes : 20 % des options sont acquises au premier anniversaire de la date de l'octroi, et une autre tranche de 20 % sera acquise à chacune des quatre dates d'anniversaire suivantes. Les options d'achat d'actions octroyées en 2001 et 2002 comportent également une composante d'acquisition accélérée stipulant que le premier jour où le cours des actions ordinaires sera 20 %

supérieur au prix de levée de l'option, la tranche finale des options en cours non acquises à cette date sera immédiatement acquise et pourra être levée. Depuis janvier 2003, toutes les options d'achat d'actions octroyées ne comportent plus cette composante d'acquisition accélérée et il n'est pas prévu que les options futures comporteront une telle composante. Le 28 juin 2002, la composante d'option liée à la croissance du marché qui donne aux participants la possibilité de recevoir, à leur gré et sans paiement à la société, un montant en espèces reflétant la plus-value de la valeur marchande d'une action ordinaire à compter de la date d'octroi de l'option d'achat d'actions a été enlevée. Le nombre maximal d'actions ordinaires pouvant être émises aux termes du ROAA est de 13 000 000.

Le tableau ci-dessous donne des renseignements à l'égard du ROAA aux termes duquel des actions ordinaires sont autorisées à des fins d'émission en date de l'exercice financier terminé le 31 décembre 2003. La société n'a pas de régime de rémunération en actions qui n'a pas été approuvé par ses porteurs de titres.

Nombre d'actions ordinaires devant être émises à la levée des options et à l'exercice des bons de souscription et des droits en cours	9 583 889
Prix de levée moyen pondéré des options en cours	16,35 $
Nombre d'actions ordinaires restantes disponibles à des fins d'émission future aux termes du ROAA	1 007 348

Dans le cadre des options d'achat d'actions octroyées le 10 février 2003 ou après cette date, le conseil a établi une politique en vertu de laquelle tous les membres de la haute direction désignés sont tenus de détenir, au moins pendant un an, les « actions nettes » de la société qu'ils ont reçues à la levée d'une option octroyée à compter du 10 février 2003. À cette fin, l'expression « actions nettes » désigne le nombre d'actions ordinaires obtenues à la levée de cette option, moins le nombre d'actions ordinaires devant être vendues pour effectuer le paiement : a) du prix de levée de l'option; et b) des impôts sur le revenu des particuliers imputables au gain réalisé à la levée de l'option.

b) ***Régime d'unités différées en actions des dirigeants (le « RUDAD »).*** Aux termes de ce régime, les membres de la haute direction que le comité des ressources humaines aura désignés peuvent, à leur gré, choisir de recevoir la totalité ou une partie de leurs primes aux termes du RRV sous forme d'unités différées en actions (les « unités »). La gratification aux termes du RRV est convertie en unités d'après le cours de clôture des actions à la Bourse de Toronto le dernier jour de Bourse qui précède immédiatement la date de l'octroi. La partie de la prime aux termes du RRV que le membre de la direction choisira de recevoir sous forme d'unités pourra, au gré du comité des ressources humaines, être augmentée d'un coefficient allant jusqu'à deux fois, aux fins du calcul du nombre d'unités devant être allouées aux termes du RUDAD. Des équivalents en dividendes sont crédités aux unités lorsque des dividendes sont versés sur les actions ordinaires. Les unités seront acquises au cours d'une période de cinq ans, et les participants ne pourront faire racheter les unités qu'au moment de leur cessation d'emploi pour cause de retraite, de démission, de congédiement ou de décès, moment après lequel les unités deviendront caduques, à moins qu'elles ne soient rachetées avant le dernier jour de la première année civile qui commence après la retraite, la démission, le congédiement ou le décès. La valeur en espèces des unités rachetées correspondra à la valeur marchande d'un nombre équivalent d'actions ordinaires au moment de la cessation d'emploi auprès de la société. Dans le cadre de la gratification aux termes du RRV en 2003, M. Kukielski a choisi de participer au RUDAD de Noranda à raison d'une tranche de 50 % de sa gratification annuelle, et au régime d'unités différées en actions de la direction de Falconbridge pour l'autre tranche de 50 %. Le conseil a augmenté la gratification de M. Kukielski suivant un facteur de 1,5.

Avant le mois d'août 2002, la société avait également un régime d'achat d'actions par la direction (« RAA ») qui visait à favoriser les intérêts de la société et de ses filiales en encourageant et en permettant l'acquisition d'une participation en actions plus importante dans la société par les membres clés de la direction de la société et de ses filiales. La durée maximale des prêts octroyés aux termes de ce régime était de dix ans et le nombre maximal d'actions ordinaires pouvant être émises aux termes de ce régime était de 10 000 000. Les prêts qui étaient en cours aux termes du RAA au moment où ce régime a été interrompu seront remboursés conformément à leurs modalités initiales.

Autres éléments

Les autres éléments du programme global de rémunération de la haute direction sont les régimes de retraite, le régime d'avantages sociaux, le programme d'avantages accessoires des membres de la haute direction et le régime d'épargne-actions à l'intention des employés (le « REAE »).

Chaque élément du programme de rémunération de la haute direction poursuit un but différent. Le comité des ressources humaines attache le plus d'importance aux programmes d'encouragements à court et à long termes dans le cas des membres de la haute direction désignés, les intérêts de ces derniers se trouvant ainsi liés à ceux des actionnaires de la société, et une importance moindre aux prestations de retraite, aux autres avantages sociaux et aux avantages accessoires.

Rémunération du chef de la direction

M. Pannell a été nommé président et chef de la direction de Noranda le 1er juin 2002. En 2003, le salaire annuel de M. Pannell a été de 425 000 $, conformément au principe du comité des ressources humaines qui consiste à maintenir le salaire de base et les primes d'encouragement du chef de la direction au-dessous de la médiane du marché en contrepartie de la possibilité de participer à un niveau supérieur à l'augmentation de la valeur des actions de la société.

M. Pannell participe au RRV de la société selon un pourcentage de gratification cible de 60 % du salaire de base fixé par le comité des ressources humaines. La gratification cible repose sur l'atteinte et le dépassement des paramètres de rendement établis, dont notamment :

- améliorer le rendement financier de la société par rapport à des objectifs précis à court et à long termes;
- démontrer un leadership et une direction solides pour la société, ses diverses unités fonctionnelles et filiales à l'échelle mondiale;
- créer des occasions de croissance rentable et de plus-value;
- démontrer un engagement ferme envers l'environnement, la santé et la sécurité; et
- s'assurer que des plans de relève efficaces sont élaborés, adoptés et gérés de manière à maintenir la continuité des postes clés de la société et de ses filiales.

Aux termes du RRV de la société en 2003, une gratification de 360 000 $ a été accordée à M. Pannell. Dans son évaluation du rendement de M. Pannell, le comité des ressources humaines a notamment tenu compte des éléments suivants :

- une amélioration importante de la situation financière de la société;
- le regroupement et le renforcement de l'équipe de la haute direction de la société et de ses filiales; la réalisation d'économies et de synergies d'intégration;
- la consolidation et le renforcement des systèmes d'approbation de dépenses relatives aux projets et aux immobilisations; Six Sigma (programme de contrôle efficace de la qualité et d'amélioration des procédés) a été déployé dans toute la société et ses filiales à l'échelle mondiale;
- le lancement et la progression de projets importants pour l'avenir de la société; la conclusion et le renforcement de partenariats stratégiques;
- le maintien de normes élevées de régie d'entreprise et de rendement responsable de la société;
- un leadership solide et efficace démontré dans toute la société et ses filiales; et
- l'amélioration des programmes de perfectionnement du personnel, de gestion du rendement et de planification de la relève.

En février 2004, M. Pannell s'est vu octroyer des options d'une durée de dix ans aux termes du ROAA lui permettant d'acquérir 70 000 actions ordinaires au prix de levée de 20,37 $ l'action. En février 2003, M. Pannell s'est vu octroyer des options d'une durée de dix ans aux termes du ROAA lui permettant d'acquérir 130 000 actions ordinaires au prix de levée de 13,82 $ l'action. M. Pannell a aussi reçu des prêts aux termes du programme de prêts aux membres de la direction de Noranda, lequel a pris fin en 2002. Ces prêts sont garantis par des actions ordinaires et des titres de Partners et de ses sociétés liées ouvertes.

SOMMAIRE DE LA RÉMUNÉRATION DES MEMBRES DE LA HAUTE DIRECTION DÉSIGNÉS

Le tableau suivant indique l'ensemble de la rémunération versée ou à verser au chef de la direction et aux quatre autres personnes les mieux rémunérées qui occupent un poste de direction au sein de la société, ainsi qu'à M. Douglas qui a été nommé vice-président directeur et chef des finances de la société le 11 novembre 2003 (collectivement, les « membres de la haute direction désignés ») pour les services rendus au cours des exercices terminés les 31 décembre 2003, 2002 et 2001 :

		Rémunération annuelle			*Rémunération à long terme*			
Nom et poste principal	*Exercice*	*Salaire ($)*	*Prime du RRV ($)*	*Autre rémunération annuelle(5) ($)*	*Titres visés par des options octroyées(1) (nbre)*	*Actions ou unités faisant l'objet de restrictions à la revente ($)*	*Unités différées en actions de la direction (nbre)*	*Toute autre rémunération(6) ($)*
Derek Pannell	2003	425 000	360 000	33 053	70 000	—	—	8 622
Président et chef de la direction	2002	400 000	150 000	—	130 000	—	—	6 457
	2001	360 000	30 000		200 000	—	—	1 765
Steven Douglas(2)	2003	325 000	—	86	45 000	—	—	1 250
Vice-président directeur et chef des	2002	—	—	—	150 000	—	—	—
finances	2001	—	—	—	—	—	—	—
Lars-Eric Johansson(3)	2003	310 000	145 700	33 175	—	—	—	664 939
Vice-président directeur et chef des	2002	289 000	45 000	30 975	50 000	—	—	7 416
finances	2001	267 333	55 579	—	51 125	—	—	2 079
					42 000 FL			
Fernando Porcile(4)	2003	288 979 US	167 040 US	17 551	14 000	—	—	—
Président, Unité fonctionnelle sud du	2002	275 000 US	30 000 US	—	9 000 FL	—	—	—
cuivre	2001	—	—	—	18 500	—	—	—
					17 500 FL			
					10 225			
					—			
William Brooks	2003	336 000 US	53 760 US	54 470 US	28 000	—	—	6 000 US
Président et chef de la direction,	2002	330 000 US	25 000 US	22 617 US	37 500	—	—	5 500 US
Noranda Aluminium, Inc.	2001	330 000 US	35 000 US	20 440 US	55 000	—	—	5 100 US
Peter Kukielski(7)	2003	310 417	149 283	31 377	22 000	—	5 496	5 369
Vice-président directeur, Projets et	2002	270 000	48 000	—	14 000 FL	—	3 659 FL	—
aluminium	2001	88 269	16 000	—	118 000	—	—	—
				—	42 500 FL		—	
					38 000			

Nota :

1) *Les options indiquées dans le tableau ci-dessus tiennent compte des options octroyées en février 2004 à l'égard de la période financière 2003.*

2) *M. Douglas a été nommé vice-président directeur et chef des finances de Noranda le 11 novembre 2003. Des options lui permettant d'acheter 150 000 actions ordinaires au prix de 18,00 $ lui ont été octroyées en décembre 2003. M. Douglas participe au régime de prestations de retraite de Noranda suivant un mode à cotisations déterminées. La société a versé 1 250 $ en son nom en 2003.*

3) *M. Johansson a été vice-président directeur et chef des finances de Noranda du 1er juin 2002 au 11 novembre 2003. Auparavant, il a été premier vice-président et chef des finances de Falconbridge. Les montants indiqués à titre de salaire et de prime pour 2002 représentent le total des sommes versées à M. Johansson par Noranda et Falconbridge en 2002. Les options indiquées pour M. Johansson comprennent les options lui permettant d'acquérir des actions ordinaires de Falconbridge (indiquées par la mention « FL » ci-dessus). Après le 11 novembre 2003, M. Johansson a continué d'agir à titre de conseiller sans que sa rémunération ne soit modifiée, sauf qu'il ne participe plus au RRV ou au ROAA.*

4) *M. Porcile a été nommé président de l'unité fonctionnelle sud du cuivre le 1er avril 2002. Sa rémunération est indiquée en dollars américains et est versée en pesos chiliens, ce montant étant converti chaque mois. Les options indiquées pour M. Porcile comprennent des options lui permettant d'acheter des actions ordinaires de Falconbridge (indiquées par la mention « FL » ci-dessus).*

5) *Pour tous les membres de la haute direction désignés, sauf MM. Porcile et Douglas, les montants comprennent une allocation d'avantages accessoires pour les dirigeants, une allocation d'automobile, une prime d'assurance-vie et une protection médicale pour les dirigeants. Dans le cas de M. Pannell, le montant comprend aussi un avantage pour les intérêts théoriques sur son prêt en vertu du RAA et la valeur monétaire en dollars de la différence entre le prix versé pour les actions ordinaires au moyen de son prêt en vertu du RAA (avec escompte de 10 %) et le cours moyen des actions ordinaires à la Bourse de Toronto à la date pertinente (voir « Prêts aux administrateurs et membres de la haute direction »). En ce qui a trait à M. Brooks, les montants représentent environ la tranche calculée au-dessus de la valeur du marché des montants d'intérêts crédités dans le cadre d'un régime de rémunération différée non admissible auquel il participe. La valeur des avantages accessoires et autres avantages personnels pour chaque membre de la haute direction désigné n'excède pas le moins élevé de ce qui suit : 50 000 $ ou 10 % du total de son salaire annuel et de sa prime, sauf dans le cas de M. Brooks. Le montant de M. Porcile comprend des paiements qui doivent lui être faits en vertu de la loi au Chili de même que des primes d'assurance-vie payées par la société.*

6) *Dans le cas de MM. Pannell et Kukielski, le montant comprend les cotisations versées par la société dans le cadre du REAE. Ces personnes versent au REAE les mêmes cotisations que tous les autres employés participants. Aux termes du REAE, les employés peuvent cotiser au régime à concurrence de 5 % de leur salaire pour l'acquisition d'actions ordinaires, et les cotisations au comptant de la société se limitent à 30 % des cotisations admissibles pour l'achat d'actions ordinaires supplémentaires. Pour ce qui est de M. Johansson, ce montant comprend les cotisations de la société aux termes du REAE de même que les gains réalisés dans le cadre de la levée d'options d'achat d'actions de Falconbridge. Dans le cas de M. Brooks, les montants indiqués représentent les cotisations équivalentes acquises versées par l'employeur aux termes d'un régime à cotisations déterminées admissible aux termes de l'article 401(k) de l'Internal Revenue Code des États-Unis, maintenu par Noranda Aluminium, Inc. filiale des États-Unis.*

7) *M. Kukielski a choisi de recevoir, à la place d'une somme au comptant, une tranche de 50 % de sa gratification aux termes du RRV de 2003 sous forme d'unités de Noranda et la tranche restante de 50 % de sa gratification aux termes du RRV de 2003 sous forme d'unités différées en actions de Falconbridge. Les unités de Noranda ont été octroyées en février 2004 au prix de 20,37 $ l'unité, et les unités de Falconbridge ont été octroyées en février 2004 au prix de 30,60 $ l'unité. Le salaire de base et le revenu de M. Kukielski en 2001 ont été calculés au pro rata compte tenu de sa date d'entrée en fonction du 1er septembre 2001.*

OPTIONS D'ACHAT D'ACTIONS

Les options permettant d'acquérir des actions ordinaires sont octroyées chaque année au gré du conseil aux membres de la direction de la société aux termes du ROAA décrit ci-dessus.

Le tableau suivant décrit les octrois d'options d'achat d'actions individuels aux membres de la haute direction désignés depuis le 1er janvier 2003 :

OCTROIS D'OPTIONS DEPUIS LE 1er JANVIER 2003

Nom	*Titres visés par des options octroyées(1)(2) (nbre)*	*% du total des options octroyées aux employés en 2004/2003*	*Prix de levée ou de base ($/titre)*	*Valeur marchande des titres sous-jacents aux options à la date d'octroi ($/titre)*	*Date d'octroi/ date d'expiration*
Derek Pannell	70 000	8,13	20,37 $	20,37 $	10 fév. 2004/9 fév. 2014
	130 000	9,14	13,82 $	13,82 $	10 fév. 2003/9 fév. 2013
Steven Douglas	45 000	5,23	20,37 $	20,37 $	10 fév. 2004/9 fév. 2014
	150 000	10,54	18,00 $	18,00 $	11 déc. 2003/10 déc. 2013
Lars-Eric Johansson	—	—	—	—	—
	50 000	3,51	13,82 $	13,82 $	10 fév. 2003/9 fév. 2013
Fernando Porcile	14 000	1,63	20,37 $	20,37 $	10 fév. 2004/9 fév. 2014
	9 000 FL	2,37	30,60 $	30,60 $	4 fév. 2004/3 fév. 2014
	18 500	1,30	13,82 $	13,82 $	10 fév. 2003/9 fév. 2013
	17 500 FL	2,30	16,65 $	16,65 $	5 fév. 2003/4 fév. 2013
William Brooks	28 000	3,25	20,37 $	20,37 $	10 fév. 2004/9 fév. 2014
	37 500	2,64	13,82 $	13,82 $	10 fév. 2003/9 fév. 2013
Peter Kukielski	22 000	2,56	20,37 $	20,37 $	10 fév. 2004/9 fév. 2014
	14 000 FL	3,68	30,60 $	30,60 $	4 fév. 2004/3 fév. 2014
	75 000	5,27	18,00 $	18,00 $	11 déc. 2003/10 déc. 2013
	25 000	1,76	12,67 $	12,67 $	1er août 2003/31 juil. 2013
	25 000 FL	3,29	18,15 $	18,15 $	21 juil. 2003/20 juil. 2013
	18 000	1,27	13,82 $	13,82 $	10 fév. 2003/9 fév. 2013
	17 500 FL	2,30	16,65 $	16,65 $	5 fév. 2003/4 fév. 2013

Nota :

1) *Les options visant l'achat du nombre indiqué d'actions ordinaires de Noranda et, dans le cas de MM. Kukielski et Porcile, du nombre indiqué d'actions ordinaires de Falconbridge sont acquises comme suit : 20 % au premier anniversaire de la date d'octroi et une autre tranche de 20 % à chacune des quatre dates d'anniversaire suivantes.*

2) *Les options permettant d'acquérir des actions ordinaires de Falconbridge portent la mention « FL ».*

Le tableau suivant présente les détails de chaque levée d'options d'achat d'actions au cours de l'exercice terminé le 31 décembre 2003 par les membres de la haute direction désignés et la valeur de l'ensemble des options non levées à la fin de l'exercice financier :

TOTAL DES LEVÉES D'OPTIONS AU COURS DE LA PÉRIODE ALLANT DU 1er JANVIER 2003 AU 4 MARS 2004 ET VALEUR DES OPTIONS AU 4 MARS 2004

Nom	Titres acquis à la levée (nbre)	Valeur totale réalisée(1) ($)	Options non levées au 4 mars 2004 pouvant/ne pouvant être levées (nbre)	Valeur des options en jeu non levées au 4 mars 2004(2) pouvant/ne pouvant être levées ($)
Derek Pannell	—	—	378 350/293 000	2 335 686/1 707 920
Steven Douglas	—	—	—/195 000	—/644 100
Lars-Eric Johansson(3)	93 600 FL	818 578 FL	20 225/80 900	141 139/564 555
			57 200 FL/25 200 FL	897 596 FL/478 464 FL
Fernando Porcile(3)	—	—	5 745/36 980	41 879/188 235
			3 500 FL/23 000 FL	65 450 FL/304 550 FL
William Brooks	—	—	187 800/91 850	949 503/501 520
Peter Kukielski(3)	—	—	26 400/151 600	172 548/762 202
			3 500 FL/53 000 FL	65 450 FL/758 300 FL

Nota :

1) *Calculée d'après la valeur marchande à la date de levée.*
2) *Une option est « en jeu » au 4 mars 2004 si le cours de l'option à cette date est supérieur au prix de levée de l'option. La valeur des options non levées au 4 mars 2004 correspond à la différence entre le cours des options au 4 mars 2004 et le prix de levée des options. Le cours pour Noranda correspond au cours de clôture de 21,85 $ le 4 mars 2004. Le cours pour Falconbridge correspond au cours de clôture de 35,35 $ le 4 mars 2004.*
3) *Les options visant l'achat d'actions ordinaires de Falconbridge portent la mention « FL ».*

RÉGIME D'UNITÉS DIFFÉRÉES EN ACTIONS DES DIRIGEANTS

Des unités peuvent être octroyées chaque année au gré du conseil aux membres de la haute direction en remplacement de la totalité ou d'une partie de leur prime annuelle du RRV, aux termes du RUDAD décrit ci-dessus.

Le tableau suivant indique les unités émises aux membres de la haute direction désignés en remplacement du RRV depuis le 1er janvier 2003. Les unités attribuées pour 2003 ont été émises le 11 février 2004 et aucune d'elles n'est encore acquise.

UNITÉS DIFFÉRÉES EN ACTIONS DES DIRIGEANTS ÉMISES DANS LE CADRE DE L'EXERCICE FINANCIER TERMINÉ LE 31 DÉCEMBRE 2003, ET VALEUR DES UNITÉS AU 4 MARS 2004

Nom	Date d'émission des unités	Unités octroyées pour l'exercice terminé le 31 décembre 2003	% des unités totales octroyées	Unités acquises (nbre)	Prix de levée ou de base ($/titre)(1)	Unités non levées au 4 mars 2004(2) (nbre)	($)
Peter Kukielski	11 février 2004	5 496	57 %	—	20,37 $	5 496	120 088
	5 février 2004	3 659 FL	25 %	—	30,60 $	3 659	129 346

Nota :

1) *Correspond aux cours de clôture à la Bourse de Toronto (c.-à-d., la valeur marchande de la catégorie de titres sous-jacents à l'unité) les derniers jours de Bourse qui précèdent les dates d'octroi, soit le 10 février 2004 et le 4 février 2004, respectivement.*
2) *Calculé au cours de clôture des actions ordinaires de Noranda et Falconbridge à la Bourse de Toronto (c.-à-d., la valeur marchande de la catégorie de titres sous-jacents à l'unité) le 4 mars 2004, soit 21,85 $ et 35,35 $, respectivement.*

ARRANGEMENTS RELATIFS À LA RETRAITE

Régime de prestations de retraite pour les salariés canadiens

Le régime de prestations de retraite de Noranda (« RPR ») pour les salariés canadiens fournit une couverture générale sous forme de prestations déterminées. La formule (1,75 %) prévoit une déduction partielle pour les prestations du Régime de pensions du Canada et les prestations au survivant consistent en une pension versée à vie dotée d'une période de garantie de cinq ans. Pour obtenir des prestations au survivant de 66 ⅔ % des prestations de retraite de base, le montant indiqué dans le tableau suivant devra être réduit.

En octobre 2001, le conseil a approuvé une modification au RPR en vue d'ajouter une option de cotisations déterminées à compter du 1er janvier 2002. En 2002, les membres de la haute direction désignés, à l'exception de MM. Brooks, Johansson et Porcile, ont dû choisir de façon non récurrente entre conserver l'option de prestations déterminées actuelle ou opter pour la nouvelle option de cotisations déterminées de ce régime.

MM. Pannell et Kukielski ont choisi de continuer de participer à la partie à prestations déterminées du RPR pour les salariés canadiens. Le tableau suivant montre les prestations de retraite annuelles totales à verser en vertu de ce régime de retraite aux participants des diverses catégories de rémunération et d'années de service décomptées, en supposant que la retraite est prise à 65 ans, ou à l'âge de 60 ans après 20 années de service.

Les montants indiqués sont payables à vie et garantis pendant cinq ans. La formule du RPR prévoit une déduction partielle pour les prestations du Régime de pensions du Canada. Les montants indiqués sont présentés après rajustement pour tenir compte de la déduction estimative. La société exige d'un pensionné qu'il choisisse un régime de rentes réversibles sur deux têtes aux termes duquel le conjoint survivant du membre aura le droit de toucher une prestation d'au moins 66 ⅔ % des prestations de retraite du membre, à moins que le conjoint ne renonce à cette condition. La conversion des montants indiqués dans le tableau à cette option dépend de l'âge du conjoint et des taux d'intérêt en vigueur au moment de la retraite du membre.

M. Douglas participe au RPR suivant le mode à cotisations déterminées.

TABLEAU DU RÉGIME DE RETRAITE (SALARIÉS CANADIENS)

	Prestations de retraite en fonction des années de service décomptées ($)								
Rémunération annuelle ($)[1]	*5 ans*	*10 ans*	*15 ans*	*20 ans*	*25 ans*	*30 ans*	*35 ans*	*40 ans*	*45 ans*
250 000	21 200	42 400	63 600	84 800	106 000	127 200	148 400	170 275	192 150
275 000 et plus[2]	23 375	46 775	70 150	93 550	116 925	140 325	163 700	187 775	211 825

Nota :

1) *La rémunération est calculée d'après la moyenne du meilleur salaire de base sur une période de 60 mois précédant la retraite. À compter du 1er janvier 2002, la rémunération comprend le salaire de base et le revenu touché du RRV, que le conseil établit de temps à autre.*

2) *Afin de limiter l'obligation de la société au titre des prestations de retraite, un plafond annuel de 275 000 $ a été établi à compter du 1er janvier 2002 comme rémunération moyenne maximale admissible pour le calcul des prestations de retraite.*

Afin de calculer les prestations de retraite totales des membres de la haute direction désignés participants, le nombre estimatif d'années de service décomptées à l'âge normal de la retraite (65 ans) est de : 43 ans pour M. Pannell et 20 ans pour M. Kukielski.

Les prestations de revenu de retraite accumulées des membres de la haute direction désignés relativement à l'option de prestations déterminées dans le cadre du RPR excèdent les limites maximales des prestations de retraite permises par l'Agence des douanes et du revenu du Canada. Les prestations excédentaires sont payables directement par Noranda.

M. Pannell a le droit de recevoir des prestations supplémentaires qui sont payables à l'âge normal de la retraite, aux termes d'un régime de rentes réversibles sur deux têtes, de 155 000 $, moins l'équivalent actuariel de l'augmentation de la valeur des participations qui lui ont été octroyées dans le cadre du régime d'actionnariat de Noranda.

Régime de retraite pour les salariés américains

M. Brooks participe au régime de retraite à prestations déterminées des salariés des États-Unis. Le tableau suivant montre les prestations de retraite annuelles totales à verser en vertu de ce régime de retraite aux participants des diverses catégories de rémunération et d'années de service décomptées, en supposant que la retraite est prise à 65 ans. Les montants en dollars US indiqués sont payables à vie et garantis pour cinq ans. La formule du régime de retraite des États-Unis contient une déduction partielle pour les prestations reçues de la sécurité sociale des États-Unis. Les montants sont présentés après rajustement pour tenir compte de la déduction estimative.

TABLEAU DU RÉGIME DE RETRAITE (SALARIÉS DES ÉTATS-UNIS)

Rémunération annuelle ($ US)[1]	*Prestations de retraite en fonction des années de service décomptées ($)*				
	15 ans	*20 ans*	*25 ans*	*30 ans*	*35 ans*
300 000	76 500	102 000	127 500	153 000	178 500
400 000	102 800	137 000	171 300	205 500	239 800

Nota :

1) *La rémunération aux fins de ce régime de retraite inclut le salaire de base, la prime et la participation aux bénéfices. La rémunération est calculée d'après la moyenne de revenu des cinq années civiles précédant immédiatement l'année de cessation d'emploi inclusivement.*

Afin de calculer les prestations de retraite totales de M. Brooks, le nombre estimatif d'années de service décomptées à l'âge normal de la retraite (65 ans) est de 25 ans.

Régime de revenu de retraite

M. Johansson participe au régime de revenu de retraite (« RRR ») de Falconbridge Limitée, un régime de retraite à prestations déterminées à l'intention des salariés canadiens. Les années de service décomptées pour M. Johansson au 31 décembre 2003 se chiffraient à 14,3 ans.

Le RRR fournit une couverture générale sur la base des prestations déterminées et comprend des composantes telles que des protections partielles contre l'inflation, plusieurs options de retraite, notamment la possibilité de retraite après 30 années de service, des prestations de retraite temporaires complémentaires jusqu'à l'âge de 65 ans, et des prestations au survivant correspondant à 66 ⅔ % des prestations de base.

M. Johansson a des prestations de revenu de retraite accumulées supérieures aux limites de prestations de retraite maximales permises par l'Agence des douanes et du revenu du Canada. Les prestations excédentaires sont payables directement par la société.

Le tableau suivant indique les prestations de retraite globales annuelles payables aux termes du RRR aux participants dans les catégories d'années de service et de rémunération précisées selon l'hypothèse que la retraite sera prise à l'âge de 65 ans :

Rémunération ($)[1]	*Prestations de retraite en fonction des années de service décomptées ($)*					
	15 ans	*20 ans*	*25 ans*	*30 ans*	*35 ans*	*40 ans*
300 000	67 500	90 000	112 500	135 000	157 500	180 000
400 000	90 000	120 000	150 000	180 000	210 000	240 000
500 000	112 500	150 000	187 500	225 000	262 500	300 000

Nota :

1) *La rémunération pour une année aux fins du RRR d'un membre de la direction (y compris M. Johansson) comprend le salaire de base et le moins élevé des montants suivants : le montant réel du paiement versé aux termes du programme d'encouragement annuel et le montant de la prime visée. Les prestations de retraite seront versées selon un taux de 1,5 % par année de service.*

Autres régimes de retraite

M. Porcile contribue au régime de pension national chilien qui exige que les employés qui travaillent au Chili versent des cotisations personnelles prescrites à un fonds d'investissement de revenu de retraite personnel rigoureusement réglementé. Noranda ne verse aucune cotisation supplémentaire au compte de M. Porcile. Toutefois, Noranda a convenu de verser à M. Porcile l'équivalent de son salaire de base, en vigueur au moment où il est mis fin à son emploi, jusqu'à ce qu'il atteigne l'âge de 65 ans, à moins qu'il ne démissionne ou qu'il soit mis fin à son emploi pour des motifs raisonnables. Si M. Porcile continuait à travailler pour la société après l'âge de 65 ans, Noranda lui versera un montant de départ équivalent à un mois de salaire de base pour chaque année et année partielle travaillées depuis sa date d'embauche initiale, tel que prévu par la législation chilienne s'il était mis fin à son emploi autrement que pour des motifs raisonnables.

PRÊTS AUX ADMINISTRATEURS ET MEMBRES DE LA HAUTE DIRECTION

Au 31 décembre 2003, le total des prêts consentis (autres que des « prêts consentis dans le cours normal des affaires » au sens de la législation canadienne sur les valeurs mobilières applicable) à tous les dirigeants, administrateurs et employés actuels et anciens de la société ou de ses filiales par la société ou ses filiales dans le cadre d'un achat de titres se chiffrait à environ 8,8 millions de dollars. L'encours global le plus élevé pendant l'exercice terminé le 31 décembre 2003 se chiffrait à 9,8 millions de dollars. Il représente les prêts consentis par la société aux termes du RAA et d'autres prêts (les « prêts »), tel qu'il est décrit ci-dessous.

À la suite des changements apportés aux lignes directrices américaines en matière de prêts consentis aux membres de la direction, le conseil a cessé de consentir des prêts aux termes du RAA en juin 2002. Aux termes du RAA, des prêts étaient consentis à des employés clés de la société et de ses filiales pour l'achat d'actions ordinaires avec escompte de 10 % à partir d'une formule de calcul du cours du marché préétablie. Les actions ordinaires étaient données en garantie du remboursement des prêts. Les prêts aux termes du RAA portent intérêt correspondant aux dividendes en espèces versés sur les actions ordinaires et sont remboursables dans un délai de dix ans. Sauf approbation du conseil, un participant ne peut rembourser chaque prêt qu'à raison de 20 % par an sur une base cumulative.

Chaque prêt est attesté par un billet à ordre du membre de la haute direction concerné, et les titres désignés sont donnés en garantie du paiement du billet. Les prêts portent intérêt, lequel est payable trimestriellement, à un taux correspondant au taux préférentiel d'une banque à charte canadienne.

Le tableau suivant indique le nom des administrateurs et des dirigeants de la société auxquels des prêts ont été consentis, ainsi que l'encours le plus élevé pour l'exercice terminé le 31 décembre 2003, ainsi que l'encours au 27 février 2004 :

TABLEAU DES PRÊTS AUX ADMINISTRATEURS ET MEMBRES DE LA HAUTE DIRECTION AUX TERMES DES PROGRAMMES D'ACHAT DE TITRES

Nom et poste principal	*Participation de l'émetteur ou d'une filiale*	*Encours le plus élevé pour l'exercice terminé le 31 décembre 2003 ($)*	*Encours au 27 février 2004[1] ($)*
David Kerr[2] Président du conseil	Prêt RAA	3 134 430	2 634 353
Derek Pannell[2] Président et chef de la direction	Prêts[4] Prêt RAA	484 000 1 999 878	484 000 1 999 878
Lars-Eric Johansson Vice-président directeur et chef des finances	Prêt[4]	250 000	250 000
Aaron Regent Vice-président directeur et chef des finances[3]	Prêts[4]	3 468 353	2 968 353
Martin Schady Premier vice-président, Développement de l'entreprise	Prêt RAA	500 018	500 018

Nota :

1) *Les garanties pour ces prêts sont constituées d'actions ordinaires et de titres de Partners et de ses sociétés liées ouvertes.*
2) *MM. Kerr et Pannell sont actuellement des administrateurs de la société, et ils sont candidats à l'élection à titre d'administrateurs de la société.*
3) *M. Regent a été vice-président directeur et chef des finances de Noranda jusqu'au 31 mai 2002. Le 1er juin 2002, il a été nommé président et chef de la direction de Falconbridge.*
4) *Ces prêts garantis portant intérêt ont été consentis par la société au membre de la haute direction concerné au moment de sa nomination en tant que cadre supérieur de la société afin de lui permettre d'acquérir des titres de Partners.*

RÉMUNÉRATION DES ADMINISTRATEURS

Les administrateurs (sauf les administrateurs qui sont des employés de la société) sont rémunérés pour leurs services à titre d'administrateurs au moyen d'honoraires annuels payables chaque trimestre. Les honoraires annuels que la société verse à chacun de ces administrateurs sont de 55 000 $. Des honoraires annuels supplémentaires de 5 000 $ sont versés à chaque administrateur en chef indépendant et au président du comité de vérification. Ce barème a été adopté le 1er mai 2003 et les honoraires annuels ont été versés aux administrateurs au pro rata pour la période du 1er mai au 31 décembre 2003.

Les administrateurs (sauf les administrateurs qui sont des employés de la société) étaient auparavant rémunérés pour leurs services à titre d'administrateurs au moyen d'une combinaison d'honoraires payés d'avance et de jetons de présence. Les honoraires annuels payés d'avance versés à chacun de ces administrateurs par la société étaient de 15 000 $. En outre, les administrateurs qui étaient membres de comités du conseil ont reçu pour chaque comité des honoraires annuels payés d'avance de 3 000 $. Chacun de ces administrateurs a également reçu un jeton de présence de 2 000 $ pour chaque réunion du conseil à laquelle il a assisté (autre que la réunion tenue immédiatement après l'assemblée annuelle des actionnaires) ainsi qu'un jeton de présence de 1 000 $ pour chaque réunion d'un comité à laquelle il a assisté. Les paiements aux administrateurs suivant ce barème ont été faits au pro rata pour la période du 1er janvier au 30 avril 2003.

Les honoraires payés d'avance qui auraient autrement été payables par la société à MM. Cockwell, Eyton, Flatt, Harding et Myhal en 2003 l'ont été à Brascan.

La société a un régime d'unités différées en actions pour les administrateurs qui ne sont pas des employés (le « RUDAANE »), lequel vise à accroître la capacité de la société d'attirer et de maintenir en fonction des personnes d'une grande compétence en qualité de membres de son conseil et à favoriser un meilleur rapprochement des intérêts des membres du conseil qui ne sont pas des employés de ceux des actionnaires de la société. Aux termes du RUDAANE, dans sa version modifiée en 2003, les honoraires annuels des administrateurs qui ne sont pas des employés (les « administrateurs admissibles ») sont entièrement versés sous forme d'unités différées en actions, sous réserve du droit de l'administrateur, suivant un choix qu'il effectue chaque année, de recevoir a) à concurrence de 50 % de ces honoraires au comptant; ou b) à concurrence de la totalité de ces honoraires au comptant si l'administrateur détient des unités différées en actions et des actions ordinaires dont la valeur ou le coût global est d'au moins 275 000 $ (cinq fois les honoraires annuels). Les honoraires payables sous forme d'unités différées en actions sont crédités à un compte ouvert au nom de l'administrateur admissible dans les livres de la société en date du troisième jour ouvrable qui suit la publication des résultats trimestriels ou annuels de la société (la « date d'évaluation »). Le nombre d'unités différées en actions (y compris les fractions de celles-ci) devant être créditées à la date d'évaluation est calculé en divisant le montant des honoraires à reporter par le cours de clôture des actions ordinaires déclaré à la Bourse de Toronto à la date d'évaluation. Des équivalents en dividendes sont crédités aux unités différées en actions lorsque des dividendes sont versés sur les actions ordinaires de la société. L'administrateur admissible recevra un paiement au comptant ou des actions ordinaires le quatrième jour ouvrable qui suit la publication suivante des résultats trimestriels de la société immédiatement après qu'il cesse de siéger au conseil.

Le conseil a décidé en principe que des options d'achat d'actions ne seront pas octroyées aux administrateurs qui ne sont pas des membres de la direction aux termes du ROAA.

Les administrateurs se voient également rembourser les frais de déplacement et les autres frais remboursables qu'ils ont engagés pour assister aux réunions du conseil et des comités du conseil.

PRÉSIDENT DU CONSEIL

La rémunération versée à M. Kerr, en sa qualité de président du conseil de la société, à l'égard de l'exercice terminé le 31 décembre 2003 se composait d'un salaire de 325 000 $, d'une gratification de 150 000 $ aux termes du RRV, d'une allocation d'avantages accessoires pour les dirigeants, d'une allocation d'automobile et d'une protection médicale pour les dirigeants totalisant 32 733 $, ainsi que d'une cotisation de 4 886 $ visant l'achat d'actions ordinaires aux termes du REAE. De plus, 85 000 options d'achat d'actions ont été octroyées à M. Kerr à un prix de levée de 13,82 $ le 10 février 2003 aux termes du ROAA et 8 900 unités lui ont été octroyées aux termes du RUDAD d'après un prix de 13,82 $ l'action ordinaire le 10 février 2003 à l'égard de l'exercice terminé le 31 décembre 2002.

GRAPHIQUE DE RENDEMENT

Le graphique suivant compare la variation annuelle en pourcentage du rendement total cumulatif revenant aux porteurs d'actions ordinaires de la société, pour les cinq derniers exercices, au rendement total cumulatif de l'indice de rendement global composé S&P/TSX et de l'indice canadien de rendement global S&P/TSX métaux diversifiés et mines :

RENDEMENT TOTAL CUMULATIF SUR CINQ ANS POUR UN INVESTISSEMENT DE 100 $
31 décembre 1998 – 31 décembre 2003[1][2]


275
250
225
200
175
150
125
100
75
1998
1999
2000
2001
2002
2003

	1998	1999	2000	2001	2002	2003
Noranda Inc.	100,0	133,0	107,9	113,8	113,0	171,3
Indice de rendement global composé S&P/TSX	100,0	131,7	141,5	123,7	108,3	137,2
Indice de rendement global S&P/TSX métaux diversifiés et mines	100,0	147,6	127,2	138,8	152,5	266,7

Nota :

1) *Dans l'hypothèse où les dividendes ont été réinvestis à la date ex-dividende.*
Source : Marchés boursiers TSX

2) *L'indice TSE métaux et mines, qui a été retiré de la Bourse de Toronto en 2003, était utilisé comme indice de référence dans les anciennes circulaires d'information de la direction de la société.*

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE RÉGIE D'ENTREPRISE

Le conseil croit que de saines pratiques en matière de régie d'entreprise contribuent à améliorer le rendement de la société et à augmenter la valeur pour les actionnaires. Le conseil est d'avis que les politiques et pratiques en matière de régie d'entreprise de Noranda indiquées ci-après sont appropriées et conformes aux lignes directrices en matière de régie d'entreprise adoptées par la Bourse de Toronto (les « lignes directrices de la Bourse de Toronto »). Les renseignements précis sur la société relativement à ces lignes directrices sont énoncés à l'annexe A de la présente circulaire. Le conseil est également d'avis que ces politiques et pratiques sont conformes aux plus récentes règles de la Bourse de New York (« NYSE ») portant sur les normes d'inscription en matière de régie d'entreprise, outre l'exigence d'avoir une fonction de vérification interne à laquelle la société donne actuellement suite et qu'elle prévoit mettre en place au début de 2005.

Le conseil continuera à évaluer de façon critique les pratiques de la société en matière de régie d'entreprise afin de respecter son engagement de maintenir de saines pratiques en matière de régie d'entreprise.

CONSEIL D'ADMINISTRATION

Mandat

Le mandat du conseil, tel qu'il est prévu dans les statuts de la société, est de gérer ou de superviser la gestion des affaires internes et commerciales de la société et d'agir au mieux des intérêts de celle-ci.

Dans le cadre de son mandat, le conseil est responsable, notamment :

- de passer en revue le plan commercial annuel et les stratégies commerciales globales de la société;
- d'examiner les principaux risques auxquels sont assujetties les activités de la société pour s'assurer que ces risques sont acceptables et que des systèmes appropriés sont en place pour gérer ces risques;
- de passer en revue les initiatives stratégiques importantes pour s'assurer que les mesures proposées par la société sont conformes aux objectifs des actionnaires;
- de nommer le chef de la direction et passer en revue la planification de la relève;
- d'évaluer le rendement de la direction comparativement aux plans d'affaires approuvés et aux normes de l'industrie;
- d'examiner et approuver les rapports remis aux actionnaires, y compris les états financiers annuels et intermédiaires;
- de s'assurer que le conseil exerce ses activités efficacement; et
- de maintenir les participations en actions des actionnaires en utilisant le plus efficacement possible les ressources en capital de la société, notamment au moyen de la mise en place d'une politique appropriée en matière de dividendes.

Réunions

Le conseil se réunit trimestriellement pour examiner, notamment, le rendement de la société sur une base consolidée et par unité fonctionnelle. Les résultats sont comparés au plan préétabli et au rendement des années précédentes. Au cours de ces réunions, le conseil reçoit également du chef de la direction des rapports sur les activités, ainsi que divers autres rapports concernant d'autres questions pertinentes, pour permettre aux administrateurs de superviser la gestion des affaires internes et commerciales de la société. Les stratégies de la société et leur mise en œuvre sont souvent abordées au cours des réunions du conseil.

Une réunion est tenue chaque année, à un endroit ou à une installation où un examen organisé des opérations a lieu, au cours de laquelle les administrateurs sont en mesure de mieux connaître les activités de la société et d'entrer en contact avec le personnel clé chargé de l'exploitation.

Le conseil se réunit également une fois l'an pour revoir et évaluer le plan d'affaires de la société pour l'année suivante, ainsi que ses objectifs stratégiques globaux, ses priorités, les occasions qui s'offrent à elle et les risques auxquels elle est assujettie. La direction élabore ce plan et, au cours de cette réunion, le soumet au conseil pour discussion, fait part de ses commentaires au conseil et obtient l'approbation du conseil. Ce plan constitue, notamment, une toile de fond relativement aux demandes d'affectation de capital au cours de l'exercice, et marque des points de repères sur lesquels s'appuie le conseil pour évaluer le rendement de la direction. Au cours de cette réunion, la direction fait part de son avis concernant les principales tendances à long terme et les principaux facteurs globaux.

D'autres réunions du conseil sont convoquées selon les circonstances lorsque le conseil doit se prononcer sur des questions particulières.

En 2003, il y a eu quatre réunions normales, une réunion stratégique et six réunions extraordinaires pour examiner des initiatives stratégiques spécifiques. Quatre réunions normales et une réunion stratégique sont prévues en 2004. La fréquence des réunions et les points à l'ordre du jour peuvent changer selon les occasions qui se présentent pour la société ou les risques auxquels elle est confrontée.

Composition et taille

Le conseil se compose de 14 administrateurs, dont cinq (soit MM. Cockwell, Eyton, Flatt, Harding et Myhal) ont été désignés par Brascan, principal actionnaire de la société, et deux (soit MM. Kerr et Pannell) sont des membres antérieurs et actuels de la haute direction. Le conseil est d'avis que cette composition permet un échange d'opinions constructif lors des délibérations du conseil, qui mène à un processus de prise de décision objectif, bien équilibré et bien informé.

Le conseil a fixé des critères de sélection des administrateurs et de rendement du conseil dans son ensemble, dans le but de favoriser la diversité des opinions et d'assurer la présence de personnes possédant une expérience approfondie des affaires et d'autres expériences pertinentes.

Le conseil estime que les 12 administrateurs suivants sur les 14 administrateurs actuels de la société sont des administrateurs « non reliés » au sens des lignes directrices de la Bourse de Toronto et des administrateurs indépendants au sens des normes de la NYSE: Alex G. Balogh, André Bérard, Jack L. Cockwell, V. Maureen Kempston Darkes, J. Trevor Eyton, J. Bruce Flatt, A.L. (Al) Flood, Norman R. Gish, Robert J. Harding, James W. McCutcheon, Frank J. McKenna et George E. Myhal. Un administrateur « non relié » est un administrateur indépendant de la direction et n'ayant aucun intérêt ni aucune relation, y compris des relations d'affaires, mais à l'exclusion d'intérêts ou de relations découlant simplement de son actionnariat, qui soit susceptible de nuire d'une façon importante à sa capacité d'agir au mieux des intérêts de la société, ou qui soit raisonnablement susceptible d'être perçu comme ayant cet effet. Le conseil, pour en arriver à la conclusion que les 12 administrateurs indépendants répondent aux normes d'indépendance des administrateurs de la société, applique aussi les critères supplémentaires prévus dans les normes de qualification des administrateurs indépendants qui font partie des lignes directrices en matière de régie d'entreprise adoptées par le conseil et affichées sur le site Web de la société. Ces critères sont pris en considération et s'ajoutent à l'examen, pour chaque administrateur, d'une variété de types de relations, selon le cas, notamment de relations juridiques, comptables, de consultation, commerciales, bancaires, caritatives et familiales, tant du point de vue de l'administrateur que de celui de l'organisation à laquelle il est associé. Les deux administrateurs reliés, non indépendants de la société sont MM. Kerr et Pannell.

M. Kerr a été président du conseil et chef de la direction de la société jusqu'au 1er juin 2002, date à laquelle M. Pannell a été nommé président et chef de la direction et M. Kerr président du conseil.

Administrateur en chef indépendant

Depuis le 1er septembre 2001, M. McKenna, président du comité de régie, a agi en qualité d'« administrateur en chef indépendant »; il a pour mandat d'assumer les fonctions suivantes :

- présider une séance « à huis clos » au cours de chaque réunion du conseil sans la présence de la direction afin de donner aux administrateurs indépendants l'occasion de discuter pleinement et franchement des questions et faire part de leurs commentaires, agissant en tant que liaison entre les administrateurs et ensuite entre le conseil et la haute direction;
- tel qu'il est décrit ci-après, rencontrer individuellement, ou veiller à ce que le président du conseil rencontre individuellement, chaque administrateur une fois par année pour discuter et recevoir des suggestions sur les façons d'améliorer les pratiques en matière de régie d'entreprise de Noranda, l'efficacité globale du conseil et la contribution de chaque administrateur;
- si le besoin se fait sentir, être disponible pour discuter avec tous les administrateurs des questions liées à l'indépendance du conseil; et convoquer une réunion du comité de régie si elle est nécessaire ou justifiée dans les circonstances.

Un employé de la société qui souhaite porter une question à la connaissance des administrateurs non membres de la direction peut entrer en contact avec l'administrateur en chef indépendant au moyen de la ligne téléphonique d'éthique accessible dans le cadre du code d'éthique de la société.

Approbations préalables/gestion des risques

Outre les questions qui doivent, conformément à la loi, être approuvées par le conseil d'administration d'une société, le conseil a établi des processus, des procédures et des lignes directrices en matière d'approbation des dépenses en capital pour donner suite aux demandes d'autorisation d'engager des dépenses en capital importantes. Chaque année, le conseil passe en revue les dépenses en capital prévues de la société. De plus, toutes les demandes d'autorisation d'engager des dépenses en capital de plus de 10 millions de dollars qui sont proposées par la société ou ses entreprises en propriété exclusive doivent, au préalable, obtenir l'approbation expresse du conseil. D'autres questions importantes comme une acquisition ou une disposition importante d'éléments d'actif exigent aussi l'approbation préalable du conseil.

Le conseil a mandaté la direction en vue de repérer les principaux risques liés aux activités de Noranda et de passer régulièrement en revue avec des comités spécifiques et/ou avec le conseil au complet les mesures qui sont prises pour les traiter et les gérer efficacement. Afin de porter une attention particulière à l'évaluation des risques et à sa supervision, de même qu'aux contrôles et procédures de divulgation en général, la direction a révisé la composition de son comité de divulgation qui se compose principalement du premier vice-président, avocat en chef; du vice-président, Relations avec les investisseurs, communications et affaires publiques; du premier vice-président, Approvisionnement, logistique, transport et services d'information; et du secrétaire de la société. En plus de se réunir à intervalles fréquents afin de discuter de questions de divulgation et de surveiller la conformité de la société à sa politique de divulgation, le comité de divulgation se réunit au moins une fois par trimestre afin d'examiner et d'analyser l'efficacité du processus de gestion des risques de l'entreprise de la société, qu'il évalue de façon continue afin de trouver des moyens de l'améliorer. Aux termes d'un cadre de gestion des risques, un exposé de ces questions est présenté au comité de régie, au comité de vérification et à l'ensemble du conseil par un ou des membres du comité de divulgation. En outre, les risques liés aux questions financières sont supervisés régulièrement par le comité de vérification et les risques liés aux questions en matière d'environnement, de santé au travail et de sécurité sont supervisés régulièrement par le comité de l'environnement, de la santé et de la sécurité. En matière de gestion des risques, le conseil a adopté des politiques en matière de gestion des risques de trésorerie qui portent sur les activités boursières importantes précises de la trésorerie de la société et une politique d'opérations sur les marchandises concernant les activités de négociation des métaux. Des niveaux d'autorisation et autres paramètres ont été établis, et l'approbation préalable du conseil est requise pour les opérations dépassant les seuils d'importance jugés appropriés par le conseil. Parmi les autres outils de gestion des risques, citons le code d'éthique de Noranda, sa politique en matière d'environnement, de sécurité et de santé, sa politique de divulgation de renseignements et la remise d'un rapport d'assurance annuel au comité de vérification.

Activités du conseil

Un plan de travail et un échéancier des présentations des unités fonctionnelles pour l'année à venir sont préparés pour le conseil et pour chaque comité. Ils sont continuellement mis à jour en vue d'inclure les points supplémentaires requis par un membre du conseil ou d'un comité. D'autres points spéciaux sont ajoutés à l'ordre du jour au fur et à mesure des besoins en fonction de l'état des affaires internes de la société et à la lumière des occasions ou risques qui se présentent.

Efficacité du conseil et des comités

Un ordre du jour ainsi qu'une documentation complète sont envoyés aux administrateurs avant toutes les réunions du conseil et des comités afin de les aider à se préparer adéquatement et à prendre pleinement part aux discussions et aux décisions. En outre, les administrateurs reçoivent des rapports écrits mensuels qui soulignent les facteurs et renseignements financiers importants, ainsi que des mises à jour écrites ou verbales périodiques du chef de la direction sur des questions d'importance stratégique.

L'efficacité du conseil dans son ensemble est évaluée annuellement, tout comme les pratiques de régie d'entreprise de Noranda. Ces évaluations incluent l'examen du fonctionnement du conseil et de ses comités, la pertinence des informations fournies aux administrateurs, la structure du conseil, la satisfaction des administrateurs à l'égard du processus d'établissement de la stratégie de la société ainsi que de l'examen et de l'évaluation du rendement de la société par rapport au plan d'affaires et le rendement du chef de la direction, et les opinions des administrateurs quant à l'efficacité du conseil et des comités de la société par rapport à d'autres entreprises. L'administrateur en chef indépendant et/ou le président du conseil rencontrent individuellement chaque administrateur en vue d'obtenir son avis sur ces questions ainsi que relativement à l'apport fourni par chaque administrateur. Ce processus d'évaluation constitue un moyen efficace pour le conseil d'examiner son propre rendement et l'apport de chaque administrateur, d'évaluer sa capacité de fonctionner de façon indépendante de la direction et de réunir et communiquer clairement ses attentes en ce qui concerne la direction. Outre ces évaluations annuelles, les administrateurs sont invités, en tout temps, à proposer des changements pour améliorer les fonctions du conseil et des comités ainsi que les processus de régie d'entreprise de la société.

Des mesures adéquates sont prises en vue d'assurer que les nouveaux membres du conseil acquièrent une compréhension d'usage des entreprises de la société, de ses objectifs stratégiques et commerciaux, ainsi que des défis et risques auxquels elle fait face, de façon à pouvoir rapidement et efficacement fournir leur apport. Des documents préparatoires sont fournis, et des réunions d'orientation sont organisées avec les membres de la haute direction. Le personnel de direction et d'exploitation se tient en tout temps à la disposition de tous les administrateurs pour fournir des renseignements relativement à leurs responsabilités et domaines fonctionnels et pour répondre aux questions. Un manuel renfermant des renseignements pertinents pour les administrateurs est distribué chaque année.

Les administrateurs sont élus pour un mandat se terminant à la prochaine assemblée annuelle des actionnaires de la société ou jusqu'à ce que leurs successeurs soient dûment élus ou nommés. Le conseil a fixé à 70 ans l'âge de la retraite pour les administrateurs, à moins de recommandations contraires du comité de régie dans des cas particuliers examinés chaque année.

COMITÉS DU CONSEIL

Les comités du conseil font partie intégrante de la structure de régie d'entreprise de la société. Il existe quatre comités permanents qui ont été créés pour affecter les compétences et les ressources nécessaires à des domaines particuliers et pour améliorer la qualité des débats tenus aux réunions du conseil. Après chaque réunion d'un comité, le président du comité fait rapport au conseil des activités de son comité et facilite la prise efficace de décisions par le conseil et les discussions efficaces au sein du conseil en formulant des recommandations sur les questions qui relèvent du mandat de ce comité. Les mandats des comités sont définis par écrit et passés en revue et approuvés périodiquement par le conseil, et sont résumés ci-dessous. La participation aux comités donne aux administrateurs une occasion valable de prendre efficacement part aux délibérations et aux activités du conseil et de ses comités.

Tous les comités se composent entièrement d'administrateurs non reliés.

Outre les quatre comités permanents, le conseil d'administration peut à l'occasion juger opportun d'établir un comité spécial pour examiner certaines questions particulières.

M. Pannell, en qualité de chef de la direction, est fréquemment invité à participer aux réunions des comités, afin de faire part des renseignements pertinents et de ses commentaires relativement aux choix et aux options stratégiques possibles pour améliorer les discussions du comité. Lorsqu'un comité le juge pertinent, notamment lorsqu'il s'agit de questions qui le touchent directement, tel que des discussions relativement à son rendement ou à sa rémunération, le comité demande à M. Pannell de quitter la réunion.

Rapport du comité de vérification

Le comité de vérification collabore avec le conseil pour ce qui est de ses responsabilités relativement aux méthodes de comptabilité et de présentation de l'information financière de la société. Ces responsabilités comprennent :

- l'examen des états financiers consolidés trimestriels et annuels et le « rapport de gestion » avant leur approbation par le conseil et leur diffusion au public;
- l'examen des méthodes et conventions comptables, des résultats des vérifications externes et des questions s'y rapportant;
- l'évaluation des contrôles internes comparativement aux systèmes de divulgation de données financières et comptables de la société;

- l'examen des modalités du mandat et des plans de vérification des vérificateurs, ainsi que l'évaluation des services non liés à la vérification fournis par les vérificateurs;
- l'examen des honoraires et des frais des services de vérification ainsi que la recommandation de vérificateurs externes aux fins de nomination par les actionnaires.

Ses membres actuels sont : A.L. (Al) Flood, (*président*), André Bérard, Norman R. Gish et Frank J. McKenna. En plus d'être des administrateurs indépendants et non reliés au sens défini ci-dessus, aucun des membres n'est relié à Brascan, principal actionnaire de la société, et tous les membres du comité de vérification passent le test supplémentaire d'« indépendance » de la loi intitulée *Sarbanes-Oxley Act of 2002*, c'est-à-dire que les jetons de présence que ces administrateurs reçoivent sont la seule rémunération qu'ils ou que leur cabinet reçoivent de la société. Chacun des membres du comité de vérification possède des compétences financières. Le conseil est arrivé à la conclusion qu'au moins deux membres de ce comité, soit MM. Flood et Bérard, possèdent chacun les compétences leur permettant d'agir en tant qu'« experts financiers du comité de vérification » pour les besoins des règles applicables aux comités de vérification adoptées par la Securities and Exchange Commission des États-Unis.

Au cours de 2003, ce comité s'est réuni quatre fois. À chaque réunion, le comité de vérification a rencontré de façon privée les vérificateurs externes de la société pour discuter de questions particulières et les analyser, au besoin. Les activités du comité de vérification, au cours du dernier exercice, ont notamment été les suivantes :

- examiner les états financiers intermédiaires trimestriels de la société et les communiqués de presse qui les accompagnent devant faire l'objet d'une annonce publique et d'un dépôt auprès des autorités de réglementation du Canada et des États-Unis;
- examiner et analyser avec les vérificateurs externes la situation des diverses provisions pour restauration des lieux qui sont faites pour les responsabilités et risques potentiels;
- examiner la notice annuelle 2002 de la société, et faire des commentaires sur celle-ci, avant son dépôt auprès des autorités de réglementation canadiennes et américaines (formulaire 40-F);
- examiner, afin de formuler des recommandations au conseil, des opérations particulières avec Brascan, principal actionnaire de la société : i) levée d'une option de la société visant la vente à Brascan de 150 millions de dollars CA d'actions privilégiées, série I; et ii) conclusion avec un membre du groupe de Brascan d'un programme de titrisation des débiteurs;
- examiner et recommander au conseil l'adoption du dollar américain comme monnaie d'exploitation et de présentation de l'information financière;
- examiner les exigences et les procédés de déclaration et de contrôle de divulgation d'entreprise de la loi intitulée *Sarbanes-Oxley Act of 2002*, y compris l'attestation fournie par le chef de la direction et le chef des finances ainsi que les systèmes de gestion des risques à l'intérieur de la structure de l'entreprise;
- examiner les pratiques en matière de régie d'entreprise du comité de vérification et modifier le mandat de celui-ci afin d'y intégrer les nouvelles exigences réglementaires et normes d'indépendance;
- examiner la lettre de mission avec les vérificateurs externes et les honoraires de vérification annuels avant l'approbation par le conseil, et approuver préalablement les services non liés à la vérification ainsi que leur coût avant qu'ils soient fournis.

Le comité de vérification a examiné et analysé avec la direction et les vérificateurs externes les états financiers consolidés de la société au 31 décembre 2003 et le rapport de gestion qui se trouve dans le rapport annuel 2003. En se fondant sur cet examen, et sur le rapport des vérificateurs externes, le comité de vérification a recommandé au conseil que ces états financiers et ce rapport de gestion soient approuvés et déposés auprès des autorités de réglementation canadiennes et américaines.

Le comité de vérification a recommandé au conseil de demander aux actionnaires de la société d'approuver la reconduction du mandat d'Ernst & Young, s.r.l., comptables agréés, en qualité de vérificateurs externes pour 2004.

Comité de régie
Le comité de régie s'assure que le conseil s'acquitte bien de son mandat et de ses responsabilités. Il doit, notamment :

- faire rapport annuellement au conseil sur l'efficacité du rendement global du conseil, y compris examiner expressément les domaines où l'efficacité du conseil peut être améliorée compte tenu des suggestions de l'ensemble des administrateurs;
- passer en revue le programme du conseil pour l'exercice à venir ainsi que les méthodes et procédés à adopter pour mener le programme à bien;
- approuver l'engagement par un administrateur de tout expert indépendant aux frais de la société lorsque cela est approprié et nécessaire pour permettre à cet administrateur de s'acquitter de son mandat et de ses responsabilités;
- élaborer et recommander au conseil un ensemble de lignes directrices en matière de régie d'entreprise qui s'appliquent à la société, et plus particulièrement passer en revue et approuver le présent énoncé des pratiques en matière de régie d'entreprise;
- évaluer la taille et la composition appropriées du conseil;
- superviser l'évaluation du conseil;
- instaurer des critères de sélection des administrateurs et trouver des candidats compétents aux postes de membres du conseil éventuels;
- recommander des candidats pour l'élection ou la nomination comme administrateurs;
- formuler des recommandations quant à la composition des divers comités.

Ce comité s'est réuni trois fois en 2003. Ses membres actuels sont : Frank J. McKenna (*président*), qui est aussi administrateur en chef indépendant, V. Maureen Kempston Darkes, Norman R. Gish, Robert J. Harding et James W. McCutcheon.

Comité de l'environnement, de la santé et de la sécurité
Vu l'engagement de la société en matière de gestion des questions environnementales, de santé au travail et de sécurité, le comité de l'environnement, de la santé et de la sécurité est chargé de faire ce qui suit :

- examiner les rapports périodiques à l'intention de la direction sur l'exploitation des systèmes de gestion de l'environnement et des questions de santé au travail et de sécurité de la société et faire rapport au conseil à ses réunions régulières à l'égard de toute question importante découlant de ces rapports;
- examiner les rapports périodiques à l'intention de la direction sur des incidents importants touchant l'environnement, la santé au travail et la sécurité et faire rapport au conseil sur ces incidents à ses réunions régulières;
- répondre au conseil sur des questions spécifiques soulevées par les administrateurs, les membres de la direction, les employés et le public concernant des questions portant sur l'environnement, la santé au travail et la sécurité de la société;
- examiner tout rapport de la direction sur des questions d'environnement, de santé au travail et de sécurité pouvant toucher les stratégies d'entreprise à moyen et long termes de la société et faire rapport au conseil à cet égard à ses réunions régulières.

Ce comité s'est réuni à trois reprises en 2003. Ses membres actuels sont : Alex G. Balogh (*président*), J. Trevor Eyton, James W. McCutcheon et Robert J. Harding.

Comité des ressources humaines
Les responsabilités du comité des ressources humaines incluent :

- l'étude de l'ensemble de la stratégie, des objectifs, des politiques et des régimes en matière de rémunération;
- l'examen et l'évaluation annuels du rendement du chef de la direction en fonction des objectifs convenus et l'analyse des évaluations du rendement des autres membres de la haute direction;

- la recommandation de la rémunération du chef de la direction et de la haute direction;
- l'étude des nominations de membres de la haute direction;
- l'assurance que des plans de relève appropriés sont en place pour la haute direction;
- l'évaluation périodique du montant et du mode de rémunération des administrateurs et la formulation de recommandations à cet égard;
- l'évaluation périodique du régime d'options d'achat d'actions de la société.

Le comité a aussi la responsabilité d'aider le conseil à s'acquitter de ses responsabilités fiduciaires liées aux régimes de retraite de la société. Ces responsabilités comprennent :

- l'examen des rapports actuariels, des hypothèses et des recommandations en matière de politiques de financement adoptées par le comité interne de gestion des régimes de retraite (« CGRR ») de la société;
- la confirmation de toutes les nominations de personnes au CGRR et l'étude des nominations par le CGRR des personnes ou des cabinets qui agiront à titre de fiduciaire, de dépositaire, d'actuaire, de conseiller principal en placement et de vérificateurs;
- l'examen de la stratégie, des objectifs et des politiques de placement ainsi que de la stratégie de financement ayant trait aux régimes de retraite;
- l'examen des états financiers vérifiés de la caisse de retraite de chaque régime de retraite, tels qu'approuvés par le CGRR;
- l'examen des rapports périodiques préparés par le CGRR sur les aspects essentiels du fonctionnement et du rendement des régimes de retraite et de la conformité de ces derniers aux règlements et aux stratégies approuvées;
- l'étude des modifications importantes apportées aux régimes de retraite.

Ce comité s'est réuni cinq fois en 2003. Ses membres actuels sont : Jack L. Cockwell (*président*), André Bérard, J. Bruce Flatt, A.L. (Al) Flood et Robert J. Harding.

Renseignements sur le conseil et les comités

Les renseignements que fournit la direction aux administrateurs jouent un rôle primordial relativement à leur efficacité. Outre les rapports soumis au conseil et à ses comités au cours de leurs réunions régulières et extraordinaires, la direction informe également les administrateurs au fur et à mesure de l'évolution des activités de la société et des décisions importantes qu'elle prend dans le cadre de la poursuite du plan stratégique de la société et de l'atteinte de ses objectifs. Les administrateurs évaluent de façon périodique la qualité, l'intégralité et la pertinence des renseignements fournis par la direction au conseil.

POLITIQUES EN MATIÈRE DE COMMUNICATION ET DE DIVULGATION DE RENSEIGNEMENTS

Le conseil approuve les états financiers consolidés annuels de la société; les communiqués de presse portant sur la diffusion des états financiers trimestriels; les rapports trimestriels aux actionnaires; et le contenu d'autres documents d'information importants de Noranda. En plus d'être accessibles à tous les actionnaires et au public en général sur demande, ces documents et d'autres documents prescrits peuvent être consultés dans la banque de données électroniques réglementaire canadienne appelée « SEDAR » (le Système électronique de données, d'analyse et de recherche) (http://www.sedar.com). La société a aussi établi et maintient un site Internet (http://www.noranda.com) présentant, notamment, une section « relations avec les épargnants » comprenant des rapports annuels antérieurs, des communiqués de presse et d'autres renseignements et présentations complémentaires mentionnés ci-dessous, ainsi qu'une section environnementale et une section liée à l'exploitation. La société affiche sur son site Web le texte intégral de son code d'éthique et de ses lignes directrices en matière de régie d'entreprise de même que le mandat de chacun des comités du conseil.

Les membres de la haute direction de Noranda feront des exposés et répondront aux questions des actionnaires à l'assemblée afin d'expliquer les résultats commerciaux de la société pour l'exercice antérieur, ainsi que ses objectifs commerciaux et stratégies pour l'avenir. Ils se réunissent aussi périodiquement avec les investisseurs institutionnels et les analystes de l'industrie minière pour faciliter leur compréhension de questions qui ont été dévoilées au public. Les exposés faits aux conférences destinées aux épargnants sont rapidement accessibles sur Internet.

À la suite de la diffusion de ses résultats financiers par communiqué de presse, Noranda diffuse ses conférences téléphoniques trimestrielles sur Internet. Cette diffusion est accessible tant en différé qu'en direct par voie du téléphone et de l'Internet. On peut écouter les enregistrements des conférences téléphoniques pendant une semaine après qu'elles ont eu lieu, alors que la diffusion sur Internet est accessible pendant une année. Cette mesure permet à l'ensemble des épargnants, des analystes, des médias et des autres personnes intéressées d'écouter simultanément les exposés de la haute direction sur ces questions et de poser des questions par voie téléphonique ou par Internet. Des présentations électroniques de diapositives sont également diffusées sur le site Web de la société après la publication du communiqué de presse portant sur les résultats trimestriels ou annuels, généralement plusieurs heures avant la conférence téléphonique.

À d'autres moments, les membres de la haute direction compétents de la société sont disponibles pour donner des renseignements et répondre promptement aux questions des actionnaires, des médias et du public en général. Des visites des sites, destinées aux épargnants et aux analystes financiers, sont organisées périodiquement afin de favoriser la compréhension que la communauté financière a de l'exploitation. Aucune divulgation de renseignements importants concurrentiels et confidentiels n'est permise au cours de ces visites. Des rencontres en tête-à-tête ont également lieu à l'occasion avec des membres de la haute direction désignés, la discussion se limitant à des renseignements financiers et des questions du domaine public.

Les numéros de téléphone à cet égard figurent à la dernière page du rapport annuel 2003 de la société. Noranda a aussi mis sur pied une ligne sans frais au moyen de laquelle les actionnaires peuvent obtenir certains renseignements directement auprès de l'agent des transferts et agent chargé de la tenue des registres.

La société a également une politique en matière de divulgation qui résume ses politiques et pratiques relatives à la divulgation de renseignements importants aux épargnants, aux analystes et aux médias. Cette politique vise à s'assurer que les communications de la société avec la communauté financière se font dans les délais opportuns et d'une manière uniforme et conforme à toutes les lois sur les valeurs mobilières applicables.

AUTRES RENSEIGNEMENTS

ASSURANCE DE LA RESPONSABILITÉ CIVILE DES ADMINISTRATEURS ET DES DIRIGEANTS

La société a souscrit une assurance de la responsabilité civile des administrateurs et des dirigeants, dont la limite de garantie est de 25 millions de dollars en vertu de la police de base et de 25 millions de dollars en vertu de la police complémentaire (toutes deux détenues par Brascan). Chacune de ces polices couvre la société, certaines de ses filiales et sociétés liées et certaines autres sociétés désignées par Brascan, qui partagent la limite de garantie annuelle combinée de 50 millions de dollars, sous réserve d'une franchise de 1 million de dollars par sinistre pour la société (dans chaque cas, une « organisation assurée »).

En général, en vertu de cette police d'assurance, une organisation assurée a droit au remboursement des indemnités versées aux administrateurs ou aux dirigeants, comme il est prescrit ou permis par la loi ou les règlements à l'égard des provisions pour sinistres, y compris les frais juridiques engagés par les administrateurs et les dirigeants dans l'exercice de leurs fonctions. Cette police prévoit également une protection directe sans franchise pour chaque administrateur et dirigeant s'il n'est pas indemnisé par l'organisation assurée. L'assurance à l'égard des administrateurs et des dirigeants comporte certaines exclusions qui comprennent, notamment, les actes considérés comme délibérément frauduleux ou malhonnêtes ou qui ont entraîné un profit ou un avantage personnel.

Les deux polices sont entrées en vigueur le 1er novembre 2003, moyennant une prime combinée globale pour la société de 159 830 $, dont 111 206 $ doivent être payés entièrement par la société, et le solde, par certaines filiales et sociétés liées de la société. Des 111 206 $ à payer directement par la société, une somme estimative de 40 964 $ devait être versée à l'égard des administrateurs pris collectivement, et 70 242 $, à l'égard des dirigeants pris collectivement. La durée de chaque police est de un an, les modalités et les primes étant établies à chaque renouvellement.

MEMBRES DE LA DIRECTION ET AUTRES PERSONNES INTÉRESSÉES DANS DES OPÉRATIONS IMPORTANTES

Noranda Aluminium Inc. (« Aluminium »), filiale en propriété exclusive de Noranda, a conclu une entente d'approvisionnement en électricité avec Brascan Energy Marketing Inc. (« BEMI »), filiale en propriété exclusive de Brascan, le 1er juin 2003. Aux termes de l'entente, BEMI est tenue de fournir à la nouvelle fonderie d'aluminium primaire située à Madrid d'Aluminium jusqu'à 500 MWh d'électricité chaque année pour une période de deux ans, à compter du 1er juin 2003, à des taux comportant un élément variable fondé sur les prix du marché.

Aux termes d'une entente de soutien intervenue entre la société et Brascan, prévoyant le concours et le soutien du plus gros actionnaire de la société à l'égard de son plan d'affaires, la société était en droit de remettre un avis à Brascan au plus tard le 30 avril 2003, aux termes duquel Brascan achèterait à concurrence de 12 millions d'une série d'actions privilégiées de la société au prix de 25,00 $ l'action, pour un produit brut pouvant atteindre 300 millions de dollars. Le 22 avril 2003, la société a levé cette option et Brascan a acheté 6 millions d'actions privilégiées à dividende cumulatif, série I (les « actions privilégiées série I ») pour un produit brut de 150 millions de dollars. Les actions privilégiées étaient assorties du versement d'un dividende cumulatif trimestriel correspondant à 8 % par année, lequel pourrait être payé, au gré de la société et sous réserve des approbations réglementaires, en espèces ou en actions ordinaires. La société était tenue d'affecter le produit net tiré d'une émission publique ultérieure de ses titres avec participation pour racheter les actions privilégiées alors en circulation. La société a convenu de verser à Brascan une rémunération de placement correspondant à 3 % du produit brut réalisé par la société à la vente d'actions privilégiées à Brascan. En août 2003, la société a émis 48 520 000 actions ordinaires, dont 20 millions ont été émises à Brascan à un prix correspondant au prix d'offre. La société a affecté environ 147 millions de dollars du produit net tiré de l'émission des actions ordinaires au rachat de la totalité des actions privilégiées série I en circulation. Étant donné que les actions privilégiées série I ont été rachetées dans les 120 jours suivant la date de leur émission, le prix de rachat a été réduit d'un montant par action correspondant à 0,75 $ ou 3 % du produit brut que la société a tiré de la vente des actions privilégiées série I à Brascan.

Brascan Financial Corporation, filiale de Brascan, a accordé à la société une facilité de crédit consentie d'un capital de 25 millions de dollars canadiens qui expire le 31 janvier 2006.

RENSEIGNEMENTS SUPPLÉMENTAIRES

La société fournira à toute personne qui en fera la demande au secrétaire de la société au siège social de la société au BCE Place, 181 Bay Street, Suite 200, Toronto (Ontario) M5J 2T3, un exemplaire :

i) de la dernière notice annuelle de la société, déposée auprès des commissions des valeurs mobilières ou d'autres autorités de réglementation semblables au Canada, y compris le rapport de gestion, les états financiers consolidés comparatifs du dernier exercice terminé et le rapport des vérificateurs y afférent;
ii) de la présente circulaire d'information de la direction; et
iii) des rapports intermédiaires non vérifiés aux actionnaires publiés après ces états financiers consolidés.

AUTRES QUESTIONS DEVANT ÊTRE SOUMISES À L'ASSEMBLÉE

Mises à part les questions dont il est fait mention dans l'avis de convocation à l'assemblée ci-joint, la société n'est au courant d'aucune autre question devant être soumise à l'assemblée.

APPROBATION DES ADMINISTRATEURS

Les administrateurs de la société ont approuvé le contenu et l'envoi de la présente circulaire.

FAIT le 4 mars 2004.

STEPHEN K. YOUNG,
Secrétaire

ANNEXE.A

LIGNES DIRECTRICES EN MATIÈRE DE RÉGIE D'ENTREPRISE

Le conseil d'administration est d'avis que les procédures et pratiques de la société en matière de régie d'entreprise sont détaillées et conformes aux lignes directrices de la Bourse de Toronto. Le texte qui suit résume ces lignes directrices et indique, dans chaque cas, les pratiques actuelles de la société.

1. **Le conseil d'administration devrait assumer explicitement la responsabilité de gérance de la société et, dans le cadre de la responsabilité générale de gérance, il devrait assumer la responsabilité des questions énoncées ci-dessous :**

   a) Adoption d'un processus de planification stratégique
   Le conseil se réunit chaque année et tient des réunions extraordinaires, au besoin, pour examiner le plan d'affaires annuel et les stratégies commerciales globales de la société. Le conseil examine également les initiatives stratégiques importantes pour s'assurer que les mesures proposées par la société sont en accord avec les objectifs des actionnaires.

   b) Identification des principaux risques associés à l'entreprise de la société et la prise de mesures assurant la mise en œuvre de systèmes appropriés permettant la gestion de ces risques
   Le conseil, directement et par l'intermédiaire de ses comités, examine les principaux risques auxquels l'entreprise de la société est assujettie pour s'assurer que des systèmes de gestion des risques adéquats ont été mis en oeuvre.

   c) Planification de la relève, y compris la supervision des hauts dirigeants
   Le conseil nomme un chef de la direction et d'autres membres de la haute direction, et passe en revue, directement et par l'intermédiaire de son comité des ressources humaines, la planification de la relève.

   d) Politique de communications
   Le conseil a adopté une politique en matière de divulgation des renseignements de la société qui résume ses pratiques et politiques relativement à la divulgation de renseignements importants aux épargnants, aux analystes et aux médias. La direction a aussi mis sur pied un comité de divulgation chargé de surveiller le respect de cette politique et de donner des conseils à cet égard.

   e) Intégrité des systèmes de contrôles internes et d'information de gestion
   Le comité de vérification s'assure, au moyen d'un processus d'enquête réalisé conjointement avec la direction et les vérificateurs, que la société a mis en oeuvre des systèmes d'information de gestion et de contrôles internes adéquats.

2-3. **Le conseil devrait être composé en majorité d'administrateurs non reliés, c'est-à-dire des administrateurs indépendants de la direction et n'ayant aucune relation d'affaires, sauf une relation découlant simplement de l'actionnariat, qui soit susceptible de nuire à la capacité de l'administrateur d'agir au mieux des intérêts de la société. Le conseil est tenu d'appliquer la définition d' « administrateur non relié » et de divulguer chaque année l'analyse de l'application des principes à l'appui de cette conclusion.**
Le conseil estime que 12 de ses 14 candidats à titre d'administrateurs, soit la majorité du conseil, sont des administrateurs non reliés au sens des lignes directrices de la Bourse de Toronto et sont indépendants au sens des normes de la NYSE. Les candidats proposés à titre d'administrateurs qui sont considérés comme des administrateurs reliés sont MM. Kerr et Pannell. Pour en arriver à cette conclusion, le conseil a évalué la situation de chaque administrateur compte tenu d'un certain nombre de facteurs, notamment des postes de direction que l'administrateur occupe ou a occupés au sein de la société ou des membres de son groupe.

4-5. Le conseil devrait nommer un comité composé d'administrateurs qui ne sont pas membres de la direction, et dont la majorité sont des administrateurs non reliés, qui serait chargé de proposer au conseil de nouveaux candidats aux postes d'administrateurs et d'évaluer les administrateurs régulièrement. Le conseil devrait mettre en œuvre une marche à suivre aux fins de l'évaluation de l'efficacité du conseil dans son ensemble, des comités du conseil et l'apport des différents administrateurs.

Le comité de régie est chargé, notamment, de passer en revue les compétences des candidats en vue de leur élection ou nomination au conseil et de recommander des candidats aux postes d'administrateurs. Tous les membres du comité de régie sont des administrateurs non reliés. Un membre, soit M. Harding, est un représentant de Brascan. Le comité de régie est chargé, notamment, d'évaluer l'efficacité des activités du conseil et le rendement du conseil et de ses administrateurs et l'apport de chacun des administrateurs. Les membres du conseil sont également invités à poser des questions et à faire des suggestions relativement aux questions devant être examinées par le président du comité de régie et le président du conseil de la société.

6. Le conseil devrait fournir un programme d'orientation et de formation à l'intention des nouveaux membres du conseil.

Les nouveaux administrateurs reçoivent des renseignements détaillés sur la société et les membres de son groupe. Les administrateurs ont en outre la possibilité de rencontrer des membres de la haute direction et de participer à des séances de travail avec eux, ce qui leur permet d'avoir une connaissance plus approfondie des activités de la société et des membres de son groupe.

7. Le conseil devrait revoir sa taille et entreprendre au besoin un programme de réduction du nombre d'administrateurs pour amener celui-ci à un nombre permettant de prendre des décisions avec plus d'efficacité.

Le comité de régie est responsable, notamment, d'évaluer sur une base régulière la taille et la composition du conseil et de ses comités, et de faire des recommandations au conseil à cet égard. Compte tenu de la diversité de ses activités, le conseil est d'avis que sa taille actuelle est appropriée.

8. Le conseil devrait revoir le montant de la rémunération et le mode de rémunération de ses administrateurs afin de déterminer si cette rémunération reflète les responsabilités et le risque associés au fait d'être un administrateur.

Le comité de régie est chargé de passer en revue la rémunération des administrateurs et d'émettre des recommandations au conseil à cet égard.

9. Les comités du conseil devraient généralement être composés d'administrateurs qui ne sont pas membres de la direction, et dont la majorité sont des administrateurs non reliés.

Tous les comités sont composés uniquement d'administrateurs externes, qui sont tous des administrateurs indépendants et non reliés. En outre, tous les membres du comité de vérification ayant le droit de voter passent le test supplémentaire d'indépendance de la loi intitulée *Sarbanes-Oxley Act of 2002*.

10. Le conseil ou l'un de ses comités devrait assumer expressément la responsabilité de mettre au point la démarche devant être suivie par la société en ce qui concerne les questions de régie d'entreprise, notamment donner suite aux lignes directrices de la Bourse de Toronto.

Bien que le conseil ait la responsabilité globale des questions liées à la régie d'entreprise, ses comités ont tous des responsabilités précises relativement à certains aspects liés à la régie d'entreprise. Le comité de régie est chargé de passer en revue l'énoncé des pratiques en matière de régie d'entreprise de la société, y compris sa réponse aux lignes directrices de la Bourse de Toronto.

11. Le conseil, conjointement avec le chef de la direction, devrait définir les fonctions et les responsabilités des membres de la direction et déterminer les objectifs généraux que le chef de la direction doit atteindre.

Le comité des ressources humaines est chargé, notamment, de superviser la planification des ressources de gestion, y compris la planification de la relève, de nommer des candidats à des postes de haute direction, ainsi que d'établir les descriptions de tâches et les objectifs annuels des membres de sa haute direction, et d'en faire rapport au conseil.

Le conseil est d'avis qu'il est important de mettre en œuvre un plan d'affaires pour assurer la compatibilité des points de vue des actionnaires, du conseil et de la direction relativement à la direction stratégique de la société, au rendement visé et à l'utilisation efficace des capitaux des actionnaires. Le plan d'affaires que le conseil approuve chaque année prévoit que les membres de la haute direction ont pour mandat de diriger les affaires de la société conformément aux modalités du plan, sachant que le conseil est nécessairement d'accord avec ce plan. Toute déviation importante à ce plan est soumise au conseil, qui se prononce sur la question.

12. Le conseil devrait veiller à ce que des structures appropriées assurant son indépendance par rapport à la direction soient en place.

Lors de ses réunions, le conseil rencontre régulièrement en privé les membres de la haute direction les plus importants de la société sans la présence des autres membres de la haute direction. Le conseil rencontre également individuellement tous les membres de la haute direction sur une base régulière, sous l'autorité de l'administrateur en chef du conseil. L'administrateur en chef du conseil est le président du comité de régie. M. F. McKenna, un administrateur non relié, occupe actuellement ce poste.

13. Le comité de vérification du conseil devrait être composé uniquement d'administrateurs qui ne sont pas membres de la direction, qui auraient un mandat défini avec précision, et qui devraient disposer de voies de communication directes avec les vérificateurs internes et externes de la société. Les fonctions du comité de vérification devraient également comprendre la surveillance des systèmes de contrôles internes.

Le comité de vérification du conseil est composé uniquement d'administrateurs non reliés dont aucun n'est relié à l'actionnaire principal de la société. Le mandat du comité de vérification est revu par ce comité et approuvé par le conseil. Le comité de vérification est responsable, notamment, de la surveillance des systèmes et des procédures de contrôles internes de la société, ainsi que de l'évaluation du rendement des vérificateurs externes de la société. À chacune de ses quatre réunions prévues au cours de l'exercice, le comité de vérification rencontre en privé les vérificateurs externes de la société pour discuter des questions particulières et les analyser, au besoin.

14. Les administrateurs devraient pouvoir engager des conseillers externes aux frais de la société lorsque les circonstances le justifient.

Les administrateurs du conseil peuvent consulter les membres de la haute direction, quand ils le désirent, et, sous réserve de l'approbation du conseil, engager des conseillers externes.

noranda

QUEBECOR MERRILL
CANADA INC
Imprimé au Canada

Noranda Inc.
BCE Place, 181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3

noranda

04 APR -7 AM 7:21

PROXY SOLICITED BY MANAGEMENT

The undersigned holder of Common Shares of NORANDA INC. hereby appoints DAVID W. KERR, or failing him, DEREK G. PANNELL, or instead of and to the exclusion of either of the foregoing,

....

as nominee, to attend and act for and on behalf of the undersigned at the **Annual Meeting of Shareholders to be held on Monday, April 26, 2004,** and at any adjournment thereof.

SHARES REPRESENTED WILL BE VOTED:

1. Election of Directors (Mark either (a) or (b))

(a) ☐ FOR the election as directors of all nominees for election listed in the accompanying Management Information Circular other than *(please specify)*

....; or

(b) ☐ WITHHOLD FROM VOTING in the election of directors.

2. Appointment and Remuneration of Auditors (Mark either (a) or (b))

(a) ☐ FOR the appointment of Ernst & Young LLP, Chartered Accountants, as auditors and authorizing the directors to fix their remuneration; or

(b) ☐ WITHHOLD FROM VOTING in the appointment and remuneration of auditors.

In addition, the undersigned confers discretionary authority upon the persons named above in respect of amendments or variations to matters identified in the Notice of Meeting and in respect of other matters that may properly come before the Meeting.

DATED ...., 2004.

....
Shareholder's Signature

Notes:

1. If this proxy is not dated in the space provided, it will be deemed to be dated as of the date on which it was mailed to you by the Corporation.
2. If the shareholder is an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.
In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the sections entitled "Non-Registered Holders" and "Revocation of Proxies" in the accompanying Management Information Circular and carefully follow the instructions of their intermediaries.
3. **To be valid, this proxy must be signed and deposited with CIBC Mellon Trust Company by mail in the return envelope provided or addressed to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by facsimile at (416) 368-2502, or with the Secretary of the Corporation, not later than the close of business on Friday, April 23, 2004 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned Meeting.**
4. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint and delivering the completed proxy to CIBC Mellon Trust Company or the Secretary of the Corporation, as set out above.**
5. Reference is made to the accompanying Management Information Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.
6. If a share is held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy, they shall vote together in respect of each share so held.
7. The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

noranda

Noranda Inc.

181 rue Bay, bureau 200
BCE Place
Toronto, ON, Canada M5J 2T3
www.noranda.com
Tél (416) 982 7111
Téléc (416) 982 7423

04 APR -7 AM 7:21

IMPORTANT - LIRE ATTENTIVEMENT

Cher actionnaire de Noranda :

Dans le but de vous fournir les meilleurs services possibles, il nous fait plaisir de vous offrir la possibilité de recevoir gratuitement des documents par voie électronique.

Vous auriez ainsi la possibilité d'accéder facilement et rapidement par ordinateur aux documents suivants :

- Les rapports annuel et trimestriels, y compris les états financiers
- Les avis de convocation aux assemblées d'actionnaires
- La circulaire d'information et les documents de procuration

Comment accepter cette offre?

Si vous préférez recevoir ces documents par voie électronique, vous devez avoir un compte de courrier électronique (courriel) et accès à l'Internet. **Pour profiter de la distribution électronique, il suffit de vous rendre à www.cibcmellon.com/TransmissionElectronique et de suivre les instructions d'inscription.** Vous pouvez aussi remplir le formulaire de consentement ci-joint et l'envoyer à notre agent des transferts, CIBC Mellon Trust Company, par télécopieur au 416-643-5501 ou par la poste à l'adresse suivante :

CIBC Mellon Trust Company
Boîte postale 7010
Adelaide Street Postal Station
Toronto (Ontario) M5C 2W9

Votre inscription demeurera en vigueur jusqu'à ce que vous avisiez par écrit CIBC Mellon Trust Company à l'adresse ci-dessus.

Avantages de la distribution électronique

Nous croyons que ce service est pratique pour vous, avantageux pour l'environnement et plus économique pour Noranda. Toutefois, nous reconnaissons qu'il ne convient peut-être pas à tout le monde, c'est pourquoi les documents de Noranda demeureront disponibles sur copie papier.

Nous espérons que vous profiterez de ce service en ligne et des avantages qu'il procure.

noranda

Noranda Inc.

181 rue Bay, bureau 200
BCE Place
Toronto, ON, Canada M5J 2T3
www.noranda.com
Tél (416) 982 7111
Téléc (416) 982 7423

CONSENTEMENT À LA DISTRIBUTION ÉLECTRONIQUE DE DOCUMENTS

TO : Noranda Inc. (« Noranda »)

1. Je consens, jusqu'à ce que je révoque mon consentement conformément au paragraphe 8 ci-dessous, à la distribution électronique des documents suivants (les « documents ») de Noranda que Noranda choisit de me livrer par voie électronique, le tout conformément aux conditions du présent consentement :
   - Les rapports annuel et trimestriels, y compris les états financiers
   - Les avis de convocation aux assemblées des actionnaires
   - La circulaire d'information et les documents de procuration

2. Je comprends et conviens qu'après avoir donné mon consentement et que Noranda aura déposé les documents auprès des autorités des valeurs mobilières compétentes, Noranda ou son agent m'avisera qu'un document que j'ai le droit de recevoir par courrier électronique est disponible sur le site Web de Noranda au moyen d'un lien à la page précise du site Web renfermant ce document. J'accepte que cet avis me soit envoyé à l'adresse de courriel que je fournis ci-dessous.

3. Je reconnais que je dois pouvoir accéder à l'Internet, au courrier électronique et au World Wide Web pour recevoir un document par voie électronique et je confirme que je dispose d'un tel accès et que j'ai les compétences et les ressources techniques nécessaires pour accéder à un tel document.

4. Je reconnais et conviens que :

   - Tout avis transmis par courrier électronique ou tout autre avis ne renfermera pas un document papier.
   - Tout avis transmis par courrier électronique ou tout autre avis fera état de l'adresse Web de Noranda (ou un hyperlien) indiquant l'emplacement des documents devant être transmis par courrier électronique.
   - En entrant l'adresse Web de Noranda dans mon navigateur Web, ou en cliquant sur l'hyperlien, je puis, à partir de mon ordinateur, accéder au document, le visionner, le télécharger et en imprimer une copie papier
   - Un document distribué par voie électronique sera en format PDF (Portable Document Format)
   - Le logiciel Adobe® Acrobat® Reader est nécessaire pour visionner un document en format PDF et un lien à ce logiciel sera disponible à la page Web de Noranda renfermant les documents à transmettre par voie électronique.

5. Je reconnais que je puis obtenir une copie papier de tout document devant m'être livré par voie électronique en en faisant la demande à Noranda soit (1) par téléphone au 416-982-7153, (2) par télécopieur au 416-982-7423, (3) par courriel à request@noranda.com, ou (4) par la poste à Noranda Inc., Service des relations avec les investisseurs, BCE Place, 181 Bay Street, Bureau 200, Toronto (Ontario), Canada M5J 2T3, ou à CIBC Mellon Trust Company au numéro de

téléphone, numéro de télécopieur, adresse électronique ou adresse postale indiqués au paragraphe 8 ci-dessous. Je reconnais que ma demande d'une copie papier de tout document ne constitue pas une révocation du présent consentement.

6. Je reconnais et conviens que :

- En tout temps et sans préavis, Noranda peut décider de ne pas me transmettre un document par voie électronique. Dans ce cas, une copie papier du document me sera envoyée par la poste.
- Si un document devant m'être transmis par voie électronique n'est pas disponible sous cette forme, une copie papier du document me sera envoyée par la poste.

7. Je comprends que Noranda conservera sur son site Web tout document qui m'aura été envoyé par courrier électronique pendant un temps correspondant à la période de préavis stipulée par la loi applicable et que les documents demeureront affichés sur le site Web par la suite pendant une période appropriée et pertinente, compte tenu de la nature du document.

8. Je comprends que je puis révoquer ou modifier mon consentement en tout temps et que je puis changer l'adresse électronique à laquelle les avis doivent m'être livrés en tout temps en avisant CIBC Mellon Trust Company soit par téléphone : 1-800-387-0825, par télécopieur : 416-643-5501, par courriel : inquiries@cibcmellon.com ou par la poste : CIBC Mellon Trust Company, Boîte postale 7010, Adelaide Street Postal Station, Toronto (Ontario), Canada M5C 2W9. Je reconnais que si je modifie mon adresse électronique ou si je révoque ou modifie mon consentement, je dois en aviser CIBC Mellon Trust Company. CIBC Mellon Trust Company doit absolument être avisé d'un tel changement, révocation ou modification pour pouvoir y donner suite efficacement.

9. Je comprends que je ne suis pas tenu d'accepter la distribution électronique des documents.

10. Je comprends que si Noranda est incapable de me transmettre tout document par voie électronique, la Société me le fera parvenir par la poste accompagné d'un avis expliquant que Noranda est incapable de me transmettre ledit document à l'adresse électronique qui lui a été fournie et me donnera l'occasion de lui fournir l'adresse électronique exacte.

11. Je comprends que Noranda conserve en toute confidentialité les renseignements personnels que je lui fournis en tant qu'actionnaire et les utilise uniquement pour les communications aux actionnaires.

Je suis un actionnaire inscrit de Noranda. J'ai lu et je comprends les conditions du présent consentement et je consens à la distribution électronique des documents en vertu des conditions susmentionnées.

Nom de l'actionnaire : ______________________________

Numéro de compte de l'actionnaire : ______________________________

Signature de l'actionnaire : ______________________________

Adresse électronique de l'actionnaire : ______________________________

Adresse postale de l'actionnaire : ______________________________

____

Date : ______________________________